P_R_O_S_P_E_C_T_U_S
                                2,670,000 SHARES

                                     [LOGO]

                         INTERACTIVE INTELLIGENCE, INC.
                                  COMMON STOCK
                                 --------------

    This is Interactive Intelligence's initial public offering of common stock. The underwriters will offer 2,670,000 shares in the United States and Canada.
    Currently, no public market exists for the shares. The common stock has been approved for quotation on the Nasdaq National Market under the symbol "ININ."

    INVESTING IN THE COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 7 OF THIS PROSPECTUS.
                               -----------------

                                                                PER SHARE       TOTAL
                                                               -----------  -------------
Public offering price........................................    $13.00      $34,710,000

Underwriting discount........................................     $.91       $2,429,700

Proceeds, before expenses, to Interactive Intelligence.......    $12.09      $32,280,300

    The underwriters may also purchase up to an additional 330,500 shares from us and 70,000 shares from one of our stockholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

    At our request, the underwriters have reserved up to 7% of the shares of our common stock offered by this prospectus for sale, at the initial public offering price, to some of our employees, executive officers, directors and resellers and to some individuals designated by them. The number of shares of common stock for sale to the general public in this offering will be reduced to the extent those persons purchase the reserved shares.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The shares of common stock will be ready for delivery in New York, New York on or about September 28, 1999.

                               ------------------
MERRILL LYNCH & CO.

              HAMBRECHT & QUIST

                             U.S. BANCORP PIPER JAFFRAY
                               ------------------

               THE DATE OF THIS PROSPECTUS IS SEPTEMBER 22, 1999.

                               TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                             ---------
Prospectus Summary.........................................................................................          3

Forward-Looking Statements.................................................................................          7

Risk Factors...............................................................................................          7

Use of Proceeds............................................................................................         18

Dividend Policy............................................................................................         18

Capitalization.............................................................................................         19

Dilution...................................................................................................         20

Selected Consolidated Financial Data.......................................................................         21

Management's Discussion and Analysis of Financial Condition and Results of Operations......................         22

Business...................................................................................................         32

Management.................................................................................................         47

Executive Compensation.....................................................................................         51

Certain Transactions.......................................................................................         58

Principal and Selling Stockholders.........................................................................         60

Description of Capital Stock...............................................................................         61

Shares Eligible for Future Sale............................................................................         65

Underwriting...............................................................................................         67

Legal Matters..............................................................................................         70

Experts....................................................................................................         70

Additional Information.....................................................................................         70

Index to Consolidated Financial Statements.................................................................        F-1

                            ------------------------

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT, AND THE UNDERWRITERS ARE NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS PROSPECTUS. TO UNDERSTAND THIS OFFERING FULLY, YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE RISK FACTORS AND THE FINANCIAL STATEMENTS AND RELATED NOTES, BEFORE YOU DECIDE WHETHER TO INVEST IN OUR COMMON STOCK.

OUR COMPANY

    We are a leading developer of enterprise software that allows our customers to automate virtually every aspect of their business communications. When installed on a Windows NT-Registered Trademark- server, our flagship product, Enterprise Interaction Center-Registered Trademark- or EIC, provides a single, integrated solution capable of processing thousands of interactions per hour, including telephone calls, e-mails, faxes, voice mail messages, Internet chat sessions, Web callback requests and voice over Net calls. EIC is a unique software solution that replaces a variety of traditional devices such as private branch exchange devices or PBXs, interactive voice response systems or IVRs, automatic call distributors or ACDs, voice mail systems, fax servers, call recorders and computer telephony integration or CTI gateways. We began licensing our products in 1997 and have grown our total revenues from $1.6 million in 1997 to $9.0 million in 1998.

OUR INDUSTRY

    Due to a broad combination of factors, including deregulation, consolidation and advances in technology, organizations are looking to communications technology to increase efficiency and provide better service. We believe we are well positioned to take advantage of the following major trends taking place within many industries.

    - GROWTH OF CALL CENTERS. To consolidate customer contact points and focus on customer service, organizations are frequently implementing formal call centers. We believe that the market for call center communications products in 1998 represented approximately 55% of the estimated $10.0 billion computer telephony industry, and we expect this market to grow at 25% to 30% annually.

    - INCREASING VARIETY AND COMPLEXITY OF BUSINESS COMMUNICATIONS. In addition to more traditional communications media such as telephone, fax and voice mail, the growth of the Internet has expanded the number and complexity of business communications to include e-mail, Internet chat sessions, Web callback requests and voice over Net calls. We believe that approximately one-fifth of customer contact will shift from the phone to the Internet in the next two years.

    - INCREASING NEED TO INTEGRATE BUSINESS COMMUNICATIONS AND COMPUTER SYSTEMS. Historically, telecommunications systems and information systems have been separate and distinct. To more effectively and efficiently interact, both internally and externally, enterprises need to seamlessly access and utilize these two systems.

    - ENTRANCE OF NEW SERVICE PROVIDERS. The Telecommunications Act of 1996 deregulated many aspects of the communications market and resulted in a rapid increase in the number and types of organizations seeking to provide communications and other services. These new service provider entrants include local exchange carriers, cable companies, Internet service providers and wireless companies.

    We believe the traditional multi-device approach to communications by organizations is inadequate to address the needs created by these trends. We believe the shortcomings of this approach create a significant opportunity for a single, all-in-one solution based on standard hardware and software technology that enables organizations to efficiently and effectively interact with all of their constituents.

OUR SOLUTION

    We believe that EIC provides our end-user customers with an all-in-one communications solution that has the following advantages over the traditional multi-device approach:

    - BROADER RANGE OF FUNCTIONS. Unlike traditional systems that require end-user customers to purchase separate products to attain broader functionality, EIC is an all-in-one system that offers a broad suite of communications features.

    - REDUCED NEED TO INTEGRATE DISPARATE TECHNOLOGIES. EIC pre-assembles all the necessary components into one software solution, allowing end-user customers to concentrate their efforts on improving business operations.

    - OPEN ARCHITECTURE AND BETTER COMPATIBILITY WITH LEADING TECHNOLOGIES. Our products are built around industry standard hardware and software components such as Intel microprocessors and the Microsoft Windows NT-Registered Trademark- operating system.

    - LOWER TOTAL COST OF OWNERSHIP. EIC's capabilities reside in a single Windows NT-Registered Trademark- server, resulting in a lower total cost of ownership due to the reduced time and expense typically required to maintain a centralized software-based communications system.

    - GREATER ABILITY TO CUSTOMIZE COMMUNICATIONS TO MEET SPECIFIC NEEDS. While EIC can be deployed quickly with minimal configuration, organizations can also customize many aspects of their communications processing using EIC's graphical application generator.

OUR CUSTOMERS

    We design our software to meet the needs of end-user customers in three growing markets: call centers, enterprises and service providers. We license our products to over 300 end-user customers, including Ameritech Corporation, BuyItNow, Inc., Deutsche Telekom Berkom Gmbh, Seagate Technology, Inc. and Toshiba America Consumer Products. We market our software products and services through an extensive distribution network consisting of over 100 independent resellers in North America, Europe and the Asia/Pacific region. Our resellers range from relatively small, local organizations to large regional and national firms, such as Bell South Communication Systems, Inc. and KPN Telecom B.V. We also provide our end-user customers and resellers with technical support, educational and professional services.

OUR GROWTH STRATEGY

    Our primary business objective is to become the leading vendor of enterprise software that allows call centers, enterprises and service providers to automate virtually every aspect of their business communications. Our strategy for achieving this objective incorporates the following key elements:

    - CONTINUE TO EXPAND OUR LEADING TECHNOLOGY POSITION. We have significant technical expertise in call center, communications and software technologies. We intend to use our expertise to add new features to our products, improve the ability of our current and future products to handle the needs of larger organizations, and broaden the compatibility of our products to work with other systems and applications used by our customers.

    - BROADEN OUR PRODUCT OFFERING. We plan to broaden our product offering with additional products and features for our target markets.

    - FURTHER EXPAND OUR GLOBAL DISTRIBUTION CHANNEL. We plan to further expand our existing distribution channel, which currently consists of over 100 resellers in more than 20 countries.

    - DEVELOP OUR STRATEGIC BUSINESS RELATIONSHIPS. We have strategic relationships with leading technology companies, including Microsoft Corporation, which recently recognized us as the ninth fastest growing independent software vendor using Microsoft Windows-Registered Trademark-. In addition to our relationships with technology companies, we intend to pursue strategic relationships with network equipment vendors as well as developers of customer relationship management software.

OUR ADDRESS

    We are incorporated in Indiana, and our worldwide headquarters are located at 8909 Purdue Road, Suite 300, Indianapolis, Indiana 46268. Our telephone number is (317) 872-3000, and our Web site is www.inter-intelli.com. The information on our Web site is not part of this prospectus.

THE OFFERING

    Unless stated otherwise, all financial information and share and per share data in this prospectus
    - give effect to the three-for-two stock split that was effected on July 12, 1999;

    - assume that the underwriters do not exercise their over-allotment option; and

    - do not include shares reserved for issuance under our stock option plans.

Our common stock outstanding after the offering includes shares issuable upon the exercise of options outstanding under our stock option plans. As of June 30, 1999, there were 2,256,954 shares issuable upon the exercise of outstanding options, of which 404,604 were exercisable, and 3,676,875 shares available for future awards of options under these plans. See "Executive Compensation--Stock Option Plans" and "Underwriting."

Common stock offered.........................  2,670,000 shares
Common stock outstanding after the             13,370,121 shares
  offering...................................
Use of proceeds..............................  For general corporate purposes, including working capital and potential acquisitions,
                                               for repayment of lines of credit and for
                                               repayment of indebtedness and payment of
                                               deferred compensation and other non-interest
                                               bearing accounts payable to our principal
                                               stockholder. See "Use of Proceeds."
Risk factors.................................  See "Risk Factors" for a discussion of factors you should carefully consider before
                                               deciding whether to invest in shares of our
                                               common stock.
Nasdaq National Market symbol................  ININ

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    THE FOLLOWING TABLE SUMMARIZES THE FINANCIAL INFORMATION FOR INTERACTIVE INTELLIGENCE. YOU SHOULD READ THIS INFORMATION WITH THE FINANCIAL STATEMENTS AND NOTES TO THE FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS. SEE "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS." THE AS ADJUSTED CONSOLIDATED BALANCE SHEET DATA REFLECT APPLICATION OF THE ESTIMATED NET PROCEEDS FROM THE SALE OF 2,670,000 SHARES IN THIS OFFERING, AT THE INITIAL PUBLIC OFFERING PRICE OF $13.00 PER SHARE LESS UNDERWRITING DISCOUNTS OF $2.4 MILLION AND ESTIMATED EXPENSES OF $750,000, AS DESCRIBED IN "USE OF PROCEEDS."

                                                                                                         SIX MONTHS
                                    OCTOBER 1, 1994             YEAR ENDED DECEMBER 31,                ENDED JUNE 30,
                                    (INCEPTION) TO     ------------------------------------------  ----------------------
                                   DECEMBER 31, 1994     1995       1996       1997       1998       1998        1999
                                  -------------------  ---------  ---------  ---------  ---------  ---------  -----------
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenues:
  Software......................       $      --       $      --  $      --  $   1,265  $   7,662  $   2,980   $   5,482
  Services......................              --              --         --        325      1,349        407       1,826
                                          ------       ---------  ---------  ---------  ---------  ---------  -----------
Total revenues..................              --              --         --      1,590      9,011      3,387       7,308
Costs and expenses:
  Costs of software.............              --              --         --         38         59         24          60
  Costs of services.............              --              --         --      1,258      3,381      1,387       2,360
  Sales and marketing...........              --              19        157      2,519      6,623      2,715       4,553
  Research and development......               8             297        987      2,118      4,065      1,837       3,004
  General and administrative....              --              99        192        742      1,407        590       1,135
                                          ------       ---------  ---------  ---------  ---------  ---------  -----------
Total costs and expenses........               8             415      1,336      6,675     15,535      6,553      11,112
                                          ------       ---------  ---------  ---------  ---------  ---------  -----------
Operating loss..................              (8)           (415)    (1,336)    (5,085)    (6,524)    (3,166)     (3,804)
Interest expense, net...........              --               1         43        361        868        428         398
                                          ------       ---------  ---------  ---------  ---------  ---------  -----------
Loss before income taxes........              (8)           (416)    (1,379)    (5,446)    (7,392)    (3,594)     (4,202)
Income taxes....................              --              --         --         --         --         --          --
                                          ------       ---------  ---------  ---------  ---------  ---------  -----------
Net loss........................       $      (8)      $    (416) $  (1,379) $  (5,446) $  (7,392) $  (3,594)  $  (4,202)
                                          ------       ---------  ---------  ---------  ---------  ---------  -----------
                                          ------       ---------  ---------  ---------  ---------  ---------  -----------
Basic and diluted net loss per
  share.........................       $   (0.01)      $   (0.21) $   (0.33) $   (0.71) $   (0.84) $   (0.44)  $   (0.40)
Shares used in per share
  computation...................           1,500           1,966      4,216      7,642      8,816      8,203      10,538


                                                                                                      AT JUNE 30, 1999
                                                                                                   ----------------------
                                                                                                    ACTUAL    AS ADJUSTED
                                                                                                   ---------  -----------
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents......................................................................  $      87     $22,666
  Working capital (deficit)......................................................................     (3,167)     20,467
  Total assets...................................................................................      7,798      30,377
  Long-term debt.................................................................................      8,523         627
  Total shareholders' equity (deficit)...........................................................     (7,997)     23,533

                           FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements that reflect our views about future events and financial performance. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our and our industry's actual results, levels of activity, performance, achievements and prospects to be materially different from those expressed or implied by those forward-looking statements. These risks, uncertainties, assumptions and other factors include, among others, those identified under "Risk Factors" and elsewhere in this prospectus. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. In addition, actual results could differ materially from those suggested by the forward-looking statements, and therefore you should not place undue reliance on the forward-looking statements.

                                  RISK FACTORS

    INVESTING IN OUR COMMON STOCK WILL PROVIDE YOU WITH AN EQUITY OWNERSHIP IN INTERACTIVE INTELLIGENCE. AS AN INTERACTIVE INTELLIGENCE STOCKHOLDER, YOU MAY BE SUBJECT TO RISKS INHERENT IN OUR BUSINESS. THE PERFORMANCE OF YOUR SHARES WILL REFLECT THE PERFORMANCE OF OUR BUSINESS RELATED TO, AMONG OTHER THINGS, OUR COMPETITION, GENERAL ECONOMIC AND MARKET CONDITIONS AND INDUSTRY CONDITIONS. THE PRICE OF OUR COMMON STOCK MAY DECLINE AND THE VALUE OF YOUR INVESTMENT COULD DECREASE. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS AS WELL AS OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE DECIDING WHETHER TO INVEST IN SHARES OF OUR COMMON STOCK.

OUR LIMITED OPERATING HISTORY MAKES FINANCIAL FORECASTING DIFFICULT AND, IN ASSESSING OUR PROSPECTS, YOU SHOULD CONSIDER OUR EARLY STAGE OF DEVELOPMENT AND PRESENCE IN A NEW AND RAPIDLY EVOLVING INDUSTRY

    Our limited operating history makes it difficult to forecast our future operating results. We commenced operations in October 1994, but did not begin shipping our principal product, Enterprise Interaction Center or EIC, until March 1997. Accordingly, you should assess our prospects in light of the risks and difficulties frequently encountered by companies in the early stage of development, particularly companies in new and rapidly evolving industries.

WE HAVE HISTORICALLY INCURRED LOSSES AND WE MAY NOT ACHIEVE PROFITABILITY

    We have not operated profitably to date. We incurred net losses of $7.4 million in 1998 and $4.2 million for the six-month period ended June 30, 1999. At June 30, 1999, we had accumulated losses since inception of $18.8 million. We intend to continue to make significant investments in our research and development, marketing, services and sales operations. We anticipate that these expenses could significantly precede any revenues generated by the increased spending. As a result, we are likely to continue to experience losses and negative cash flow from operations in future quarters. If we do become profitable, we may not sustain or increase our profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

OUR QUARTERLY OPERATING RESULTS HAVE VARIED SIGNIFICANTLY AND, IF SEVERAL FACTORS AFFECTING OUR BUSINESS CAUSE THEM TO CONTINUE TO DO SO, THE MARKET PRICE OF OUR COMMON STOCK COULD BE AFFECTED

    Our operating results have varied significantly from quarter to quarter and may continue to do so in the future depending upon a number of factors affecting us or our industry described below and elsewhere in this prospectus, including many that are beyond our control. As a result, we believe that period-to-period comparisons of our operating results are not necessarily meaningful, and you should not rely on them as an indication of our future performance. In addition, our operating results in a future quarter or quarters may fall below expectations of securities analysts or investors and, as a result, the price of our common stock may fluctuate.

    Because we do not know when our potential end-user customers will place orders and finalize contracts, we cannot accurately forecast our revenues and operating results for future quarters. We recognize revenues upon satisfaction of the requirements of AICPA Statement of Position 97-2, which generally occurs in the same quarter that the order is received. As a result, our quarterly revenues and operating results depend primarily on the size, quantity and timing of orders received for our products during each quarter. If a large number of orders or several large orders do not occur or are deferred or delayed, our revenues in a quarter could be substantially reduced. This risk is heightened by the significant investment and executive level decision making typically involved in our end-user customers' decisions to license our products. Since a large portion of our operating expenses, including rent and salaries, is fixed and difficult to reduce or modify, our business, financial condition or results of operations could be materially adversely affected if revenues do not meet our expectations.

    Because of our early stage of development and limited number of products, changes in pricing policies and the timing of the development, announcement and sale of new or upgraded versions of our products are some of the additional factors that could cause our revenues and operating results to vary significantly from quarter to quarter. We recently released EIC Version 1.3 and Interaction Dialer, as described in "Business--Products."

WE HAVE A LENGTHY PRODUCT SALES CYCLE, WHICH HAS CONTRIBUTED, AND MAY CONTINUE TO CONTRIBUTE, TO THE QUARTER-TO-QUARTER VARIABILITY OF OUR REVENUES AND OPERATING RESULTS, WHICH COULD AFFECT THE MARKET PRICE OF OUR COMMON STOCK

    We have generally experienced a lengthy product sales cycle, averaging approximately six to nine months. The lengthy sales cycle is one of the factors that has caused, and may in the future continue to cause, our software revenues and operating results to vary significantly from quarter to quarter, which could affect the market price of our common stock. It also makes it difficult for us to forecast product license revenues. Because of the unique characteristics of our products, our prospective end-user customers' decisions to license our products often require significant investment and executive level decision making. We believe that many companies currently are not aware of the benefits of enterprise software of the type we license or of our products and capabilities. For this reason, we must provide a significant level of education to prospective end-user customers about the use and benefits of our products, which can cause potential end-user customers to take many months to make these decisions. As a result, sales cycles for end-user customer orders vary substantially from customer to customer. Excessive delay in product sales could materially adversely affect our business, financial condition or results of operations.

    The length of the sales cycle for end-user customer orders depends on a number of other factors over which we have little or no control, including:

    - an end-user customer's budgetary constraints;

    - the timing of an end-user customer's budget cycles;

    - concerns by end-user customers about the introduction of new products by us or our competitors; and

    - potential downturns in general economic conditions, including reductions in demand for call center services.

To the extent that potential end-user customers divert resources and attention to issues associated with the Year 2000 problem, our sales cycle could lengthen further. See "--Year 2000 issues may adversely affect our business." In addition, the sales cycle for our products in international markets has been, and is expected to continue to be, longer than the sales cycle in the United States. The average sales cycle for our products may lengthen as we expand internationally.

OUR INABILITY TO MANAGE SUCCESSFULLY OUR GROWTH OR OUR INCREASINGLY COMPLEX THIRD PARTY RELATIONSHIPS COULD ADVERSELY AFFECT US

    If we are not able to manage our growth successfully, we will not grow as planned and our business could be adversely affected. We have grown revenues from $1.6 million in 1997 to $9.0 million in 1998, and we intend to continue to grow our business operations significantly in the future. Our existing management, operational, financial and human resources and management information systems and controls may be inadequate to support our future operations. In addition, as the complexity of our product technology and our reseller and other third-party relationships have increased, the management of those relationships and the negotiation of contractual terms sufficient to protect our rights and limit our potential liabilities has become more complicated, and we expect this trend to continue in the future. As a result, our inability to successfully manage these relationships or negotiate sufficient contractual terms could have a material adverse effect on us.

WE FACE COMPETITIVE PRESSURES, WHICH MAY HAVE A MATERIAL ADVERSE EFFECT ON US

    The market for our software products is highly competitive and, because there are relatively low barriers to entry in the software market, we expect competition to increase significantly in the future. In addition, because our industry is new and evolving and characterized by rapid technological change, it is difficult for us to predict whether, when and by whom new competing technologies or new competitors may be introduced into our markets. Currently, our competition comes from several different market segments, including computer telephony platform developers, computer telephony applications software developers and telecommunications equipment vendors. We cannot assure you that we will be able to compete effectively against current and future competitors. In addition, increased competition or other competitive pressures may result in price reductions, reduced margins or loss of market share, any of which could have a material adverse effect on our business, financial condition or results of operations. See "Business--Competition."

    Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, marketing, customer service and other resources, greater name recognition and a larger installed base of customers than we do. As a result, these competitors may be able to respond to new or emerging technologies and changes in customer requirements faster and more effectively than we can, or to devote greater resources to the development, promotion and sale of products than we can. Current and potential competitors have established, and may in the future establish, cooperative relationships among themselves or with third parties, including mergers or acquisitions, to increase the ability of their products to address the needs of our current or prospective end-user customers. If these competitors were to acquire significant market share, it could have a material adverse effect on our business, financial condition or results of operations.

WE MAY NOT BE ABLE TO GROW OUR BUSINESS AS PLANNED IF WE DO NOT MAINTAIN SUCCESSFUL RELATIONSHIPS WITH OUR RESELLERS AND CONTINUE TO RECRUIT AND TRAIN ADDITIONAL RESELLERS

    Our ability to achieve revenue growth in the future will depend in part on our success in maintaining successful relationships with our existing and future resellers and in recruiting and training additional resellers. We rely primarily on resellers to market and support our products. We are still developing and refining our reseller distribution network and may be unable to attract additional resellers with both voice and data expertise that will be able to market our products effectively and that will be qualified to provide timely and cost-effective customer support and service. We generally do not have long-term or exclusive agreements with our resellers, and the loss of specific larger resellers or a significant number of resellers could materially adversely affect our business, financial condition or results of operations.

OUR MARKETS ARE CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGE WHICH MAY CAUSE US TO INCUR SIGNIFICANT DEVELOPMENT COSTS AND PREVENT US FROM ATTRACTING NEW CUSTOMERS

    The market for our products is characterized by rapid technological change, frequent new product introductions and enhancements, uncertain product life cycles and changing end-user customer demands. The introduction of products embodying new technologies and the emergence of new industry standards could render existing products obsolete or unmarketable and cause us to incur significant development costs.

A DECLINE IN MARKET ACCEPTANCE FOR MICROSOFT CORPORATION TECHNOLOGIES ON WHICH OUR PRODUCTS RELY COULD HAVE A MATERIAL ADVERSE EFFECT ON US

    EIC currently runs only on Microsoft Windows NT-Registered Trademark-servers. In addition, our products use other Microsoft Corporation technologies, including Microsoft Exchange Server-Registered Trademark- and Microsoft SQL Server-Registered Trademark-. A decline in market acceptance for Microsoft technologies or the increased acceptance of other server technologies could cause us to incur significant development costs and could have a material adverse effect on our ability to market our current products. Although we believe that Microsoft technologies will continue to be widely used by businesses, we cannot assure you that businesses will adopt these technologies as anticipated or will not in the future migrate to other computing technologies that we do not currently support. In addition, our products and technologies must continue to be compatible with new developments in Microsoft technologies.

OUR FUTURE BUSINESS PROSPECTS DEPEND IN PART ON OUR ABILITY TO MAINTAIN AND IMPROVE OUR CURRENT PRODUCTS AND DEVELOP NEW PRODUCTS

    We believe that our future business prospects depend in large part on our ability to maintain and improve our current products and to develop new products on a timely basis. Our products will have to achieve market acceptance, maintain technological competitiveness and meet an expanding range of end-user customer requirements. As a result of the complexities inherent in our products, major new products and product enhancements require long development and testing periods. We may not be successful in developing and marketing, on a timely and cost effective basis, product enhancements or new products that respond to technological change, evolving industry standards or end-user customer requirements. We may also experience difficulties that could delay or prevent the successful development, introduction or marketing of product enhancements, and our new products and product enhancements may not achieve market acceptance. Significant delays in the general availability of new releases of our products or significant problems in the installation or implementation of new releases of our products could have a material adverse effect on our business, financial condition or results of operations. We recently released EIC Version 1.3 and Interaction Dialer, as described in "Business-- Products."

SLOWER THAN ANTICIPATED GROWTH IN DEMAND FOR ENTERPRISE SOFTWARE OF THE TYPE WE LICENSE COULD MATERIALLY ADVERSELY AFFECT OUR GROWTH PROSPECTS

    If the demand for enterprise software of the type we license does not continue to grow as anticipated within each of our three targeted markets, our ability to grow our business as planned could be materially adversely affected. All of our revenues have been generated from licenses of our EIC software or complementary products, and related support, educational and professional services. We expect these products and services to account for the majority of our revenues for the foreseeable future. Although we believe demand for the functions performed by EIC is high, and growth in demand has accelerated in recent years, particularly among call centers, the market for our products and services is still emerging. Further, our growth plans require us to successfully attract end-user customers in our two other target markets, enterprises and service providers, which have been much slower to adopt software technologies such as our EIC product.

IF WE ARE UNABLE TO ADAPT OUR SOFTWARE IN A WAY THAT WILL PERMIT US TO SERVE LARGE, SINGLE-SITE END-USER CUSTOMERS, THE MARKETABILITY OF EIC COULD BE ADVERSELY AFFECTED

    EIC currently serves small to medium sized call centers and enterprises with approximately 25 to 300 users at a single location. As these organizations expand to include multiple locations, EIC can be customized to increase the number of telephone lines, extensions and users. However, EIC cannot currently meet the communications needs of organizations with more than 200 users at a single call center location or 300 users at a single enterprise location. We will need to adapt our software to serve larger single-site organizations. We may not be able to adapt our software in a timely or cost effective manner in a way that will permit us to serve these customers. This inability could have a material adverse effect on our business, financial condition or results of operations.

DIALOGIC CORPORATION MAY BECOME UNWILLING OR UNABLE TO CONTINUE TO MANUFACTURE AND SUPPLY US WITH VOICE PROCESSING BOARDS, REQUIRING US TO INTRODUCE A SUBSTITUTE SUPPLIER WHICH COULD PROVE DIFFICULT OR COSTLY

    Dialogic Corporation is currently our only supplier of the voice processing boards that are necessary for the operation of EIC. If Dialogic Corporation becomes unable or unwilling to continue to manufacture and supply these voice processing boards in the volume, price and technical specifications we require, then we would have to adapt our products to a substitute supplier. Introducing a new supplier of voice processing boards could result in unforeseen additional product development or customization costs and could also introduce hardware and software operating or compatibility problems. These problems could affect product shipments, be costly to correct or damage our reputation in the markets in which we operate, and could have a material adverse affect on our business, financial condition or results of operations.

    In addition, Intel Corporation recently acquired Dialogic Corporation. While Intel Corporation does not currently offer a product that competes with our EIC, Intel Corporation could potentially develop a competitive or superior product or attempt to affect our current relationship with Dialogic Corporation.

    In addition, Dialogic Corporation's CT Media offers some of the functionality that EIC provides and consequently could make it easier for competitors or potential competitors to provide products competitive with ours. If CT Media were to become an industry standard, our failure to adopt it could disadvantage us in competitive situations. See "Certain
Transactions--Relationship with Dialogic."

WE MAY NOT BE ABLE TO PROTECT OUR PROPRIETARY RIGHTS ADEQUATELY, WHICH COULD ALLOW THIRD PARTIES TO COPY OR OTHERWISE OBTAIN AND USE OUR TECHNOLOGY WITHOUT AUTHORIZATION

    We regard our software products as proprietary. In an effort to protect our proprietary rights, we rely primarily on a combination of copyright, trademark and trade secret laws, as well as licensing and other agreements with consultants, suppliers, strategic partners, resellers and end-user customers, and employee and third-party non-disclosure agreements. These laws and agreements provide only limited protection of our proprietary rights. In addition, we have not signed agreements containing these types of protective provisions in every case, and the contractual provisions that are in place and the protection they provide vary and may not provide us with adequate protection in all circumstances. Although we have recently filed provisional patent applications directed to several inventions embodied in our software products, we currently have no patents or registered copyrights. Because our means of protecting our proprietary rights may not be adequate, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization. A third party could also develop similar technology independently. In addition, the laws of some countries in which we sell our products do not protect our software and intellectual property rights to the same extent as the laws of the United

States. Unauthorized copying, use or reverse engineering of our products could materially adversely affect our business, results of operations or financial condition.

    We license technology that is embedded in our products from others. If one or more of these licenses terminates or cannot be renewed on satisfactory terms, we would have to modify the affected products to use alternative technology or eliminate the affected product function, either of which could have a material adverse effect on us.

INFRINGEMENT CLAIMS COULD ADVERSELY AFFECT US

    A third party could claim that our technology infringes its proprietary rights. As the number of software products in our target markets increases and the functionality of these products overlap, we believe that software developers may face infringement claims. For example, various patent rights have been asserted against interfaces between PBX hardware and computer network systems. Although we believe that our products do not infringe any of these patents because, among other reasons, our products are designed to replace PBXs and not to create such interfaces, if these patents were interpreted broadly, claims of infringement of these patents could have a material adverse affect on us.

    In June 1999, we received a letter from a large, well capitalized competitor in the call center market claiming that our products utilize technologies pioneered and patented by that competitor and suggesting that we discuss the terms of a potential license of their technologies. These patented technologies relate to a variety of call management systems or functions. A limited number of features among the many that are available as a part of our EIC and Interaction Dialer products have been questioned by the competitor. Our patent counsel, Woodard, Emhardt, Naughton, Moriarty & McNett, has reviewed all of the 15 patents listed in the letter from the competitor and provided us its opinion that our products do not infringe any of the 15 patents listed. The competitor has been advised of our patent counsel's opinion, and there are ongoing discussions to determine whether the competitor will concur with that opinion. To date, substantially all of our software license revenues have been from EIC and Interaction Dialer. However, the discussions relate only to certain features of these products and we are unable to quantify the revenues related to those features or to determine the effect, if any, that those features might have on an end-user customer's decision whether to license our products for some uses. Although we believe this matter can be resolved amicably, if we are unable to do so, infringement claims could be made or litigation commenced by the competitor, or a license agreement could be required, any of which could have a material adverse effect on our business, financial condition or results of operations.

    Infringement claims, even if without merit, can be time consuming and expensive to defend. A third party asserting infringement claims against us or our customers with respect to our current or future products may require us to enter into costly royalty arrangements or litigation, or otherwise materially adversely affect us. See "Business--Intellectual Property and Other Proprietary Rights."

WE DEPEND ON KEY PERSONNEL AND WILL NEED TO RECRUIT ADDITIONAL SKILLED PERSONNEL, FOR WHICH COMPETITION IS INTENSE, TO CONDUCT AND GROW OUR BUSINESS EFFECTIVELY

    Our success depends in large part on the continued service of our key personnel, particularly Dr. Donald E. Brown, our co-founder, Chief Executive Officer and principal stockholder, and Dr. Michael D. Gagle, our Chief Scientist. The loss of the services of either of these individuals or any key personnel could have a material adverse effect on our business, financial condition or results of operations. We have a key man life insurance policy on Dr. Brown in the amount of $3.0 million. Our future success also depends upon our ability to attract, train, assimilate and retain additional qualified personnel. Competition for persons with skills in the software industry is intense, particularly for those with relevant technical experience. We cannot assure you that we will be able to retain our key employees or that we can attract, train, assimilate or retain other highly qualified personnel in the future. See "Management" for a description of some of our key personnel.

WE MAY PURSUE ACQUISITIONS THAT BY THEIR NATURE PRESENT RISKS AND THAT MAY NOT BE SUCCESSFUL

    In the future we may pursue acquisitions to diversify our product offerings and customer base or for other strategic purposes. We have no prior history of making acquisitions and we cannot assure you that any future acquisitions will be successful. The following are some of the risks associated with acquisitions that could have a material adverse effect on our business, financial condition or results of operations:

    - We cannot ensure that any acquired businesses will achieve anticipated revenues, earnings or cash flow.

    - We may be unable to integrate acquired businesses successfully and realize anticipated economic, operational and other benefits in a timely manner, particularly if we acquire a business in a market in which we have limited or no current expertise, or with a corporate culture different from our own. If we are unable to integrate acquired businesses successfully, we could incur substantial costs and delays or other operational, technical or financial problems.

    - Acquisitions could disrupt our ongoing business, distract management, divert resources and make it difficult to maintain our current business standards, controls and procedures.

    - We may finance future acquisitions by issuing common stock for some or all of the purchase price. This could dilute the ownership interests of our stockholders. We may also incur additional debt or be required to recognize amortization expense related to goodwill and other intangible assets purchased in future acquisitions.

    - We would be competing with other firms, many of which have greater financial and other resources, to acquire attractive companies. We believe this competition will increase, making it more difficult to acquire suitable companies on acceptable terms.

OUR INTERNATIONAL OPERATIONS AND EXPANSION INVOLVE FINANCIAL AND OPERATIONAL
RISKS

    The expansion of our international operations will require significant management attention and financial resources to establish additional foreign operations, hire additional personnel and recruit additional international resellers. Non-North American revenues accounted for 17% of our total revenues in 1997, 16% of our total revenues in 1998 and 20% of our total revenues in the first half of 1999. To date, our products have been licensed outside North America primarily in Western Europe, South Africa and Australia. We are currently expanding our marketing efforts in Japan, Korea, China and Central and South America. We intend to continue to expand our international operations and enter additional international markets. Revenues from international expansion may be inadequate to cover the expenses of international expansion. In addition to the foreign currency risks described below, other risks inherent in our international business activities, in the countries in which we have licensed our products to date and in those countries in which we intend to expand, generally could include the following:

    - economic and political instability;

    - unexpected changes in foreign regulatory requirements and laws;

    - tariffs and other trade barriers;

    - timing, cost and potential difficulty of adapting our software products to the local language in those foreign countries that do not use the alphabet that English uses, such as Japan, Korea and China;

    - lack of acceptance of our products in foreign countries;

    - longer sales cycles and accounts receivable payment cycles;

    - potentially adverse tax consequences; and

    - restrictions on the repatriation of funds.

FLUCTUATIONS IN THE VALUE OF FOREIGN CURRENCIES COULD RESULT IN LOSSES

    Our international revenues are generally denominated in U.S. Dollars, but our international expenses are generally denominated in local foreign currencies. Although foreign currency translation gains and losses have been immaterial to date, fluctuations in exchange rates between the U.S. Dollar and other currencies could have a material adverse effect on our business, financial condition or results of operations, and particularly on our operating margins. To date, we have not sought to hedge the risks associated with fluctuations in exchange rates, but we may undertake to do so in the future. Any hedging techniques we implement in the future may not be successful. Exchange rate fluctuations could also make our products more expensive than competitive products not subject to these fluctuations, which could adversely affect our revenues and profitability in international markets.

OUR PRODUCTS COULD HAVE DEFECTS FOR WHICH WE ARE POTENTIALLY LIABLE AND WHICH COULD RESULT IN LOSS OF REVENUE, INCREASED COSTS OR LOSS OF OUR CREDIBILITY OR DELAY IN ACCEPTANCE OF OUR PRODUCTS IN THE MARKET

    Our products, including components supplied by others, may contain errors or defects, especially when first introduced or when new versions are released. Despite internal product testing, we have in the past discovered software errors in some of our products after their introduction. Errors in new products or releases could be found after commencement of commercial shipments, and this could result in additional development costs, diversion of technical and other resources from our other development efforts, or the loss of credibility with current or future end-user customers. This could result in a loss of revenue or delay in market acceptance of our products, which could have a material adverse effect upon our business, financial condition or results of operations. We recently released EIC Version 1.3 and Interaction Dialer, as described in "Business--Products."

    Our license agreements with our end-user customers typically contain provisions designed to limit our exposure to potential product liability and some contract claims. However, not all of these agreements contain these types of provisions and, where present, these provisions vary as to their terms and may not be effective under the laws of some jurisdictions. A product liability, warranty, or other claim brought against us could have a material adverse effect on our business, financial condition or results of operations.

    Because our solution consists of our software running on a Windows NT-Registered Trademark- server and Dialogic Corporation voice processing boards, it is inherently more prone to performance interruptions for our end-user customers than traditional non-software based products. Performance interruptions at our end-user customer sites, most of which currently do not have back-up systems, could affect demand for our products or give rise to claims against us.

YEAR 2000 ISSUES MAY ADVERSELY AFFECT OUR BUSINESS

    In the course of our business, we test and evaluate our software products for Year 2000 compliance. Based on this testing and evaluation, we believe that the current versions of our products are capable of adequately distinguishing 21st century dates from 20th century dates. We have warranted that all of our current products are Year 2000 compliant. If any of our end-user customers experience Year 2000 problems as a result of their use of our products, those end-user customers could assert claims against us for damages which, if successful, could materially adversely affect our business, financial condition or results of operations. In addition, many of our products have third-party technologies embedded in them, and our products at times are integrated into enterprise systems involving sophisticated hardware and complex software products. We cannot adequately evaluate these technologies or products for Year 2000 compliance. Our two material suppliers have not warranted that their products which could impact the performance of our products are Year 2000 compliant. Our most reasonably likely worst case scenario is that we could lose current or potential customers, incur costs related to replacing third party products or face claims under our warranties, or otherwise, based on Year 2000 problems in other companies' products, or issues arising from the integration of multiple products within an overall system, any of which could have a material adverse effect on our business, financial condition or results of operations. Since we are in the business of selling software, our risk of facing claims relating to Year 2000 issues is greater than that of companies in some other industries.

    We are in the process of testing our internal management information and other critical business systems to identify any Year 2000 problems. We have also begun to contact key suppliers and intend to contact our key resellers about their Year 2000 readiness. To date, we are not aware of any material suppliers or resellers with Year 2000 issues that would materially affect us. However, we cannot guarantee that the systems of other companies on which our operations rely will be timely converted or that failure to timely convert would not have a material adverse effect on us.

    We believe that the purchasing patterns of end-user customers and potential end-user customers may be affected by Year 2000 issues as companies expend significant resources to correct or upgrade their current software systems for Year 2000 compliance. These expenditures may reduce the funds available to license software products such as those we offer. To the extent Year 2000 issues significantly disrupt decisions to license our products or purchase our services, our business, financial condition or results of operations could be materially adversely affected.

    For a more detailed description of our Year 2000 assessment, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."

WE MAY NOT BE ABLE TO OBTAIN ADEQUATE FINANCING TO IMPLEMENT OUR GROWTH STRATEGY

    Successful implementation of our growth strategy will likely require continued access to capital. If we do not generate sufficient cash from operations, our growth could be limited unless we are able to obtain capital through additional debt or equity financings. We cannot assure you that debt or equity financings will be available as required for acquisitions or other needs. Even if financing is available, it may not be on terms that are favorable to us or sufficient for our needs. If we are unable to obtain sufficient financing, we may be unable to fully implement our growth strategy.

NO PRIOR PUBLIC MARKET HAS EXISTED FOR OUR SHARES AND AN ACTIVE TRADING MARKET MAY NOT DEVELOP OR BE SUSTAINED

    Before this offering, there has been no public market for our common stock. We cannot assure you that an active trading market will develop or be sustained after this offering. You may not be able to resell your shares at or above the initial public offering price. The initial public offering price has been determined through negotiations between the underwriters and us. See "Underwriting."

OUR STOCK PRICE COULD BE HIGHLY VOLATILE

    Our stock price could be highly volatile due to a number of factors, including:

    - actual or anticipated fluctuations in our operating results;

    - announcements by us, our competitors or our end-user customers;

    - changes in financial estimates of securities analysts or investors regarding us, our industry, our competitors or our end-user customers;

    - technological innovations by others;

    - the operating and stock price performance of other comparable companies or of our competitors or end-user customers; and

    - general market or economic conditions.

This risk may be heightened because our industry is new and evolving, characterized by rapid technological change and susceptible to the introduction of new competing technologies or competitors.

    In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the trading prices of equity securities of many technology companies. These price and volume fluctuations often have been unrelated to the operating performance of the affected companies. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against that company. This type of litigation, regardless of the outcome, could result in substantial costs and a diversion of management's attention and resources, which could materially and adversely affect our business, financial condition or results of operations.

AVAILABILITY OF SIGNIFICANT AMOUNTS OF COMMON STOCK FOR SALE IN THE FUTURE COULD ADVERSELY AFFECT OUR STOCK PRICE

    The availability for future sale, or sales, of a substantial number of shares of our common stock in the public market or otherwise following this offering could adversely affect the market price for our common stock. See "Shares Eligible for Future Sale" for information regarding the number of shares of common stock eligible for public sale after this offering.

OUR EXECUTIVE OFFICERS AND DIRECTORS CONTROL US AND MAY MAKE DECISIONS THAT YOU DO NOT CONSIDER TO BE IN YOUR BEST INTEREST

    Immediately after this offering, our executive officers and directors will, in the aggregate, hold approximately 72.2% of our outstanding common stock. Accordingly, these stockholders will be able to control us through their ability to determine the outcome of the election of our directors, amend our Restated Articles of Incorporation and By-Laws and take other actions requiring the vote or consent of stockholders, including mergers, going private transactions and other extraordinary transactions, and the terms of any of these transactions. The ownership position of these stockholders may have the effect of delaying, deterring or preventing a change in control or a change in the composition of our board of directors. See "Principal and Selling Stockholders" for information concerning the beneficial ownership of our common stock.

ANTITAKEOVER PROVISIONS IN OUR ORGANIZATIONAL DOCUMENTS AND INDIANA LAW MAKE ANY CHANGE IN CONTROL OF US MORE DIFFICULT, MAY DISCOURAGE BIDS AT A PREMIUM OVER THE MARKET PRICE AND MAY ADVERSELY AFFECT THE MARKET PRICE OF OUR STOCK

    Our Restated Articles of Incorporation and By-Laws contain provisions that may have the effect of delaying, deferring or preventing a change in control of us, may discourage bids at a premium over the market price of our common stock and may adversely affect the market price of our common stock, and the voting and other rights of the holders of our common stock. These provisions include:

    - the division of our board of directors into three classes serving staggered three-year terms;

    - removal of directors only for cause and only upon a 66 2/3% stockholder vote;

    - prohibiting stockholders from calling a special meeting of stockholders;

    - the ability to issue additional shares of our common stock or preferred stock without stockholder approval; and

    - advance notice requirements for raising business or making nominations at stockholders' meetings.

    The Indiana corporation law contains business combination provisions that, in general, prohibit for five years any business combination with a beneficial owner of 10% or more of our common stock unless the holder's acquisition of the stock was approved in advance by our board of directors. The Indiana corporation law also contains control share acquisition provisions that limit the ability of certain stockholders to vote their shares unless their control share acquisition was approved in advance. See "Description of Capital Stock" for a description of these provisions.

WE MAY BE UNABLE TO MANAGE SIGNIFICANT UNALLOCATED NET PROCEEDS FROM THIS OFFERING EFFECTIVELY WHICH COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK

    We will have a significant amount of net proceeds from this offering that we have not allocated to a specific use. The failure of management to apply these proceeds effectively could materially and adversely affect our business, financial condition or results of operations and, therefore, the market price of our common stock. We will use a portion of the net proceeds of this offering to repay all indebtedness, including accrued interest, owed to our principal stockholder, and to pay deferred compensation and other non-interest bearing accounts payable to him, which amounts totaled approximately $7.9 million as of June 30, 1999. We have not designated any specific uses for the remaining net proceeds of this offering. Therefore, we will have broad discretion in how we use the net proceeds of this offering, which may include general corporate purposes, such as working capital and potential acquisitions. See "Use of Proceeds."

INVESTORS WILL INCUR IMMEDIATE DILUTION AND MAY EXPERIENCE FURTHER DILUTION

    The initial public offering price is substantially higher than the net tangible book value per share of the outstanding common stock immediately after this offering, which was a deficit of $0.75 per share as of June 30, 1999. If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the net tangible book value per share of common stock from the price you pay per share of common stock. We also have outstanding a large number of stock options to purchase common stock with exercise prices significantly below the initial public offering price of the common stock. To the extent these options are exercised, there will be further dilution. We intend to continue to grant stock options to our employees as part of our general compensation practices. See "Dilution."

                                USE OF PROCEEDS
    We expect to receive approximately $31.5 million from the sale of the 2,670,000 shares of common stock offered by us at the initial public offering price of $13.00 per share, after deducting the underwriting discounts of $2.4 million and estimated expenses of $750,000 to be paid by us. We expect to receive an additional $4.0 million of net proceeds if the underwriters exercise their overallotment options in full. We will not receive any proceeds from the sale of common stock by the selling stockholder.

    We intend to use the net proceeds of this offering:

    - for general corporate purposes, including working capital and potential acquisitions;

    - to repay indebtedness under our lines of credit which aggregated approximately $1.9 million at August 31, 1999;

    - to repay indebtedness of approximately $7.5 million, including accrued interest, that we owe to our principal stockholder, Dr. Donald E. Brown, which was advanced for working capital purposes, has an interest rate of 10% and matures on December 31, 2001; and

    - to pay approximately $0.6 million in deferred compensation to Dr. Brown for services rendered as our Chief Executive Officer and other non-interest bearing accounts payable to him. Dr. Brown elected to defer his compensation and not seek reimbursment of these accounts payable to conserve our cash position before this offering.

Pending these uses, we expect to invest the net proceeds from this offering in short-term investment grade, interest-bearing securities. While we engage in discussions relating to potential acquisitions from time to time, we have entered into no agreements with respect to these transactions.

                                DIVIDEND POLICY

    We have never paid cash dividends on our common stock. We do not anticipate that we will pay any cash dividends on our common stock in the foreseeable future and we plan to retain our earnings to finance operations and future growth. The declaration and payment of dividends on our common stock will be at the discretion of our board of directors and must comply with applicable law and any restrictions in our credit facilities. Any decisions to pay dividends in the future will depend on general business conditions, our financial condition and other factors our board of directors may in the future consider to be relevant.

                                 CAPITALIZATION

    The following table sets forth our actual capitalization as of June 30, 1999, and our capitalization as adjusted to reflect our receipt and application of the estimated net proceeds, at the initial public offering price of $13.00 per share, from the sale of the shares of common stock offered by us in this prospectus. You should read this table with the financial statements and the notes to the financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                                                                JUNE 30, 1999
                                                                                           -----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                           ----------  -----------
                                                                                                 (UNAUDITED)
                                                                                           (DOLLARS IN THOUSANDS)
Short-term debt:
  Lines of credit........................................................................  $    1,055   $      --
                                                                                           ----------  -----------
                                                                                           ----------  -----------

Long-term debt:
  Accounts payable and deferred compensation--stockholder................................  $      550   $      --
  Notes payable and accrued interest--stockholder........................................       7,346          --
  Capital lease obligations..............................................................         627         627
                                                                                           ----------  -----------
                                                                                                8,523         627

Stockholders' equity (deficit):
  Preferred stock, without par value, 10,000,000 shares authorized, none outstanding,
    actual and as adjusted...............................................................          --          --
  Common stock, $.01 par value; 100,000,000 shares authorized, 10,700,121 shares issued
    and outstanding, actual; 13,370,121 shares issued and outstanding, as adjusted.......         107         134
  Additional paid in capital.............................................................      10,739      42,242
  Accumulated deficit....................................................................     (18,843)    (18,843)
                                                                                           ----------  -----------
    Total stockholders' equity (deficit).................................................      (7,997)     23,533
                                                                                           ----------  -----------
      Total capitalization...............................................................  $      526   $  24,160
                                                                                           ----------  -----------
                                                                                           ----------  -----------

                                    DILUTION
    As of June 30, 1999, our net tangible book value (deficit) was $(8.0) million or $(0.75) per share of common stock. "Net tangible book value (deficit)" per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the number of shares of common stock outstanding. As of June 30, 1999, our net tangible book value (deficit), on a pro forma basis as adjusted for the sale of the shares offered by us in this offering at the initial public offering price of $13.00 per share and the application of the estimated net proceeds from that sale of approximately $31.5 million, would have been $23.5 million, or approximately $1.76 per share. This represents an immediate increase of $2.51 per share to existing stockholders and an immediate dilution of $11.24 per share to new investors. The following table illustrates this per share dilution:

Initial public offering price per share............................                $   13.00
  Net tangible book value (deficit) per share as of June 30,
    1999...........................................................   $   (0.75)
  Increase per share attributable to new investors.................        2.51
                                                                     -----------
Pro forma net tangible book value (deficit) per share after this
  offering.........................................................                     1.76
                                                                                  -----------
Dilution per share to new investors................................                $   11.24
                                                                                  -----------
                                                                                  -----------

    The following table summarizes as of June 30, 1999 the differences between the total consideration paid and the average price per share paid by the existing stockholders and the new investors with respect to the number of shares of common stock purchased from us at the initial public offering price of $13.00 per share.

                                            SHARES PURCHASED          TOTAL CONSIDERATION
                                        -------------------------  --------------------------  AVERAGE PRICE
                                           NUMBER       PERCENT       AMOUNT        PERCENT      PER SHARE
                                        ------------  -----------  -------------  -----------  -------------
Existing stockholders.................    10,700,121       80.0%   $  10,846,000       23.8%     $    1.01
New investors.........................     2,670,000       20.0       34,710,000       76.2      $   13.00
                                        ------------      -----    -------------      -----
  Total...............................    13,370,121      100.0%   $  45,556,000      100.0%     $    3.41
                                        ------------      -----    -------------      -----
                                        ------------      -----    -------------      -----

    If the underwriters exercise their over-allotment options in full, the resulting sale of shares by the selling stockholder in this offering would reduce the number of shares held by existing stockholders to 10,630,121 shares, or approximately 77.6% of the total number of shares of common stock to be outstanding after this offering, and would increase the number of shares held by new investors to 3,070,500 shares, or approximately 22.4% of the total number of shares of common stock to be outstanding after this offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    In the table below, we provide selected consolidated financial data of Interactive Intelligence. We prepared this information using our unaudited consolidated financial statements for the period from October 1, 1994 (inception) through December 31, 1994 and the six-month periods ended June 30, 1998 and 1999 and from our audited consolidated financial statements for each of the years in the four-year period ended December 31, 1998. You should read this selected consolidated financial data together with our consolidated financial statements and notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus. In our opinion, our selected consolidated financial data for the period from October 1, 1994 (inception) through December 31, 1994 and the six-month periods ended June 30, 1998 and 1999 include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of that data. The selected consolidated financial data do not necessarily indicate the results to be expected in the future.

                                                                                                 SIX MONTHS
                                      OCTOBER 1, 1994         YEAR ENDED DECEMBER 31,          ENDED JUNE 30,
                                      (INCEPTION) TO     ---------------------------------  ---------------------
                                     DECEMBER 31, 1994    1995    1996     1997     1998     1998        1999
                                     -----------------   ------  -------  -------  -------  -------  ------------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenues:
  Software.........................       $   --         $   --  $    --  $ 1,265  $ 7,662  $ 2,980    $ 5,482
  Services.........................           --             --       --      325    1,349      407      1,826
                                          ------         ------  -------  -------  -------  -------  ------------
Total revenues.....................           --             --       --    1,590    9,011    3,387      7,308
Costs and expenses:
  Costs of software................           --             --       --       38       59       24         60
  Costs of services................           --             --       --    1,258    3,381    1,387      2,360
  Sales and marketing..............           --             19      157    2,519    6,623    2,715      4,553
  Research and development.........            8            297      987    2,118    4,065    1,837      3,004
  General and administrative.......           --             99      192      742    1,407      590      1,135
                                          ------         ------  -------  -------  -------  -------  ------------
Total costs and expenses...........            8            415    1,336    6,675   15,535    6,553     11,112
                                          ------         ------  -------  -------  -------  -------  ------------
Operating loss.....................           (8)          (415)  (1,336)  (5,085)  (6,524)  (3,166)    (3,804)
Interest expense, net..............           --              1       43      361      868      428        398
                                          ------         ------  -------  -------  -------  -------  ------------
Loss before income taxes...........           (8)          (416)  (1,379)  (5,446)  (7,392)  (3,594)    (4,202)
Income taxes.......................           --             --       --       --       --       --         --
                                          ------         ------  -------  -------  -------  -------  ------------
Net loss...........................       $   (8)        $ (416) $(1,379) $(5,446) $(7,392) $(3,594)   $(4,202)
                                          ------         ------  -------  -------  -------  -------  ------------
                                          ------         ------  -------  -------  -------  -------  ------------
Basic and diluted net loss per
  share............................       $(0.01)        $(0.21) $ (0.33) $ (0.71) $ (0.84) $ (0.44)   $ (0.40)
Shares used in per share
  computation......................        1,500          1,966    4,216    7,642    8,816    8,203     10,538


                                                                      AT DECEMBER 31,
                                                         ------------------------------------------  AT JUNE 30,
                                                          1994    1995     1996     1997     1998        1999
                                                         ------  -------  -------  -------  -------  ------------
                                                                              (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents........                      $   11  $    51  $    23  $   390  $ 2,021    $    87
  Working capital (deficit)........                          (4)      26     (544)  (1,575)   1,731     (3,167)
  Total assets.....................                          32      133      438    3,141    8,239      7,798
  Long-term debt...................                          --       --      593    5,872    9,490      8,523
  Total shareholders' equity
    (deficit)......................                          18      107     (803)  (6,217)  (5,154)    (7,997)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    This section includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. See "Forward-Looking Statements."

OVERVIEW

    We commenced operations in October 1994. Through the end of 1996, we focused primarily on research and development activities. EIC was released in March 1997. In 1997 and 1998, we expanded our operations to capitalize on the increased market demand for communications and interaction management software. We decided, at the expense of profitability, to continue investing significantly in research and development, and to accelerate our investments in marketing, services and sales operations. We had no revenue in 1996, and our revenues totaled $1.6 million in 1997 and $9.0 million in 1998. Since early 1997, we have:

    - hired more than 140 employees;

    - established relationships with over 100 North American and international resellers;

    - located field sales personnel in 17 North American locations to support and manage our reseller network and entered the European and Asia/Pacific markets by locating personnel in France, the Netherlands, the United Kingdom, Japan and Korea;

    - released local language versions of EIC (Version 1.2) in French, German, Italian, Japanese, Korean and Norwegian;

    - released three upgrades to EIC, including EIC Version 1.3 released in July 1999;

    - released two additional complementary software products, Interaction Recorder and Interaction Dialer;

    - developed and currently are testing one additional complementary software product, Interaction Director;

    - developed and are currently testing e-FAQ, an automated e-mail response product;

    - entered into our first contract with a service provider to license our unified messaging features, which contract provides for periodic payments upon the satisfaction of specified performance criteria and is subject to a right of termination by the licensee; and

    - entered into our first OEM contract with a software provider to license various features of EIC for use in its products, which contract provides for quarterly royalty and maintenance fee payments based on end-user volumes.

    We believe our investments in research and development and in marketing, services and sales operations will continue to be critical to our revenue growth. However, these investments have also significantly increased our operating expenses, contributing to the net and operating losses that we have incurred in each fiscal quarter since our formation. We anticipate that our operating expenses will increase substantially for the foreseeable future as we continue to expand our research and development, marketing, services and sales operations. Accordingly, we are likely to continue to experience losses and negative cash flows from operations in future quarters. We cannot assure you when or if we will achieve profitability or, if achieved, that we will be able to sustain profitability. Our operating results have varied significantly from quarter to quarter and may continue to do so in the future. As a result, we believe that period-to-period comparisons of our operating results are not necessarily meaningful, and you should not rely on them as an indication of our future performance. See "Risk Factors."

SOURCES OF REVENUE AND REVENUE RECOGNITION POLICY

    We generate a majority of our revenues from software license fees. Most of our software license fees originate from the marketing efforts of our resellers, who are authorized to place software orders with us on behalf of end-user customers. We share end-user customer software license fees with these resellers in varying percentages of our list price, according to the terms of their reseller agreements. In addition to generating software license fees indirectly through resellers, we also receive some software license fees from end-user customers that we deal with directly.

    In accordance with AICPA Statement of Position (SOP) 97-2 as amended by SOP 98-4 and SOP 98-9, software license revenues can be recognized upon the shipment of software if:

    - persuasive evidence of an arrangement exists;

    - sufficient vendor-specific objective evidence exists to support allocating the total fee to all elements of the arrangement;

    - the fee is fixed or determinable; and

    - collection is probable.

As a result, we typically recognize software license fees only when a reseller places a binding order for our software, which gives the reseller the right to distribute our products to end-user customers.

    We also generate revenues from services that we provide to our resellers and end-user customers. Services revenues include product maintenance revenues, which consist of technical support and product upgrades, educational services and professional services. Our initial software license generally includes one year of maintenance. Generally, to continue using our software after this initial period, our end-user customers must purchase annual ongoing product maintenance, which is priced at approximately 18% of the current list price of the licensed product. We share maintenance revenues with those resellers who provide first-level technical support according to the terms of their reseller agreements. When these revenues are shared with resellers, we typically receive between 50% and 70% of the amount charged to the end-user customer. We recognize product maintenance revenues on a straight-line basis over the term of the initial software license and each subsequent annual product maintenance purchase. Revenues from educational services, which consist of training courses for resellers and end-user customers, and professional services, which include implementing and customizing our products for an end-user customer, are typically recognized as the related services are performed.

    In 1997, no end-user customer accounted for 10% or more of our revenues, though one reseller accounted for 17% of our revenues. At December 31, 1997, six resellers represented approximately 55% of our outstanding accounts receivable balance. In 1998, no end-user customer or reseller accounted for 10% or more of our revenues. At December 31, 1998, six resellers represented approximately 41% of our outstanding accounts receivable balance. For the six months ended June 30, 1999, no end-user customer or reseller accounted for 10% or more of our revenues. At June 30, 1999, six resellers represented approximately 36% of our outstanding accounts receivable balance. A significant number of resellers added over the past year are non-North American and our average contract size has increased. We believe that the allowance for doubtful accounts at June 30, 1999 is reasonable given the rapid expansion of our business, the recent non-North American influence on our expansion and the increase in the average size of our contracts. See Note 7 of our notes to consolidated financial statements.

HISTORICAL RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, our consolidated financial information expressed as a percentage of total revenues.

                                                                                                                   SIX MONTHS
                                                                            YEAR ENDED DECEMBER 31,              ENDED JUNE 30,
                                                                     -------------------------------------  ------------------------
                                                                        1996         1997         1998         1998         1999
                                                                     -----------  -----------  -----------  -----------  -----------
Revenues:
  Software.........................................................         --           80%          85%          88%          75%
  Services.........................................................         --           20           15           12           25
                                                                           ---          ---          ---          ---          ---
Total revenues.....................................................         --          100          100          100          100
Costs and expenses:
  Costs of software................................................         --            2            1            1            1
  Costs of services................................................         --           79           37           41           32
  Sales and marketing..............................................          *          159           73           80           62
  Research and development.........................................          *          133           45           54           41
  General and administrative.......................................          *           47           16           17           16
                                                                           ---          ---          ---          ---          ---
Total costs and expenses...........................................          *          420          172          193          152
                                                                           ---          ---          ---          ---          ---
Operating loss.....................................................          *         (320)         (72)         (93)         (52)
Interest expense, net..............................................          *           23           10           13            5
                                                                           ---          ---          ---          ---          ---
Loss before income taxes...........................................          *         (343)         (82)        (106)         (57)
Income taxes.......................................................          *           --           --           --           --
                                                                           ---          ---          ---          ---          ---
Net loss...........................................................          *         (343)%        (82)%       (106)%        (57)%
                                                                           ---          ---          ---          ---          ---
                                                                           ---          ---          ---          ---          ---

------------------------

*   Not a meaningful number because no revenues were recognized in 1996.

COMPARISON OF SIX MONTHS ENDED JUNE 30, 1998 AND 1999

REVENUES

    Our total revenues increased 115% from $3.4 million for the six months ended June 30, 1998 to $7.3 million for the six months ended June 30, 1999. Non-North American revenues were $247,000 for the six months ended June 30, 1998 and $1.5 million for the six months ended June 30, 1999. The increase in total revenues resulted primarily from significant increases in the number of software licenses and, to a lesser extent, professional services and product maintenance revenues. We anticipate that software revenues will continue to represent the majority of our revenues for the foreseeable future.

    SOFTWARE. Our software revenues increased 83% from $3.0 million for the six months ended June 30, 1998 to $5.5 million for the six months ended June 30, 1999. This increase in software revenues resulted from a significantly higher number of software licenses as a result of the continued market acceptance of EIC, product enhancements and a broader geographic presence as a result of the establishment of sales offices in Europe and the Asia/Pacific region. In addition, the number of additional licenses to existing end-user customers has also increased.

    SERVICES. Services revenues increased from $407,000 for the six months ended June 30, 1998 to $1.8 million for the six months ended June 30, 1999. This increase in services revenues resulted primarily from an increase in product maintenance revenues, which grew significantly due to our expanding installed base of end-user customers. In addition, our recently established professional services organization generated increased implementation and customization revenues from services provided to our resellers and end-user customers. Also, demand for training from both existing and new resellers and, to a lesser extent, end-user customers translated into increasing education revenues.

COSTS AND EXPENSES

    As a percentage of total revenues, our total costs and expenses decreased from 193% for the six months ended June 30, 1998 to 152% for the six months ended June 30, 1999. This decrease resulted primarily from revenues increasing faster than expenses. Our total costs and expenses primarily reflect our investments in research and development, marketing, sales and services efforts. Our total costs and expenses increased from $6.6 million for the six months ended June 30, 1998 to $11.1 million for the six months ended June 30, 1999. The increase in total costs and expenses resulted from substantial investments in these efforts.

    COSTS OF SOFTWARE. Costs of software consist primarily of product royalties paid to third-parties for the use of their technologies in our products. Costs of software increased from $24,000 for the six months ended June 30, 1998 to $60,000 for the six months ended June 30, 1999, representing 1% of software revenues in both periods. The increase resulted primarily from an increase in the number of end-user customers and related software licenses.

    COSTS OF SERVICES. Costs of services consist primarily of compensation expenses for technical support, education and professional services personnel and other costs associated with supporting our resellers and end-user customers. Costs of services increased from $1.4 million for the six months ended June 30, 1998 to $2.4 million for the six months ended June 30, 1999. This represents 341% of service revenues for the six months ended June 30, 1998 and 129% of service revenues for the six months ended June 30, 1999. The increase in amount was due to a concentrated effort to maximize both reseller effectiveness and end-user customer satisfaction through the growth of our technical support, education and professional services organizations.

    SALES AND MARKETING. Sales and marketing expenses consist primarily of marketing expenses, including trade shows, public relations, telemarketing campaigns and other promotional expenses, compensation expenses, including commissions, and travel expenses. Sales and marketing expenses increased from $2.7 million for the six months ended June 30, 1998 to $4.6 million for the six months ended June 30, 1999. The increase in amount reflects the hiring of additional North American, European and Asia-Pacific sales and marketing personnel and expanded marketing activities.

    RESEARCH AND DEVELOPMENT. Research and development expenses consist primarily of compensation expenses for our developers and, to a lesser extent, third-party efforts to adapt our products for specific countries. Research and development expenses increased from $1.8 million for the six months ended June 30, 1998 to $3.0 million for the six months ended June 30, 1999. Currently, all costs related to research and development of our products are charged to research and development expense as incurred. The increase in research and development expenses related primarily to the addition of software developers required to enhance existing products and develop related products, and third-party efforts to adapt our products for the Japanese and Korean markets.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of compensation for our administrative, financial and information technology personnel and a number of non-allocable costs, including bad debts and professional service fees, such as legal and accounting fees. General and administrative expenses increased from $590,000 for the six months ended June 30, 1998 to $1.1 million for the six months ended June 30, 1999. The increase resulted primarily from the addition of personnel to support the growth of our business and an increased amount of professional service fees.

INTEREST EXPENSE, NET

    Interest expense, net is generated primarily from debt owed to our principal stockholder and, to a lesser extent, from various commercial lines of credit and capital lease lines of credit. Interest expense, net was $428,000 for the six months ended June 30, 1998 and $398,000 for the six months ended June 30, 1999. The amount of interest expense decreased due to a lesser amount of debt outstanding during 1999.

INCOME TAXES

    For the six months ended June 30, 1998, we were an S-corporation. As an S-corporation, any tax benefit flowed through to our stockholders. We were a C-corporation during the six months ended June 30, 1999, but we did not recognize a tax benefit during that period because of the uncertainty of eventually realizing these benefits. See Note 9 of our notes to consolidated financial statements.

COMPARISON OF FISCAL YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

REVENUES

    Our total revenues increased from none in 1996 to $1.6 million in 1997 and $9.0 million in 1998. Non-North American revenues were $292,000 in 1997 and $1.4 million in 1998. We do not believe that the percentage increases in revenues achieved in prior periods should be anticipated in future periods. We anticipate that software revenues will continue to represent a majority of our revenues for the foreseeable future.

    SOFTWARE. Our software revenues increased from none in 1996 to $1.3 million in 1997 and $7.7 million in 1998. The increase in software revenues from 1996 to 1997 resulted primarily from the release of our first product, EIC, and our initial North American sales efforts. The increase in software revenues from 1997 to 1998 resulted from a growing market acceptance of EIC, our growing sales and marketing efforts and product-related functional and performance enhancements.

    SERVICES. Services revenues increased from none in 1996 to $325,000 in 1997 and $1.3 million in 1998. The increase in services revenues from 1996 to 1998 resulted primarily from the growth in maintenance revenues as our installed customer base increased over the two-year period. In addition, we established our educational services in 1997 and our professional services in 1998. The establishment of these services has translated into an increasing amount of revenues over the two-year period. We expect product maintenance revenues, which account for a majority of our services revenues, to increase substantially for the foreseeable future, primarily as a result of our growing installed customer base. We also expect education and professional revenues to increase, primarily as a result of increased reseller demand for technical and sales training and the growth of our internal professional services group.

COSTS AND EXPENSES

    As a percentage of total revenues, our costs and expenses decreased from 420% in 1997 to 172% in 1998. This decrease resulted primarily from revenues increasing faster than expenses. Our total costs and expenses increased from $1.3 million in 1996 to $6.7 million in 1997 and $15.5 million in 1998, primarily reflecting substantial increases in investments in our research and development, marketing, sales and services efforts over the two-year period. These investments included headcount additions of 48 employees in 1997 and 60 employees in 1998.

    COSTS OF SOFTWARE. Costs of software increased from none in 1996 to $38,000 in 1997 and $59,000 in 1998, representing 3% of software revenues in 1997 and 1% of software revenues in 1998. The increases in amount from 1996 to 1998 resulted primarily from our growing end-user customer base.

We expect product royalties to grow as software revenues continue to increase and we integrate additional third-party functions and features into our product offerings.

    COSTS OF SERVICES. Costs of services increased from none in 1996 to $1.3 million in 1997 and $3.4 million in 1998. The increases from 1996 to 1998 reflect the hiring of additional technical support, education and field services personnel in excess of related revenues. We expect to make continued investments in our service organizations to support our end-user customer base and resellers. However, we expect that costs of services will increase at a slower rate than services revenues.

    SALES AND MARKETING. Sales and marketing increased from $157,000 in 1996 to $2.5 million in 1997 and $6.6 million in 1998. The increases in sales and marketing expenses from 1996 to 1998 resulted primarily from our initial and ongoing investment in sales and marketing personnel. This investment included the establishment of the initial North American field sales offices in 1997 and European and Asian/Pacific region sales offices in 1998. In addition, we increased our marketing activities, including tradeshows, public relations activities and advertisements, over the two-year period. We currently plan to continue investing significantly in sales and marketing efforts.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased from $1.0 million in 1996 to $2.1 million in 1997 and $4.1 million in 1998. The increases in research and development expenses from 1996 to 1998 related primarily to the increase in software developers and testing personnel to develop and enhance EIC and related products. We believe that our significant investment in research and development has been critical to our market acceptance to date and will continue to be so in the future.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased from $192,000 in 1996 to $742,000 in 1997 and $1.4 million in 1998. The increases from 1996 to 1998 were primarily due to the addition of personnel necessary to support our growing operations. We believe our general and administrative expenses will continue to increase as we expand our administrative infrastructure and incur expenses associated with becoming a public company.

INTEREST EXPENSE, NET

    Interest expense, net was $43,000 in 1996, $361,000 in 1997 and $868,000 in
1998. The increases from 1996 to 1998 resulted primarily from significant increases in debt payable to our principal stockholder, various commercial lines of credit and the interest portion of capital leases. See Notes 3 and 4 of our notes to consolidated financial statements.

INCOME TAXES

    We were an S-corporation until November 5, 1998. As an S-corporation, any tax benefit flowed through to our stockholders. As a result, we did not realize any tax benefit from our net losses through November 5, 1998. We were a C-corporation for approximately two months in 1998, but we did not recognize a tax benefit because of the uncertainty of eventually realizing these benefits. See Note 9 of our notes to consolidated financial statements.

QUARTERLY RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, our consolidated financial information for the last nine quarters expressed in dollars and as a percentage of total revenues. We prepared this information using our unaudited interim consolidated financial statements that, in our opinion, have been prepared on a basis consistent with our annual consolidated financial statements. We believe that these interim statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this information when read in conjunction with our consolidated financial statements and the notes to those financial statements. The operating results for any quarter do not necessarily indicate the results to be expected for any future period.

                                                                       QUARTER ENDED
                           -----------------------------------------------------------------------------------------------------
                           JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,
                             1997       1997        1997       1998        1998       1998        1998       1999        1999
                           --------   ---------   --------   ---------   --------   ---------   --------   ---------   ---------
                                                                      (IN THOUSANDS)
Revenues:
  Software...............  $    130    $    246   $    889    $ 1,163    $  1,817    $  2,203   $  2,479    $ 2,372     $  3,110
  Services...............        43         132        150        151         256         437        505        647        1,179
                           --------   ---------   --------   ---------   --------   ---------   --------   ---------   ---------
Total revenues...........       173         378      1,039      1,314       2,073       2,640      2,984      3,019        4,289
Costs and expenses:
  Costs of software......         4           7         27          8          16          17         18         24           36
  Costs of services......       297         364        446        648         739         937      1,057      1,068        1,292
  Sales and marketing....       492         667        943      1,192       1,523       1,782      2,126      2,091        2,462
  Research and
    development..........       453         558        671        834       1,003       1,035      1,193      1,363        1,641
  General and
    administrative.......       143         224        277        296         294         364        453        507          628
                           --------   ---------   --------   ---------   --------   ---------   --------   ---------   ---------
Total costs and
 expenses................     1,389       1,820      2,364      2,978       3,575       4,135      4,847      5,053        6,059
                           --------   ---------   --------   ---------   --------   ---------   --------   ---------   ---------
Operating loss...........    (1,216)     (1,442)    (1,325)    (1,664)     (1,502)     (1,495)    (1,863)    (2,034)      (1,770)
Interest expense, net....        70         111        146        184         244         238        202        189          209
                           --------   ---------   --------   ---------   --------   ---------   --------   ---------   ---------
Loss before income
 taxes...................    (1,286)     (1,553)    (1,471)    (1,848)     (1,746)     (1,733)    (2,065)    (2,223)      (1,979)
Income taxes.............        --          --         --         --          --          --         --         --           --
                           --------   ---------   --------   ---------   --------   ---------   --------   ---------   ---------
Net loss.................  $ (1,286)   $ (1,553)  $ (1,471)   $(1,848)   $ (1,746)   $ (1,733)  $ (2,065)   $(2,223)    $ (1,979)
                           --------   ---------   --------   ---------   --------   ---------   --------   ---------   ---------
                           --------   ---------   --------   ---------   --------   ---------   --------   ---------   ---------


                                                         PERCENTAGE OF TOTAL REVENUES

Revenues:
  Software...............        75%         65%        86%        89%         88%         83%        83%        79%          73%
  Services...............        25          35         14         11          12          17         17         21           27
                           --------   ---------   --------   ---------   --------   ---------   --------   ---------   ---------
Total revenues...........       100         100        100        100         100         100        100        100          100
Costs and expenses:
  Costs of software......         2           2          3          1           1           1          1          1            1
  Costs of services......       172          96         43         49          36          35         35         36           30
  Sales and marketing....       284         176         91         91          73          68         71         69           57
  Research and
    development..........       262         148         65         63          48          39         40         45           38
  General and
    administrative.......        83          59         27         23          14          14         15         17           15
                           --------   ---------   --------   ---------   --------   ---------   --------   ---------   ---------
Total costs and
 expenses................       803         481        229        227         172         157        162        168          141
                           --------   ---------   --------   ---------   --------   ---------   --------   ---------   ---------
Operating loss...........      (703)       (381)      (129)      (127)        (72)        (57)       (62)       (68)         (41)
Interest expense, net....        40          29         14         14          12           9          7          6            5
                           --------   ---------   --------   ---------   --------   ---------   --------   ---------   ---------
Loss before income
 taxes...................      (743)       (410)      (143)      (141)        (84)        (66)       (69)       (74)         (46)
Income taxes.............        --          --         --         --          --          --         --         --           --
                           --------   ---------   --------   ---------   --------   ---------   --------   ---------   ---------
Net loss.................      (743)%      (410)%     (143)%     (141)%       (84)%       (66)%      (69)%      (74)%        (46)%
                           --------   ---------   --------   ---------   --------   ---------   --------   ---------   ---------
                           --------   ---------   --------   ---------   --------   ---------   --------   ---------   ---------

    Quarterly software revenues have generally increased in each of the nine quarters ended June 30, 1999, due primarily to the increased market acceptance of EIC and the growth of our reseller network. Quarterly services revenues have also generally increased in amount in each of these quarters, due primarily to recognition of product maintenance revenues attributed to our growing end-user customer base and professional service revenues from our resellers and end-user customers.

    Total operating expenses increased in amount in each of these quarters. Since inception, we have increased our spending in every functional area of the organization. However, the percentage increases in spending for each quarter have generally been less than the percentage increases in our revenues for the corresponding quarter. We anticipate that our operating expenses will increase substantially for the foreseeable future as we continue to expand our research and development, marketing, sales and services efforts. We anticipate that these expenses could significantly precede any revenues generated by the increased spending. If we do not experience significantly increased revenues from these efforts, our business, financial condition or results of operations could be materially adversely affected.

LIQUIDITY AND CAPITAL RESOURCES

    Since our inception, we have funded our operations primarily through equity and debt infusions from our principal stockholder, Dr. Brown. We have also entered into secured and unsecured commercial lines of credit guaranteed by Dr. Brown, as well as equipment financing guaranteed by Dr. Brown. Through June 30, 1999, Dr. Brown's equity and debt investments totaled $12.2 million. In addition, on November 5, 1998, Dialogic Investment Corporation made a $5.0 million equity investment by purchasing 600,000 shares of our common stock. As of June 30, 1999, we had cash and cash equivalents of $87,000 and a working capital deficit of $3.2 million.

    Our operating activities resulted in net cash outflows of $1.2 million in 1996, $4.5 million in 1997, $7.1 million in 1998 and $1.7 million for the six-month period ended June 30, 1999. The operating cash outflows for these periods resulted from significant investments in research and development, sales, marketing and services, which led to operating losses. Payments for software licenses ordered by our resellers are generally due 30 to 60 days after receipt of a binding order. Similarly, payments for software licensed directly to end-user customers are generally due 30 to 60 days after receipt of a signed contract.

    To date, our investing activities have consisted primarily of capital expenditures for property and equipment, including $1.7 million of capital expenditures for the six-month period ended June 30, 1999. These capital expenditures have consisted primarily of computer hardware and software for our growing employee headcount, our research and development needs and equipment and furniture related to the recent move to our current headquarters location. At June 30, 1999, we did not have any material commitments for future capital expenditures.

    Financing activities have consisted primarily of the issuance of debt and equity to Dr. Brown, the guaranteed borrowings under commercial lines of credit, and the equity investment by Dialogic Investment Corporation. At June 30, 1999, we had $1.1 million outstanding on our accounts receivable line of credit and were in compliance with all related financial covenants and restrictions. We currently anticipate that we will continue to experience significant growth in our operating expenses for the foreseeable future as we expand our research and development, marketing, sales and services operations.

    In connection with this offering, we intend to replace our existing credit facilities with a new $5.0 million unsecured line of credit from our primary lender. We have received a commitment letter for this facility. The commitment letter is subject to the completion of this offering, the negotiation and execution of definitive documents and other customary conditions. We anticipate that amounts borrowed under the new credit facility will bear interest at the lender's prime rate. Dr. Brown will not be required to guarantee the new credit facility. We anticipate that the new credit facility will contain covenants that, among other things, will limit our ability to incur additional indebtedness and pay dividends and will require us to maintain prescribed debt to equity and fixed charge coverage ratios and minimum net worth levels. Although we believe we will successfully meet the requirements to obtain this credit facility, we cannot assure you that we will be able to do so.

    We believe that the net proceeds of this offering, together with existing cash and cash equivalents and amounts available under the new credit facility, will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. After that time, we may require additional funds to support our working capital requirements or for other corporate purposes and may seek to raise additional funds through public or private equity or debt financings or from other sources. We cannot assure you that additional financing will be available at all or that, if available, will be on terms favorable to us or that any additional financing will not dilute your ownership interest in Interactive Intelligence. See "Risk Factors--We may not be able to obtain adequate financing to implement our growth strategy."

YEAR 2000 COMPLIANCE

    Many currently installed computer systems are not capable of distinguishing 21st century dates from 20th century dates. As a result, beginning on or before January 1, 2000, computer systems and software used by many companies and organizations in a wide variety of industries will produce erroneous results or fail unless they have been modified or upgraded to process date information correctly. Significant uncertainty exists in the software industry and other industries concerning the scope and magnitude of problems associated with the century change.

    We have addressed or are addressing the Year 2000 issues in the following principal areas:

    - our software products, including third-party products we embed or license;

    - internal technology systems, including non-information technology systems;

    - key suppliers and resellers; and

    - end-user customers.

We have not retained any independent parties to verify or validate our evaluation of Year 2000 issues or any related cost estimates.

    OUR SOFTWARE PRODUCTS

    We have warranted that all of our current products are Year 2000 compliant. We continuously test our newly developed software for Year 2000 compliance, and as of this date, are not aware of any problems related to Year 2000 compliance for software products we are currently distributing. However, our products are sometimes integrated into enterprise systems involving sophisticated hardware and complex software products developed by third parties. Further, we embed in our products other parties' software products, including products from our two material suppliers, Dialogic Corporation and Microsoft Corporation. Our two material suppliers have not warranted that their products which could impact the performance of our products are Year 2000 compliant. We cannot adequately evaluate third-party products for Year 2000 compliance. Based on our assessments to date, we believe that we will not experience any material disruption as a result of any Year 2000 problems. However, if our products or the third-party products we embed have Year 2000 problems, our most reasonably likely worst case scenario is that we could lose current or potential customers, incur costs related to replacing third party products, face claims based on Year 2000 problems under our warranties, or otherwise, based on Year 2000 problems in other companies' products or issues arising from the integration of multiple products within an overall system, any of which could have a material adverse effect on our business, financial condition or results of operations. Since we are in the business of selling software, our risk of facing claims relating to Year 2000 issues is greater than that of companies in some other industries.

    INTERNAL MANAGEMENT AND INFORMATION SYSTEMS

    We use a combination of our own software and other commercially available software for our internal operations. At this time, we believe that there will be no significant costs associated with the Year 2000 issue for internal operations. We are not presently aware of any Year 2000 issues that have been encountered by a third-party provider whose services are critical to us. We intend to complete an evaluation of providers with respect to Year 2000 compliance by the end of September 1999. At the completion of the assessment we will develop a contingency plan, if necessary, to address any Year 2000 issues. We have also contacted the third parties who control our security systems, electrical systems, heating and air conditioning systems, and other systems related to the physical operation of our headquarters buildings that may contain embedded technology, such as micro-controllers and microchip processors, to assess whether any of these systems possess a Year 2000 problem that could adversely affect our operations if a malfunction occurred. We have implemented procedures to determine whether any of these systems that we acquire or utilize in the future are also Year 2000 compliant.

    KEY SUPPLIERS AND RESELLERS

    We have begun to contact our key suppliers and intend to contact our key resellers regarding Year 2000 issues. We are working to identify any key suppliers and resellers that may have Year 2000 issues that could have an adverse effect on our ability to deliver our products and services to customers. We expect to complete this evaluation by the end of October 1999.

    END-USER CUSTOMERS

    We believe that the purchasing patterns of current and potential end-user customers may be affected by Year 2000 issues as companies expend significant resources to correct or upgrade their current software systems for Year 2000 compliance. These expenditures may reduce the funds available to license software products such as those we offer. To the extent Year 2000 issues significantly disrupt decisions to license our products or purchase our services, our business, financial condition or results of operations could be materially adversely affected.

    To date, we have not deferred any other information technology projects due to our Year 2000 efforts and we have not incurred any material costs directly associated with our Year 2000 compliance efforts. Our costs to date primarily consist of compensation expense associated with our employees who have devoted some of their time to our Year 2000 assessment and remediation efforts. Currently, we do not expect the total cost of Year 2000 problems to be material to our business, financial condition or results of operations. However, during the months before the century change, we will continue to evaluate new versions of our software products, new software and information systems provided to us by third parties and any new infrastructure systems that we acquire to determine whether they are Year 2000 compliant. Despite our current assessment, we may not identify and correct all significant Year 2000 problems on a timely basis. Year 2000 compliance efforts may involve significant time and expense and unremediated problems could materially adversely affect our business, financial condition or results of operations. We currently have no contingency plans to address the risks associated with unremediated Year 2000 problems. See "Risk Factors--Year 2000 issues may adversely affect our business."

                                    BUSINESS

OVERVIEW

    We are a leading developer of enterprise software that allows our customers to automate virtually every aspect of their business communications. When installed on a Windows NT-Registered Trademark- server, our flagship product, Enterprise Interaction Center-Registered Trademark- or EIC, provides a single, integrated solution capable of processing thousands of interactions per hour, including telephone calls, e-mails, faxes, voice mail messages, Internet chat sessions, Web callback requests and voice over Net calls. EIC is a unique software solution that replaces a variety of traditional devices such as private branch exchange devices or PBXs, interactive voice response systems or IVRs, automatic call distributors or ACDs, voice mail systems, fax servers, call recorders and computer telephony integration or CTI gateways. We began licensing our products in 1997 and have grown our revenues from $1.6 million in 1997 to $9.0 million in 1998.

    We believe that EIC provides our end-user customers with an all-in-one communications solution that has several advantages over the traditional multi-device approach, including:

    - broader range of functions;

    - reduced need to integrate disparate technologies;

    - open architecture and better compatibility with leading technologies;

    - lower total cost of ownership; and

    - greater ability to customize communications to meet specific needs.

    We design our software to meet the needs of end-user customers in three growing markets: call centers, enterprises and service providers. We license our products to over 300 end-user customers, including Ameritech Corporation, BuyItNow, Inc., Deutsche Telekom Berkom Gmbh, Seagate Technology, Inc. and Toshiba America Consumer Products. We market our software products and services through an extensive distribution network consisting of over 100 independent value added resellers in North America, Europe and the Asia/Pacific region. Our resellers range from relatively small, local organizations to large regional and national firms, such as Bell South Communication Systems, Inc. and KPN Telecom B.V. We also provide our end-user customers and resellers with a variety of related services.

INDUSTRY OVERVIEW

    Due to a broad combination of factors, including deregulation, consolidation and advances in technology, many organizations are looking to communications technology to increase efficiency and provide better service. As a result, the communications industry is experiencing significant changes. We believe we are well positioned to take advantage of the following major trends taking place within many industries:

    GROWTH OF CALL CENTERS

    In an increasingly competitive environment, businesses are attempting to differentiate themselves with their customer service and support. Examples of these businesses include recently deregulated industries such as financial services and utilities. To consolidate customer contact points and focus on customer service, organizations are frequently implementing formal call centers. Putting a call center into place has traditionally required organizations to purchase several different communications devices, such as a private branch exchange or PBX, an interactive voice response system or IVR, an automatic call distributor or ACD, a predictive dialer and a call logger, and then spend time and money attempting to integrate these disparate devices. We believe that the market for call center communications products in 1998 represented approximately 55% of the estimated $10.0 billion computer telephony industry, and we expect this market to grow at 25% to 30% annually.

    INCREASING VARIETY AND COMPLEXITY OF BUSINESS COMMUNICATIONS

    In addition to more traditional communications media such as telephone, fax and voice mail, the growth of the Internet has expanded the number and complexity of communications media to include e-mail, Internet chat sessions, Web callback requests and voice over Net calls. We believe that approximately one-fifth of customer contact will shift from the phone to the Internet in the next two years. Additionally, most enterprises currently interact through these media using separate devices, resulting in inefficient communication. These circumstances are forcing organizations to re-evaluate their systems in order to address the requirements of a more complex communications environment.

    INCREASING NEED TO INTEGRATE BUSINESS COMMUNICATIONS AND COMPUTER SYSTEMS

    Historically, telecommunications systems and information systems have been separate and distinct. To more effectively and efficiently interact, both internally and externally, we believe that enterprises need to seamlessly access and utilize these two systems. Products, often referred to as middleware, have been designed to integrate various types of telecommunications devices with information technology. For example, an application called screen pop makes a window pop up on an agent's monitor with information about a call at about the same time that the agent's telephone or headset begins to ring. This allows the agent to see all the information necessary to assist the customer. With middleware, even simple applications, such as screen pop, are often difficult and expensive to implement.

    We believe that the traditional approach of using middleware software products to integrate communications and information systems suffers from a number of fundamental problems. Implementing this type of solution is both expensive and time consuming, often requiring many months or even years to implement, and the total cost of ownership over time is high due to the multiple points of configuration, administration and maintenance. Modification and management of a traditional integrated infrastructure are also difficult since each device is configured independently by different vendors. For instance, hiring a new agent may require configuring a new extension in the PBX, defining a new mail box in the voice mail system and creating a new agent entry in the ACD. This process is not only expensive and time consuming, but may also result in information being lost or inconsistently entered into each device. We also believe that this traditional multi-device approach will make it more difficult for enterprises to interact over the Internet and will require additional devices and more integration, further complicating the current situation.

    We believe a new approach is required that does not attempt to resolve differences among disparate devices, but rather provides a platform based on standard hardware and software systems, a unified set of communications and interaction services and seamless integration with information technology components such as networks, servers, databases and desktop computers.

    ENTRANCE OF NEW SERVICE PROVIDERS

    For years, the regional Bell operating companies and other telephone companies have provided voice mail, caller ID and other communications services to consumers and small businesses. The Telecommunications Act of 1996 deregulated many aspects of the communications market and resulted in a rapid increase in the number and types of organizations seeking to provide communications services. These new service provider entrants include local exchange carriers, cable companies, Internet service providers and wireless companies.

    Generally, these organizations provide some sort of communications connection into homes and businesses that they charge for on a regular basis. As the price for connectivity declines rapidly, we believe that these organizations may want to differentiate their offerings based on the enhanced services they can provide. Examples of these services include unified messaging, fax, interactive voice response, speech recognition, paging, conferencing, phone numbers that follow the recipient of the call, and appointment scheduling. We believe that the number of worldwide unified messaging mailboxes will grow from an estimated 320,000 at the end of 1997 to more than 15.9 million by 2002. We also expect service providers to implement Web-based services such as Web callback, Internet chat sessions and voice over net.

    Traditionally, providing a wide range of voice and data interaction services required service providers to interface different proprietary systems and incur significant integration fees. We believe this creates the need for a new platform for service providers that is flexible enough to deliver a variety of enhanced services under a common administration and design architecture, while at the same time lowering both the cost of entry and ongoing operation.

    In our opinion, the traditional multi-device approach to communications and interaction by organizations is inadequate to address the needs created by these trends. We believe that the shortcomings of this approach create a significant opportunity for a single, all-in-one solution based on standard hardware and software technology, such as a Windows NT-Registered Trademark- server, that enables organizations to efficiently and effectively interact with all of their constituents. We believe that we have developed such a solution.

INTERACTIVE INTELLIGENCE SOLUTION

    The Interactive Intelligence solution for call centers, enterprises and service providers is an open software platform that, when installed on a server running Windows NT-Registered Trademark-, provides a comprehensive set of communications and interaction management services and requires little or no integration. Our flagship product, EIC, is capable of processing thousands of interactions per hour, including telephone calls, e-mails, faxes, voice mail messages, Internet chat sessions, Web call-back requests and voice over Net calls.

    We believe that the differentiating characteristics of the Interactive Intelligence solution allow our end-user customers to more effectively communicate and interact with their constituencies at a lower total cost of ownership than through the use of traditional computer telephony integration products. The strategic advantages of our single system approach are:

    BROADER RANGE OF FUNCTIONS. Unlike traditional systems that require end-user customers to purchase separate products to attain broader functionality, EIC is an all-in-one system that offers a broad suite of communications features, including telephony, inbound and outbound fax, e-mail processing, automatic call distribution, interactive voice response, conferencing, call recording, call monitoring and text chat processing. EIC also includes facilities that allow supervisors to obtain numerous reports and to view communications statistics in real time. We believe that, collectively, these capabilities allow our customers to improve customer service and increase internal efficiency.

    REDUCED NEED TO INTEGRATE DISPARATE TECHNOLOGIES. Traditional communications systems generally require significant integration efforts to get their different components to work together effectively. This integration often involves the purchase of expensive hardware, middleware and services. EIC pre-assembles all of the necessary components into one software solution, allowing end-user customers to concentrate their efforts on improving business operations. Alternatively, EIC can be used to supplement the capabilities of a PBX to provide Web-based interaction management, unified messaging, IVR or departmental call center services.

    OPEN ARCHITECTURE AND BETTER COMPATIBILITY WITH LEADING
TECHNOLOGIES. Traditional communications devices are based on proprietary, closed architecture, which often limits the end-user customer's ability to change or customize the products. Frequently, even simple changes such as adding a new employee or changing an employee's location require intervention by the vendor. Our products are built around industry standard hardware and software components such as Intel microprocessors and the Microsoft Windows NT-Registered Trademark- operating system. Our open architecture allows end-user customers to configure our system to meet their customized communications needs and to make hardware or software modifications as necessary. For example, if one of our end-user customers needs more space for voice mail recordings, it can simply purchase a larger disk drive on the open market. Our products also interoperate easily with popular information technology products, including:

    - e-mail servers, including Microsoft Exchange Server-Registered Trademark-and, in EIC Version 1.3, Lotus Notes-Registered Trademark-;

    - database systems, including those from Oracle Corp., Sybase, Inc., Microsoft Corporation and IBM Corporation;

    - mainframe systems, including those that support 3270 and 5250 terminal emulation;

    - Web servers, including Microsoft IIS, Netscape and Apache;

    - network management systems, including HP OpenView, IBM Tivoli and CA Unicenter; and

    - customer relationship management systems, including those from Vantive Corporation, Clarify, Inc., Remedy Corp. and Onyx Software Corp.

    LOWER TOTAL COST OF OWNERSHIP. We believe that our all-in-one solution results in a lower total cost of ownership in comparison to traditional communication systems with similar functionality, which typically consist of multiple, disparate add-on components. For example, EIC's capabilities reside in a single Windows NT-Registered Trademark- server with a software interface designed for ease of use. As a result, all configuration and maintenance of our products are confined to a single system. This results in a lower total cost of ownership due to the reduced time and expense typically required to maintain a centralized software-based communications system.

    GREATER ABILITY TO CUSTOMIZE COMMUNICATIONS TO MEET SPECIFIC NEEDS. While EIC can be deployed quickly with minimal configuration, organizations can also customize many aspects of their communications processing using EIC's graphical application generator. This means that EIC can serve as a platform upon which organizations can build highly tailored communications processes for their customers, employees or subscribers. It also means that end-user customers need to learn only a single tool in order to customize their dial plans, call distribution rules, interactive voice response menus, fax applications, Web services, voice mail systems and other communications applications.

GROWTH STRATEGY

    Our primary business objective is to become the leading vendor of enterprise software that allows call centers, enterprises and service providers to automate virtually every aspect of their business communications. Our strategy for achieving this objective incorporates the following key elements:

    CONTINUE TO EXPAND OUR LEADING TECHNOLOGY POSITION. We have significant technical expertise in call center, communications and software technologies. We intend to use our expertise to add new features to our products to increase their marketability in our three target markets. We also intend to improve the ability of our current and future products to handle the needs of larger organizations. We are currently developing technology that would allow EIC to work effectively with the new H. 100 standard. If we are successful, EIC will be able to meet the needs of call centers with up to 500 agents per site and enterprises with up to 1,000 employees per site. We also plan to broaden the compatibility of our products to work with other systems and applications used by our end-user customers. For example, we intend to add support for the Novell e-mail and directory services products, such as Groupwise and Novell Directory Services or NDS, to increase our addressable market.

    BROADEN OUR PRODUCT OFFERING. We plan to broaden our product offering with additional products and features for our target markets. For the call center market, we have developed and recently released Interaction Dialer, which automates outbound calls, and we have developed and are testing new products, including Interaction Director, which efficiently distributes calls across multiple call centers. We also plan to create new products and interfaces to third-party products to cover additional areas such as agent performance evaluation and scheduling. For call centers and enterprises we have developed and are testing e-FAQ, an automated e-mail response product. For enterprises, we plan to add new applications including a multimedia conference bridge and a speech-enabled personal assistant. For service providers, we intend to add support for large-scale, Unix-based messaging platforms that will allow service providers to handle tens of thousands of subscribers for unified messaging, phone numbers that follow the recipient of the call, and other enhanced services.

    FURTHER EXPAND OUR GLOBAL DISTRIBUTION CHANNEL. We plan to further expand our existing distribution channel, which currently consists of over 100 resellers in more than 20 countries. Our expansion efforts include a significant focus on broadening our distribution channel in North America and we also plan to expand our distribution channel in Europe and the Asia/Pacific region. Currently, we have over 75 resellers and a 25-person field sales force that manages, supports and develops our distribution channel in North America and approximately 25 resellers and a four-person field sales force in Europe and the Asia/Pacific region. We have also signed a reseller in South Africa and have begun to sign resellers in Central and South America. We intend to continue to broaden our geographic and market presence through our reseller coverage to enhance our market share position.

    DEVELOP OUR STRATEGIC BUSINESS RELATIONSHIPS. We have strategic relationships with leading technology companies, including Dialogic Corporation, Microsoft Corporation and Nuance Communications. As evidence of our commitment to growth, Microsoft Corporation recently recognized us as the ninth fastest growing independent software vendor using Microsoft
Windows-Registered Trademark-. In addition to our relationships with technology companies, we intend to pursue strategic relationships with network equipment vendors as well as developers of customer relationship management software to build upon our comprehensive, turnkey solution. EIC complements both types of products by utilizing the voice delivery capabilities of network devices such as routers and switches, while providing the call center front-end capabilities used in conjunction with customer relationship management applications. We also intend to evaluate strategic acquisitions or investment opportunities for products and technologies that complement or extend our existing products, offer access to additional distribution channels or increase our customer base.

PRODUCTS

    We currently market and license our flagship product, Enterprise Interaction Center-Registered Trademark- or EIC, as well as Interaction Recorder-TM-, a complementary product that allows the user to easily log, record and retrieve any call, and Interaction Dialer-TM-, a predictive dialing product that is complementary to EIC. We have also developed and are currently testing Interaction Director-TM-.

    ENTERPRISE INTERACTION CENTER-REGISTERED TRADEMARK- (VERSION 1.2)

    EIC turns a Windows NT-Registered Trademark- server containing the appropriate voice processing boards into an all-in-one communications server. Customers connect their telephone trunk lines, handsets and headsets to the EIC server and gain an integrated communications system, capable of meeting an organization's specific interaction processing requirements. We allow our end-user customers to license all or some specific combinations of the features of EIC.

    EIC provides organizations with a broad array of communications and interaction processing capabilities, including:

    - Telephone system--allows end-users to place and receive telephone calls just like a private branch exchange or PBX. Analog trunks and digital trunks, such as T1/E1, ISDN and PRI, from the telephone company can be connected to an EIC server as well as the twisted pair connections to desktop phones. In addition to basic hold and transfer operations, EIC provides text-to-speech, speech recognition and support for conference calls with up to 32 participants.

    - Auto attendant--allows callers to locate specific individuals and departments and direct their own calls without involving receptionists.

    - IVR or interactive voice response--allows organizations to create self-service applications that their customers can access from their touch-tone phones. These applications can read and update information stored in databases and mainframe systems to perform account lookups and other operations.

    - ACD or automatic call distributor--organizes incoming calls into queues and distributes them to agents as they become available. Calls can be distributed on a first-come, first-served basis or make use of more complex methods such as skills-based routing. For example, some organizations may wish to service calls from important customers before servicing other calls.

    - Call recording--allows end-users to record their own calls and supervisors to record agent calls. EIC can also automatically record specified calls according to pre-defined rules--for example, every third call coming into a particular toll-free number or every call from a customer with a past-due balance.

    - Unified messaging--stores voice mail messages and faxes in Microsoft Exchange-Registered Trademark- mailboxes, from which end-users can retrieve them by phone, desktop computer or remotely over the Internet. This unified messaging capability is popular among our enterprise and service provider customers.

    - Web services--allows organizations to queue and distribute incoming Internet text chats as they do with telephone calls. For example, while browsing a company's Web site, a potential customer can click a button and use text chat to pose a question to a call center agent. EIC also includes tools that allow organizations to process incoming e-mail messages, Web callback requests and voice over Net calls.

    - Fax server--provides inbound and outbound fax services for the entire organization. Automatically detects incoming fax calls and includes support for fax broadcast, fax on demand, optical character recognition and other fax applications.

    - Graphical application generator--allows organizations to tailor EIC's call and interaction management functions to meet their specific needs and to integrate EIC into their information systems. EIC includes a graphical application generator called Interaction Designer-TM- that can be used to customize dial plans, call distribution rules, IVR scripts, fax services, Web interactions and other functions.

EIC also includes software that runs on desktop computers and provides individuals with the following capabilities:

    - A software phone that allows individuals to visually manage calls from their desktop computer, including dialing, transferring, conferencing and recording. EIC includes both Win32 and Java versions to support a wide range of desktop operating systems.

    - On-screen company and department directories that allow individuals to quickly locate addresses, phone numbers and other employee information.

    - Real-time in-out boards that display the status, such as on the phone, at lunch or in a meeting, of other employees.

    - Management windows that allow supervisors to record and monitor calls as well as view real-time information for every queue, line, user, workgroup and station.

    - Desktop fax support that allows individuals to send and receive faxes from their desktop computers.

    - Screen pops that allow EIC to activate a particular application, such as a customer relationship management program, whenever an incoming call arrives. The activated application can display all the call information collected by EIC and provide call handling options including hold, transfer and conference.

    ENTERPRISE INTERACTION CENTER (VERSION 1.3)

    We released EIC Version 1.3 during July 1999. This enhanced version of EIC has all of the capabilities of Version 1.2, and also provides approximately 50 new features and functions, including:

    - complete remote agent support that allows remote employees to handle calls, receive screen pops, send faxes, access phone directories, and otherwise communicate just as if they were in the office;

    - speech recognition capabilities;

    - support for Lotus Notes-Registered Trademark- for voice mail and unified messaging;

    - clustering of multiple servers for automatic recovery from failures;

    - optical character recognition to automatically convert faxes into documents; and

    - branch office connection that allows branch office employees to be a part of the headquarters telecommunication systems.

EIC Version 1.3 is available to our end-user customers that are currently licensing EIC and using Version 1.2, as a product upgrade included in the ongoing maintenance provided as a term of their license. Since the release of EIC Version 1.3, our sales and marketing efforts, and those of our resellers, are focused primarily on the licensing of Version 1.3. We intend to develop over the next few months local language versions of EIC Version 1.3 for those countries that currently have localized language for Version 1.2.

    INTERACTION RECORDER-TM- (VERSION 1.2)

    Interaction Recorder is a complementary product that enhances EIC's basic call recording capabilities by providing recording management for organizations, such as call centers and banks, that generate large numbers of recordings. First, Interaction Recorder logs complete information about every recording, such as customer name, account number and transactions selected, to a database. Next, it compresses recordings by 87.5% to reduce storage requirements. Interaction Recorder allows organizations to periodically archive groups of recordings onto compact discs or other media and provides a user interface from which supervisors and other employees can later search for particular recordings and access them at any time.

    INTERACTION DIALER-TM-

    We recently released Interaction Dialer, a predictive dialing product that is complementary to EIC. Predictive dialing is the process of automatically making outbound calls to a list of phone numbers and quickly connecting to call center agents any calls answered by a person. We developed Interaction

Dialer to provide call list management and answering machine detection. We have created a sophisticated predictive algorithm that decides exactly how many calls to place and when to make them in order to maximize the probability that an agent will be available when a person answers a call.

    Interaction Dialer builds entirely upon EIC's facilities for automatic call distribution, reporting and supervision, giving it blended capabilities for call centers wishing to use agents for both inbound and outbound call processing. A client-side component allows end-user customers to create visual call flow scripts using any Web page editor. When an outbound call connects to an agent, Interaction Dialer automatically pops a script that can display customer information and lead the agent through the current call.

    INTERACTION DIRECTOR-TM- (IN TESTING)

    We are currently testing Interaction Director, a pre-call routing product designed to efficiently distribute incoming calls across sites for multi-site call centers. Given a data connection to the EIC server at each call center, Interaction Director builds an in-memory database of near real-time information, including current expected hold times at each site, queue lengths, number of agents available and specific skills available. It then distributes incoming calls based on this information and customized routing rules.

    Pre-call routing is the process of looking at a call while it is still in the public switched telephone network and deciding to which location it should be sent. Interaction Director currently supports the signaling system 7 or SS7 protocol and can thus be notified about new calls before they leave the telephone network. Interaction Director can examine specific information about a call and then use the up-to-date information in the in-memory database to decide to which site to route the call. Once it has chosen a destination site, Interaction Director signals its choice back to the telephone network. Pre-call routing allows calls to be distributed efficiently across a collection of sites and helps make effective use of agent resources. It also allows multi-site organizations to provide superior customer service by minimizing wait times and making sure that calls are routed to the sites best able to handle them. As an example, Interaction Director could route calls from Spanish speaking customers to a site with Spanish speaking agents. The end-user customer can create the logic that determines where a given call is routed by using Interaction Designer. AT&T Corporation has tested Interaction Director and determined that it is interoperable with AT&T's Intelligent Call Processing Service, which utilizes SS7. We are currently working to add support for MCI WorldCom Inc. and other carriers.

    In addition to pre-call routing, Interaction Director will also support post-call routing, which routes a call to another location after it has already been delivered to a particular call center. For example, after a caller has been on hold for more than a specified period of time, the end-user customer could configure its EIC system to ask Interaction Director if another site would be able to handle the call sooner. If so, the EIC system could then transfer the call to that other location.

TECHNOLOGY

    We have developed a number of innovative technologies that underlie our family of products, including:

    UNIVERSAL INTERACTION ENGINE. At the core of EIC is an event-processing engine that determines how different types of communications events are handled. This engine makes use of the Java virtual machine to dispatch events, such as incoming telephone calls, to software objects that process them. This approach allows us to maximize our use of a widely used, multi-threaded interpreter to handle large numbers of communications events under Windows
NT-Registered Trademark-. It also provides an architectural control point around which we can create new services.

    NOTIFIER MESSAGING COMPONENT. We have invented a sophisticated, publish-subscribe messaging component called Notifier which allows all the different portions of our products to communicate with each other using the TCP/IP protocol. Different subsystems and applications register with Notifier for events in which they are interested. As events flow through Notifier, it forwards them on to the interested parties. This approach is more efficient than simpler schemes which broadcast all events to all components. Our Notifier architecture works especially well in wide area networks where efficient use of bandwidth is critical. Notifier also allows components to be widely distributed and to run over any TCP/IP connection, including the Internet. As a result, our software phone and end-user fax tools can be installed on a work-at-home agent's home computer and used over an Internet connection.

    GRAPHICAL APPLICATION GENERATOR. Underlying our entire suite of products is a single graphical application generator called Interaction Designer. This development tool allows users to visually lay out logic that determines how different types of events are to be processed. Interaction Designer includes a tool palette of over one hundred objects that can be dragged into a workspace and linked together. Once the handler for a particular event is complete, Interaction Designer generates a Java class file, compiles it and executes it in the universal interaction engine. This means that organizations can change the ways in which different interactions are processed without restarting devices.

    GRAPHICAL ADMINISTRATIVE CONSOLE. A single graphical application called Interaction Administrator can be used to configure many different aspects of our products. Supervisors can configure analog or digital telephone trunks, change user profiles, define queues, add skills and perform many other common administrative tasks from simple dialog boxes. Interaction Administrator automatically sends out change notifications that are propagated via Notifier to the various components that comprise our products. Thus, when a new employee is added, his or her name automatically appears on agent and supervisor screens.

    DATABASE AND MAINFRAME CONNECTIVITY. We have written software components that provide access to information stored in most common relational database systems, including those from Oracle Corp., Sybase Inc., Informix Corporation, Microsoft Corporation and IBM Corporation, and mainframe systems supporting 3270 and 5250 emulation. These software components use advanced techniques like connection caching to handle large numbers of transactions.

    PROGRAMMING INTERFACES. We have created interfaces that allow customers to integrate other software applications with EIC. On the server side, we have DLL and TCP/IP socket-level interfaces that allow customers to add new functionality to EIC and to communicate with applications running on other systems. On the client side, we have both DDE and COM interfaces that make it possible to embed EIC's capabilities into desktop applications.

    MULTI-SITE CALL ROUTING AND SS7 SUPPORT. We are currently testing software that allows us to communicate directly with public switched telephone networks using the SS7 protocol. This allows us to receive advance notification from the phone company of incoming calls and to tell the phone company where each call should be sent in a multi-site environment. This is especially important for call centers with multiple sites. If each site is running our EIC product and is connected to a wide area network, we can collect near real-time information, including number of calls in queue and number of agents available, and decide which site is best able to handle new incoming calls.

RESEARCH AND DEVELOPMENT

    We believe that strong product development capabilities are essential to our strategy of building on our position as a technological leader in our industry, maintaining the competitiveness of our current products and adding new features, functions and products. Our product development team consists of professionals with expertise in software, telecommunications and computer hardware, many of whom have years of experience at industry leading companies in these segments, such as Microsoft

Corporation, Lucent Technologies, Inc. and Nortel Networks Corporation, formerly known as Northern Telecom Limited. We believe that this combination of diverse technical and communications expertise contributes to the highly integrated functionality of our software products and provides us with a significant competitive advantage.

    Currently, we are both a Microsoft Certified Developer as well as a Microsoft Certified Solutions Provider. These designations give us early access to Microsoft technology, allowing us to develop products more quickly and make them interoperate more effectively with Microsoft products.

    Research and development expenses for the last three fiscal years were approximately $1.0 million in 1996, $2.1 million in 1997, and $4.1 million in 1998. Our research and development staff has grown from 15 employees as of December 31, 1996 to 27 employees as of December 31, 1997, 49 employees as of December 31, 1998 and 60 employees as of June 30, 1999. We believe that investment in research and development is important for us to maintain our position in the industry and, therefore, intend to increase our spending for research and development in the future.

CUSTOMER SERVICES AND SUPPORT

    We recognize the importance of offering quality service and support to our resellers and end-user customers. Therefore, we provide a wide range of services and support to both of these groups, including technical support for our products, educational services, and professional services for implementing and customizing our products. These services include the following:

    TECHNICAL SUPPORT SERVICES. Our support services staff provides technical support for both our resellers and end-user customers 24 hours a day, seven days a week via phone, fax, e-mail and our Web site. We have support personnel in Indianapolis and France, and also plan to open a support center in the Asia/Pacific region. We utilize EIC, integrated with customer relationship management software, to maximize the effectiveness of our support services. Customer support services, along with product upgrades, are included in initial and ongoing maintenance. Initial software license fees generally include one year of maintenance. Generally, to continue using our software after this initial period, our end-user customers must purchase annual ongoing product maintenance.

    EDUCATIONAL SERVICES. We place primary emphasis on providing a comprehensive technical and sales education program to our resellers. We have formal certification programs covering pre- and post-sales engineering, installation and trouble shooting, implementation and project management, system administration and application development. Several credits for our supplementary or advanced educational offerings are included in our annual reseller agreement and each subsequent annual renewal. For resellers and end-user customers who would like additional supplementary or advanced training, we offer classes that we bill on a per class basis.

    PROFESSIONAL SERVICES. Our professional services staff supplements the implementation and customization personnel of our resellers. We offer a wide range of professional services for our end-user customers, including project management, data systems integration and host connectivity. To further expedite their implementation projects, end-user customers and resellers can select from several pre-packaged fixed fee offerings. If desired, we also provide our professional services on a time and materials basis.

SALES AND MARKETING

    We distribute our software products primarily through our network of resellers. We also maintain a field sales force to support our resellers, as well as engage in limited direct sales efforts. In addition, we engage in a number of marketing activities to support our sales efforts. As of June 30, 1999, we employed 44 people in sales and marketing.

    RESELLERS

    We have a network of over 100 resellers that distribute our software products in North America, Europe and the Asia/Pacific region. Our resellers have a presence in more than 20 countries and 30 states. We have signed a reseller in South Africa and have begun to sign resellers in Central and South America. We intend to continue to broaden our geographic and market presence through our reseller coverage in order to enhance our market share position.

    We believe that the use of a diversified network of resellers offers the following advantages:

    - LARGER MARKET PRESENCE. The use of resellers allows us to have a broad market presence, by leveraging our resellers' existing sales infrastructure and other resources, without having to create these resources.

    - ACCELERATED MARKET PENETRATION. Our reseller network has allowed us to have significant market penetration faster than would have been possible with an in-house only sales staff.

    - INDUSTRY EXPERIENCE/TECHNICAL EDUCATION. Our goal is to recruit resellers that are highly trained, experienced and knowledgeable with respect to our specific markets, as well as business communications technologies. To qualify to be a reseller, an organization must have relevant telephony or data experience. We provide comprehensive technical and sales education with respect to our products to our resellers.

    - PRODUCT COMPARISON. When a reseller offers its customers a wide range of communications system options, including our products as well as other vendors' products, we believe the customer will be able to appreciate the advantages of our communications and interaction management software relative to traditional multi-device approaches. As a result, customers that are initially looking only to upgrade their existing systems may instead replace their entire system with EIC.

    FIELD SALES FORCE

    To help our resellers be as productive as possible, we have developed a field sales force that manages, supports and assists in the development of our resellers and reseller network. In North America, our field sales force is located in California, Colorado, Florida, Georgia, Indiana, Minnesota, Missouri, New Hampshire, New Jersey, New York, Ohio, Texas, Virginia and Wisconsin. Internationally, our field sales force is located in France, Japan, the Netherlands and the United Kingdom. Occasionally, our field sales force makes direct sales to end-user customers.

    MARKETING

    Our marketing programs are designed to:

    - build market awareness of our communications and interaction management software;

    - generate qualified end-user customer leads; and

    - establish end-user customer preference for our products.

To accomplish these goals, we engage in a variety of marketing activities, including seminars, tradeshows, direct mailings, public relations activities, advertisements and Web site marketing.

CUSTOMERS

    We license our products to more than 300 end-user customers in North America, Europe and the Asia/Pacific region, including:

Ameritech Corporation                          E.I. du Pont de Nemours and Company
BMW Financial Services Italia (Italy)          Exit Marketing AB (Sweden)
Bob Barker Company, Inc.                       Fiserv, Inc.
Boxlight Corporation                           Los Alamos National Laboratory
BuyItNow, Inc.                                 NTS Marketing, Inc.
Caere Corporation                              Postel Australia (Australia)
Ceridian Corporation                           Seagate Technology, Inc.
Deutsche Telekom Berkom Gmbh (Germany)         Techmar Communications, Inc.
Direct Focus, Inc.                             Toshiba America Consumer Products
Dongbu Fire & Marine Insurance (Korea)

No end-user customer or reseller accounted for 10% or more of our revenues in 1998 or for the six months ended June 30, 1999.

    The following are examples of call center and enterprise end-user customers that use our communications and interaction management software:

    BUYITNOW, INC. is a Web-based retailer of many consumer-oriented products, including home electronics, appliances, home decor items and toys. According to BuyItNow, it prides itself on superior customer service driving strong customer satisfaction. BuyItNow, with design and implementation assistance from one of our resellers, built an integrated phone- and Web-based call center platform. For phone-based customers, EIC is the PBX, IVR, ACD and fax server that connects potential and existing customers with BuyItNow sales and service agents. For customers who prefer Web-based interactions, BuyItNow has implemented EIC's chat management capabilities to allow customers to chat with a BuyItNow Web-based agent. The agent can respond efficiently to an inquiry by typing a short message, selecting a standard reply, or directing the customer's Web-browser to a specific BuyItNow Web page. Using EIC, BuyItNow directs both phone calls and chat requests to agents using skills-based routing rules. According to BuyItNow, it selected EIC over products from Lucent Technologies, Inc., Aspect and WebLine because EIC met the call center's telephony needs and also provided the Internet-based interaction capabilities necessary to attract and retain Web-based customers.

    NTS MARKETING, INC. provides outsourced teleservices and fulfillment services for organizations that do not have the internal infrastructure to embark on significant marketing campaigns, such as mass advertising, or handle the volume of inquiries that these campaigns often generate. For these customers, NTS currently processes a volume of 15,000 to 20,000 calls per day. According to NTS, after a thorough review of its business objectives, it selected EIC as its technology centerpiece, because EIC provided a more flexible communications system than its existing PBX and ACD devices could provide. With EIC, NTS has gained, and currently uses, the functionality of multiple telecommunications devices, including PBX, IVR, ACD, fax services, reporting tools, unified messaging, call filtering/ blocking and recording capabilities. NTS has also used EIC to create several custom call processing applications, such as skills-based routing and HotEmails, which immediately send information back to callers via e-mail while they are still on the phone. According to NTS, these applications have reduced costs, improved productivity and enhanced customer service. NTS believes that it would have been expensive and complex to implement many of the time and money saving enhancements with traditional telecommunications devices. According to NTS, EIC's open architecture allowed it to proactively address many challenging and labor-intensive processes that were having negative financial and competitive effects on its business.

    BOXLIGHT CORPORATION is a leading provider of liquid crystal display or LCD projection products, digital input devices and presentation peripherals, including slide creation, posters, powerpoint presentations, training and creative services. Two years ago, Boxlight established a number of customer and employee related communications objectives that, according to Boxlight, were not possible to accomplish with its existing communications devices. As a result, Boxlight implemented EIC in its Washington corporate offices as a complete campus-wide solution and connected a satellite office in Tennessee to this EIC system. With EIC, Boxlight has created a variety of enterprise applications. For example, a remote employee can call an 800 number, enter an access code which is validated against an authorization database and then place outgoing calls using Boxlight's phone lines. Also, Boxlight has established a local/remote paging system. From any phone at either Boxlight location, an employee can dial 01 and speak a message, which is played over an internal intercom system at the Washington corporate campus. Alternatively, an employee can dial 02 to speak over the intercom system at the office in Tennessee. Boxlight has implemented the chat feature of EIC on its newly designed Web site. This allows its Internet customers real time access to sales and customer service representatives. EIC's open architecture allows Boxlight to use its own resources to create these enterprise communications solutions.

COMPETITION

    The market for our software products is highly competitive and, because there are relatively low barriers to entry in the software market, we expect competition to increase significantly in the future. We cannot assure you that we will be able to compete effectively against current and future competitors. Our competition currently comes from several different market segments, including computer telephony platform developers, computer telephony applications software developers and telecommunications equipment vendors. These competitors include Apropos Technology, Aspect Telecommunications Corporation, CELLIT, Inc., Cisco Systems, Inc., Davox Corporation, Genesys Telecommunication Laboratories, Inc., Lucent Technologies, Inc., Melita International Corp., Quintus Corporation, Nortel Networks Corporation, Rockwell Electronic Commerce and Siemens Nixdorf Information Systems AG/FI. We also compete to a lesser extent with new or recent entrants to the marketplace. Our competitors vary in size and in the scope and breadth of the products and services offered. See "Risk Factors--We face competitive pressures, which may have a material adverse effect on us."

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

    To protect our proprietary rights, we rely primarily on a combination of:

    - copyright, trade secret and trademark laws;

    - confidentiality agreements with employees and third parties; and

    - protective contractual provisions such as those contained in license and other agreements with consultants, suppliers, strategic partners, resellers and end-user customers.

    We have not signed agreements containing protective contractual provisions in every case and the contractual provisions that are in place and the protection they provide vary and may not provide us with adequate protection in all circumstances. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products and obtain and use information that we regard as proprietary. Other parties may breach confidentiality agreements and other protective contracts we have entered into, and we may not become aware of these breaches or have adequate remedies for them.

    We generally require our employees to enter into confidentiality agreements containing non-disclosure, non-competition and non-solicitation provisions. When they begin employment, our employees also generally sign offer letters specifying the basic terms and conditions of their employment.

    We currently do not hold any patents. However, we have filed provisional patent applications relating to technology embodied in our software products. We hold the registered trademarks for Interactive
Intelligence-Registered Trademark- and Enterprise Interaction
Center-Registered Trademark- in the U.S. and have trademark applications pending in the U.S. for the following marks: Interaction Client, Interaction Designer, Interaction Administrator, Interaction Recorder, Interaction Dialer, Interaction Director, Interaction Web, Interaction Mail, Multimedia Queuing and our logo design mark. In addition, we have trademark applications pending in several foreign countries for the marks Interactive Intelligence and Enterprise Interaction Center. All other trademarks and trade names referred to in this prospectus are the property of their owners.

    We license some components of our products from third parties. If we were to lose those licenses, we believe that we could obtain licenses from other sources for similar components. However, if one or more of these licenses terminates or cannot be renewed on satisfactory terms, we would have to modify the affected products to use alternative components or technology or eliminate the affected product function, either of which could have a material adverse effect on us.

    See "Risk Factors--Infringement claims could adversely affect us" for a description of correspondence recently received by us from a large, well capitalized competitor claiming that our products utilize technologies pioneered and patented by it.

EMPLOYEES

    As of June 30, 1999, we had 167 employees worldwide, including 60 in research and development, 43 in client services, 44 in sales and marketing and 20 in administration. Our future performance depends in significant part upon the continued service of our key sales and marketing, technical and senior management personnel and our continuing ability to attract and retain highly qualified personnel. Competition for these personnel is intense and we cannot assure you that we will be successful in attracting or retaining these personnel in the future.

    We believe that we have a unique corporate culture that attracts highly qualified and motivated employees. We emphasize teamwork, flexible work arrangements, local decision making and open communications. Every employee has been granted stock options. None of our employees is represented by a labor union and, except for nine employees working in France who are required by French law to be subject to a collective bargaining agreement, none of our employees is subject to a collective bargaining agreement. We have not experienced any work stoppages and we consider our relations with our employees to be excellent.

FACILITIES

    We lease approximately 37,000 square feet of office space in our headquarters building in Indianapolis, Indiana. As of June 30, 1999, the lease required payments of approximately $3.4 million over the remaining term of the lease, which expires on February 28, 2004. Before April 30, 1999, when we moved into our current headquarters space, our headquarters were located in other office buildings in Indianapolis, Indiana. We are continuing to lease some of that space, which consists of two separate office suites totaling approximately 10,000 square feet, for use as training facilities. The leases under which we lease both of these office spaces expire on March 1, 2004.

    We lease space for our research and development facility in Deerfield Beach, Florida, which consists of approximately 5,700 square feet. The lease for that facility ends on April 30, 2003. We also lease space for our various sales, services and development offices located in Carlsbad, California; Los Angeles, California; San Francisco, California; Denver, Colorado; Milford, Connecticut; Atlanta,

Georgia; Norcross, Georgia; Stevensville, Maryland; St. Louis, Missouri; Minneapolis, Minnesota; Marshalls Creek, Pennsylvania; Rockhill, South Carolina; Reston, Virginia; France; Japan; and Korea. The majority of these leases are short-term leases.

    We believe that our existing facilities are adequate for our current needs and that additional space will be available as needed.

LEGAL PROCEEDINGS

    As of the date of this prospectus, we are not engaged in any legal proceeding that we expect to have a material adverse effect on our business, financial condition or results of operations.

    See "Risk Factors--Infringement claims could adversely affect us" for a description of correspondence recently received by us from a large, well capitalized competitor claiming that our products utilize technologies pioneered and patented by it.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND SIGNIFICANT EMPLOYEES

    The following table sets forth information about our executive officers, directors and significant employees as of the date of this prospectus:

NAME                                         AGE                                   POSITION
---------------------------------------      ---      ------------------------------------------------------------------
Donald E. Brown, M.D...................          43   Chairman of the Board, President and Chief Executive Officer
John R. Gibbs..........................          49   Executive Vice President of Administration and Corporate
                                                        Development, Treasurer and Director
Michael J. Tavlin......................          52   Chief Financial Officer
Jeremiah J. Fleming....................          41   Vice President of Sales, The Americas
Michael E. Ford........................          47   Vice President of Operations, Europe, Africa and Middle East
Douglas T. Shinsato....................          49   Vice President of Operations, Asia/Pacific
Keith A. Midkiff.......................          37   Vice President of Finance and Controller
Joseph M. Adams (1)....................          44   Vice President of Market Communications
Pamela Jo Hynes (1)....................          37   Vice President of Client Services
Michael D. Gagle, Ph.D. (1)............          48   Chief Scientist
Robert A. Greising (2).................          46   Secretary
Robert A. Compton......................          43   Director
Jon Anton, D.Sc........................          59   Director
Michael P. Cullinane...................          49   Director

------------------------

(1) Significant employees, but not executive officers.

(2) Not an employee or executive officer.

    DONALD E. BROWN, M.D. co-founded his third software company, Interactive Intelligence, in October 1994 and has served as Chief Executive Officer since April 1995 and President since inception. Dr. Brown also serves as Chairman of the Board, a position he has held since July 1998. Dr. Brown has been a director since inception. In March 1988, Dr. Brown co-founded Software Artistry, Inc., a developer of customer support software that became a public company in March 1995 and was subsequently acquired by IBM Corporation in January 1998. At Software Artistry, Dr. Brown served as Chief Executive Officer and director from inception through September 1994. Dr. Brown's first software company was acquired by Electronic Data Systems, Inc. in September 1987. Dr. Brown graduated from the Indiana University School of Medicine in 1985. He also holds two additional degrees from Indiana University, a M.S. in computer science and a B.S. in physics.

    JOHN R. GIBBS co-founded Interactive Intelligence in October 1994 and has served as Executive Vice President of Administration and Corporate Development since January 1995 and Treasurer since April 1995. Mr. Gibbs also served as Secretary from April 1995 to January 1997. Mr. Gibbs has been a director since April 1995. From March 1992 until October 1994, Mr. Gibbs was an independent management consultant, serving mostly entrepreneurial and emerging growth companies. He also has prior experience as an executive for high technology companies. While a consultant, Mr. Gibbs served as the first Executive Director of the Indiana Software Association. Mr. Gibbs holds a B.S. degree in business economics and public policy from Indiana University. He also attended M.B.A. school at Indiana University.

    MICHAEL J. TAVLIN has served as Chief Financial Officer since joining Interactive Intelligence in June 1999. From June 1986 to June 1999, Mr. Tavlin served as Vice President-Treasurer and Secretary of Aliant Communications Inc., a telecommunications company, which was recently acquired by

ALLTEL Corporation. From January 1979 until June 1986, Mr. Tavlin served as a Senior Tax Manager with Coopers & Lybrand, which is now known as PricewaterhouseCoopers, and Touche Ross & Co., which is now known as Deloitte & Touche. Prior to that time, Mr. Tavlin was engaged in the practice of law. Mr. Tavlin holds a B.A. degree in education from Oklahoma City University, a J.D. degree from the University of Nebraska College of Law, and a LL.M. in Taxation degree from Washington University in St. Louis.

    JEREMIAH J. FLEMING has served as Vice President of Sales, The Americas, since joining Interactive Intelligence in March 1997. From January 1995 to February 1997, Mr. Fleming served as Vice President, Domestic Sales of Software Artistry. From 1992 to December 1994, he held sales positions of increasing responsibility at Software Artistry, including Manager, Central Region Sales from January 1993 to December 1994. He performed various sales capacities at Pansophic Systems, Inc., a developer of business software, from 1989 to 1991, concluding as the Midwest Regional Manager. Mr. Fleming holds both a M.B.A. degree and a B.A. degree in political science and philosophy from the University of Missouri.

    MICHAEL E. FORD has served as Vice President of Operations, Europe, Africa and Middle East, since September 1998. Mr. Ford also served as Director of Sales, Europe, Africa and Middle East from the time he joined Interactive Intelligence in July 1997 until September 1998. From March 1994 to April 1997, he served as Vice President of Sales of Enhanced Systems, Inc., a developer of voice processing software. From March 1993 to March 1994, Mr. Ford served as Vice President of Sales for Futurus Corporation, a developer of unified messaging software. Mr. Ford's previous experience also includes establishing and managing subsidiaries in Europe and Asia for Computer Corporation of America and serving as Director of International Business for Hayes MicroComputer Corporation. Mr. Ford holds a Masters in international business degree from the University of South Carolina and a B.S. in business administration and economics from the University of Pittsburgh in Kansas.

    DOUGLAS T. SHINSATO has served as Vice President of Operations, Asia/Pacific, since joining Interactive Intelligence in May 1998. From April 1997 until April 1998, Mr. Shinsato served as Vice President of Asia Pacific of Genesys Telecommunications Laboratories, a developer of computer telephony integration software. From December 1995 to April 1997, he served as Executive Vice President-Japan for AT Kearney, a subsidiary of Electronic Data Systems, Inc., an information technology services and systems integrator. From December 1988 until December 1995, Mr. Shinsato was a senior partner in Deloitte Touche, Tohmatsu's management consulting operations in Japan. Mr. Shinsato holds a M.B.A. degree from the University of Southern California and a J.D. degree from the Stanford Law School.

    KEITH A. MIDKIFF has served as Vice President of Finance since March 1999 and as Controller since joining Interactive Intelligence in February 1997. Mr. Midkiff was Vice President of Finance and Chief Financial Officer of Alta Analytics, Inc., a developer of data analysis software, from December 1996 to February 1997. From June 1993 to December 1996, he served as Controller of Software Artistry, which became a public company in March 1995. Mr. Midkiff holds a M.B.A. degree from Indiana University and a dual B.S. degree in accounting and finance from Ohio State University.

    JOSEPH M. ADAMS has served as Vice President of Market Communications since joining Interactive Intelligence in December 1996. In 1988, Mr. Adams co-founded Software Artistry with Dr. Brown. From 1988 to November 1995, Mr. Adams served in a number of senior roles at Software Artistry, including Vice President of Market Communications. From November 1995 to December 1996, Mr. Adams was retired. He also previously served as a director at Software Artistry and three separate Indianapolis based charities. Mr. Adams holds a B.S. degree in business economics from Indiana University.

    PAMELA JO HYNES has served as Vice President of Client Services since September 1999 and as Director of Client Services since joining Interactive Intelligence in November 1996. Mrs. Hynes was an

Account Manager at Software Artistry from July 1996 to October 1996 and the Support Services Manager of Software Artistry from August 1992 to July 1996. Prior to August 1992, she served in a number of technical roles at Software Artistry, including Application Development, Technical Instructor and Field Engineer. Before joining Software Artistry, she served as Technical Support Engineer at American Financial Resources, a software development company. Mrs. Hynes holds a B.S. degree in management information systems from New Hampshire College.

    MICHAEL D. GAGLE, PH.D. has served as Chief Scientist since March 1998. From the time Dr. Gagle joined Interactive Intelligence in March 1995 until March 1998, he served as our Principal Software Engineer and Project Leader. Before joining Interactive Intelligence, Dr. Gagle spent five years working on a variety of applied projects at AT&T Bell Labs. Dr. Gagle's previous experience also includes co-founding and serving as Vice President for Research and Development for Micro Data Base Systems, Inc., a developer of PC database systems, working on the technical staff of Microsoft Corporation and serving from January 1994 to September 1994 as a senior developer with the Regenstrief Institute for Health Care Research. Dr. Gagle holds a Ph.D. in management information systems and a B.S. in industrial management from Purdue University.

    ROBERT A. GREISING has served as Secretary of Interactive Intelligence since January 1997. He also served as a director from January 1997 to May 1999. Mr. Greising is a partner in Krieg DeVault Alexander & Capehart, LLP, a law firm located in Indianapolis, Indiana. He practices in the general corporate, corporate finance and technology areas and chairs the Technology and Electronic Commerce Practice Group of the firm. Mr. Greising also has experience with the purchase and sale of software companies and the licensing of software. Mr. Greising received his B.A. degree from DePauw University and his J.D. and M.B.A. degrees from Washington University in St. Louis.

    ROBERT A. COMPTON has served as a director of Interactive Intelligence since April 1995. He also served as Chairman of the Board from August 1995 to July 1998. Mr. Compton is currently President, Neurological Technologies Division of Medtronic, Inc., a manufacturer of image guided surgery systems and medical devices. From May 1997 until its acquisition, Mr. Compton was President and Chief Operating Officer of Sofamor Danek Group, Inc., a publicly held medical device manufacturer acquired by Medtronic, Inc. in January 1999. From 1988 until May 1997, he served as general partner of CID Equity Partners, an Indianapolis-based venture capital firm. From 1985 to 1988, Mr. Compton served as Investment Manager with First Chicago Venture Capital. Mr. Compton has also served as director for three publicly held companies, including Software Artistry and Sofamor Danek Group, Inc., and over twelve privately held companies. Mr. Compton holds a M.B.A. degree from Harvard University, and received his undergraduate degree from Principia College.

    JON ANTON, D.SC. has served as a director of Interactive Intelligence since May 1999. Dr. Anton is a researcher in the Purdue Call Center for Customer-Driven Quality in the Department of Consumer Sciences at Purdue University, a position he has held since 1993. He specializes in enhancing customer service strategy through inbound call centers and teleweb centers using telecommunications and computer technology, as well as the Internet. Dr. Anton has assisted over 400 companies in the design and implementation of inbound and outbound call centers. Dr. Anton holds Doctorate of Science and M.S. degrees in technology from Harvard University, a M.S. degree from the University of Connecticut and a B.S. degree from the University of Notre Dame. He also completed the Executive Education program at the Graduate School of Business of Stanford University.

    MICHAEL P. CULLINANE has served as a director of Interactive Intelligence since May 1999. Mr. Cullinane is Executive Vice President and Chief Financial Officer of PLATINUM TECHNOLOGY, INC., a publicly-held software company. He joined PLATINUM in 1988 as its Chief Financial Officer. PLATINUM was recently acquired by Computer Associates International. Mr. Cullinane is also a director of Platinum Entertainment, Inc., a recorded music producer and licensing company, Vasco Data Security, Inc., a security hardware and software company, and Made2Manage Systems, Inc., an enterprise software company. Mr. Cullinane holds a Bachelor's degree in business administration from the University of Notre Dame.

    Executive officers of Interactive Intelligence serve at the discretion of our board of directors. There is no family relationship between any of our directors or executive officers.

BOARD OF DIRECTORS

    Our board of directors is divided into three classes that serve staggered three-year terms. The term of the first class will expire at the annual meeting of stockholders in 2000, the term of the second class will expire at the annual meeting of stockholders in 2001, and the term of the third class will expire at the annual meeting of stockholders in 2002. The terms of our current directors will expire as follows:

    - 2000--Dr. Anton;

    - 2001--Mr. Cullinane and Mr. Gibbs; and

    - 2002--Dr. Brown and Mr. Compton

COMMITTEES OF THE BOARD OF DIRECTORS

    We have an Audit Committee and a Compensation and Stock Option Committee. The Audit Committee consists of Dr. Anton and Mr. Cullinane. The Compensation and Stock Option Committee consists of Mr. Compton, Dr. Anton and Mr. Cullinane. The responsibilities of the Audit Committee are to recommend the appointment of independent auditors, review with the independent auditors the scope and results of the audit engagement, establish and monitor our financial policies and control procedures, review and monitor the provisions of non-audit services by our auditors and review all potential conflict of interest situations. See "Certain Transactions." The responsibilities of the Compensation and Stock Option Committee are to review, determine and establish the salaries, bonuses and other compensation of our executive officers and to administer our stock option plans.

COMPENSATION OF DIRECTORS

    No compensation was paid during 1998 to any of our directors for services as a director. We will reimburse all directors for reasonable out-of-pocket expenses incurred in connection with attending meetings of our board, including committee meetings, but do not intend to pay them any cash stipends. Non-employee directors will participate in our Outside Directors Stock Option Plan. In connection with the election of Dr. Anton and Mr. Cullinane as directors, we granted each of them an option to purchase 15,000 shares of our common stock at an exercise price equal to the deemed fair market value of our common stock on the date of the grant, based upon a determination by our board of directors. See "Executive Compensation--Stock Option Plans--Outside Directors Stock Option Plan" and "--Other Option Plans."

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

    The following table summarizes compensation paid by us for services rendered in all capacities to us during 1998 to our Chief Executive Officer and to each of our four other most highly compensated executive officers, based on salary and bonus earned during 1998 (the "Named Executive Officers"). The amounts shown as bonus were earned during 1998, but paid in the following year. The amounts shown as long term compensation consist solely of options to acquire shares of common stock. We have never granted stock appreciation rights or restricted stock.

                                                                                                    LONG TERM
                                                                                                  COMPENSATION
                                                                                                  -------------
                                                                                                     AWARDS
                                                                    ANNUAL COMPENSATION           -------------
                                                           -------------------------------------   SECURITIES
                                                                                   OTHER ANNUAL    UNDERLYING
NAME AND PRINCIPAL POSITION                                  SALARY      BONUS     COMPENSATION      OPTIONS
---------------------------------------------------------  ----------  ----------  -------------  -------------
Donald E. Brown, M.D.
  Chairman, President and Chief Executive
  Officer................................................  $  100,000(1) $       --   $      --        67,500
John R. Gibbs
  Executive Vice President of Administration and
  Corporate Development and Treasurer....................  $   80,000  $       --    $   5,535(2)          --
Jeremiah J. Fleming
  Vice President of Sales, The Americas..................  $  154,808  $  106,327    $      --         11,250
Michael E. Ford
  Vice President of Operations, Europe, Africa, Middle
  East...................................................  $   91,032  $   57,026    $  73,359(3)      30,000
Douglas T. Shinsato
  Vice President of Operations, Asia/Pacific.............  $  100,000  $   66,666    $  55,077(4)      75,000

------------------------

(1) Reflects salary earned during 1998, but deferred, without interest, at the election of Dr. Brown through July 1, 1999. This amount will be paid out of the net proceeds of this offering.

(2) Reflects medical premiums paid by us while we were an S-corporation, which are considered taxable income, and related tax gross-up payments.

(3) Reflects relocation expenses.

(4) Reflects housing allowance.

OPTION GRANTS DURING 1998

    The following table sets forth information with respect to options granted under our stock option plans to the Named Executive Officers during 1998. The dollar amounts under the potential realizable value columns are the result of calculations that increase, at the 5% and 10% rates set by the Securities and Exchange Commission, the initial public offering price of $13.00 per share and, therefore, are not intended to forecast possible future appreciation, if any, of the price of our common stock. We did not use an alternative formula for a grant date valuation, as we are not aware of any formula which will determine with reasonable accuracy a present value based on future unknown or volatile factors.

                                                      INDIVIDUAL GRANTS
                                   -------------------------------------------------------  POTENTIAL REALIZABLE VALUE
                                    NUMBER OF                                               AT ASSUMED ANNUAL RATES OF
                                   SECURITIES     % OF TOTAL                                 STOCK PRICE APPRECIATION
                                   UNDERLYING   OPTIONS GRANTED   EXERCISE OR                    FOR OPTION TERM
                                     OPTIONS    TO EMPLOYEES IN   BASE PRICE    EXPIRATION  --------------------------
NAME                                 GRANTED      FISCAL YEAR     (PER SHARE)      DATE          5%           10%
---------------------------------  -----------  ---------------  -------------  ----------  ------------  ------------
Donald E. Brown, M.D.............      67,500(1)          9.2%     $    3.00      09/22/08  $  1,226,855  $  2,073,509
John R. Gibbs....................          --             --              --            --            --            --
Jeremiah J. Fleming..............      11,250(2)          1.5%          3.00      08/31/08       204,476       345,585
Michael E. Ford..................      30,000(2)          4.1%          3.00      08/31/08       545,269       921,560
Douglas T. Shinsato..............      75,000(2)         10.3%          2.67      05/29/08     1,387,922     2,328,649

------------------------

(1) Non-qualified stock options to purchase our common stock, granted at 100% of the deemed fair market value of the common stock on the date of grant, based upon a determination by our board of directors. The options were immediately exercisable as of the date of grant.

(2) Incentive stock options to purchase our common stock, granted at 100% of the deemed fair market value of the common stock on the date of grant, based upon a determination by our board of directors. The options are exercisable at the rate of 20% per year, beginning on the first anniversary of the date of grant.

OPTION EXERCISES DURING 1998 AND YEAR-END OPTION VALUES

    The following table sets forth information about the exercise of options to acquire our common stock by the Named Executive Officers during 1998, and year-end option amounts and values. The value realized upon the exercise of options is calculated based on the difference between the initial public offering price of $13.00 per share and the option exercise price, multiplied by the number of shares to which the exercise relates. The value of unexercised in-the-money options at fiscal year-end is calculated based on the difference between the initial public offering price of $13.00 per share and the option exercise price, multiplied by the number of shares underlying the option.

                                                             NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                                                            UNDERLYING UNEXERCISED     IN-THE- MONEY OPTIONS AT
                                 SHARES                   OPTIONS AT FISCAL YEAR-END        FISCAL YEAR-END
                               ACQUIRED ON     VALUE      --------------------------  ---------------------------
NAME                            EXERCISE      REALIZED    EXERCISABLE  UNEXERCISABLE  EXERCISABLE   UNEXERCISABLE
-----------------------------  -----------  ------------  -----------  -------------  ------------  -------------
Donald E. Brown, M.D.........          --   $         --      67,500             --   $    675,000   $        --
John R. Gibbs................     399,750      5,144,783     208,583             --      2,684,457            --
Jeremiah J. Fleming..........      22,500        272,925       2,250        110,250         27,293     1,313,370
Michael E. Ford..............          --             --       6,000         54,000         72,780       591,120
Douglas T. Shinsato..........          --             --          --         75,000             --       774,750

STOCK OPTION PLANS

    1995 INCENTIVE STOCK OPTION PLAN

    On August 14, 1995, the board of directors and the then sole stockholder adopted, and on November 11, 1997 and July 12, 1999, the board of directors amended, the 1995 Incentive Stock Option Plan. Under the 1995 Incentive Stock Option Plan, we had authority to award incentive stock options for up to 3,750,000 shares of our common stock to our employees, including officers.

    The 1995 Incentive Stock Option Plan was administered by the board of directors until November 1997, when it began to be administered by an administrative committee of the board.

Subject to the terms of the 1995 Incentive Stock Option Plan, the board of directors or the administrative committee had the sole discretion and authority to select those officers and employees to whom awards were made, to designate the number of shares to be covered by each award, to establish vesting schedules, to specify all other terms of the awards, subject to specified restrictions, and to interpret the 1995 Incentive Stock Option Plan.

    Options granted under the 1995 Incentive Stock Option Plan generally become vested 20% per year beginning on the first anniversary of the date of grant or initial hire. Unvested options expire on the date the grantee's employment terminates. Generally if the employment of a grantee of stock options under the 1995 Incentive Stock Option Plan terminates for any reason other than death or disability, that grantee's vested options expire 30 days after the date of termination. If the termination is on account of death or disability, the vested options generally expire six months after termination. The 1995 Incentive Stock Option Plan also provides that the board of directors can accelerate the vesting of outstanding awards in the event of specified changes in control of our company.

    Upon stockholder approval of the new 1999 Stock Option and Incentive Plan on April 16, 1999, the board of directors determined that no new options will be granted under the 1995 Incentive Stock Option Plan. Through April 16, 1999, options for an aggregate of 2,016,735 shares of common stock were outstanding under the 1995 Incentive Stock Option Plan.

    1995 NONSTATUTORY STOCK OPTION INCENTIVE PLAN

    On August 14, 1995, the board of directors and the then sole stockholder adopted the 1995 Nonstatutory Stock Option Incentive Plan. Under the 1995 Nonstatutory Plan, we had authority to award stock options for up to 375,000 shares of our common stock to our employees, directors and consultants.

    The 1995 Nonstatutory Plan was administered by the board of directors. Subject to the terms of the 1995 Nonstatutory Plan, the board of directors had the sole discretion and authority to select those individuals to whom awards were made, to designate the number of shares to be covered by each award, to establish vesting schedules, to specify all other terms of the awards, subject to specified restrictions, and to interpret the 1995 Nonstatutory Plan.

    Subject to the discretion of the board of directors, generally if the service of a grantee of stock options terminates for any reason other than death or disability, that grantee's options expire at the date of termination, other than options held by a non-employee director. If the termination is on account of death, the vested options generally expire 12 months after death. If the termination is on account of disability, the vested options generally expire six months after termination. The 1995 Nonstatutory Plan also provides that the board of directors can accelerate the vesting of outstanding awards in the event of specified changes in control of our company.

    Upon stockholder approval of the new 1999 Stock Option and Incentive Plan and the new Outside Directors Stock Option Plan on April 16, 1999, the board of directors determined not to issue any further options under the 1995 Nonstatutory Plan. Through that date, options for an aggregate of 14,250 shares of common stock were outstanding under the 1995 Nonstatutory Plan.

    1999 STOCK OPTION AND INCENTIVE PLAN

    On April 14, 1999, the board of directors adopted, and on April 16, 1999, the stockholders approved, the 1999 Stock Option and Incentive Plan (the "1999 Stock Option Plan"). Under the 1999 Stock Option Plan, we may award stock options and shares of restricted stock to our officers, key employees, consultants and other individuals as may be determined by the Compensation and Stock Option Committee. The aggregate number of shares of common stock that may be awarded under the

1999 Stock Option Plan is 3,750,000, subject to adjustment in specified events. No individual participant may receive awards for more than 250,000 shares in any calendar year.

    The 1999 Stock Option Plan is administered by the Compensation and Stock Option Committee (the "Committee"). Subject to the terms of the 1999 Stock Option Plan, the Committee has the sole discretion and authority to select those officers, key employees and consultants to whom awards will be made, to designate the number of shares to be covered by each award, to establish vesting schedules, to specify all other terms of the awards, subject to specified restrictions, and to interpret the 1999 Stock Option Plan.

    With respect to stock options under the 1999 Stock Option Plan that are intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code, the option price must be at least 100% of the fair market value of a share of common stock on the date of the grant of the stock option. For a holder of more than 10% of the common stock, the option price must be at least 110% of the fair market value on the date of the grant of the stock option. Incentive stock options may only be granted to employees. The Committee will establish, at the time the options are granted, the exercise price of options that do not qualify as incentive stock options ("non-qualified stock options"). An option granted under the 1999 Stock Option Plan may not be exercised more than ten years from the date of grant, unless the Committee prescribes a shorter period or unless some types of employment terminations require a shorter period. An incentive stock option granted to a holder of more than 10% of the common stock may not be exercised more than five years from the date of grant, unless the Committee prescribes a shorter period or unless some types of employment terminations require a shorter period. Under the 1999 Stock Option Plan, the Committee may grant awards of restricted shares, in which case the grantee would be granted shares of common stock, subject to such forfeiture provisions and transfer restrictions as the Committee determines. Awards of options and shares of restricted stock as to which restrictions have not lapsed are not transferable other than under the laws of descent and distribution.

    Subject to the discretion of the Committee, generally if the employment of a grantee of stock options is terminated for cause, or the employment of a grantee of restricted shares is terminated for any reason other than death, disability or retirement, that grantee's options expire and any restricted shares are forfeited at the date of termination. A portion of a grantee's restricted shares automatically become vested upon termination by reason of death or disability. The board of directors may terminate or amend the 1999 Stock Option Plan at any time; however, subject to certain exceptions, a grantee's consent must be obtained if the change would impair the rights of that grantee and stockholder approval must be obtained if required by applicable law or if the change involves some types of increases in the number of shares subject to the 1999 Stock Option Plan. The 1999 Stock Option Plan also provides for accelerated vesting of outstanding awards in the event of a change in control of our company. As of June 30, 1999, options for an aggregate of 223,125 shares of common stock were outstanding under the 1999 Stock Option Plan. Under the 1999 Stock Option Plan, we may make loans to grantees with respect to the income taxes payable on restricted stock and the option price and income taxes payable on the exercise of options.

    OUTSIDE DIRECTORS STOCK OPTION PLAN

    On April 14, 1999, the board of directors adopted, and on April 16, 1999, the stockholders approved, an Outside Directors Stock Option Plan (the "Directors Plan"). The Directors Plan was amended and restated by the board of directors and the stockholders in July 1999. The Directors Plan reserves for issuance 150,000 shares of our common stock, subject to adjustment in certain events. Pursuant to the Directors Plan, each non-employee director will be automatically granted an option to purchase 5,000 shares of common stock on June 1 of each year beginning June 1, 2000. The option exercise price per share will be the fair market value of one share of our common stock on the date of grant. Each option becomes exercisable six months following the date of grant and expires ten years following the date of grant. Subject to some exceptions, options may be exercised by the holder only if he has been in continuous service on the board of directors at all times since the grant of the option.

    OTHER OPTION PLANS
    On September 22, 1998, the board of directors granted an option to purchase 67,500 shares of our common stock to Dr. Brown. The board of directors granted this option in consideration for guarantees by Dr. Brown of some of our commercial lines of credit and equipment leases. The exercise price for this option is $3.00, the deemed fair market value of our common stock on the date of grant, based upon a determination by our board of directors. The option was immediately exercisable in full as of the date of grant and can be exercised any time within 10 years from the date of grant.
    On May 26, 1999, the board of directors granted an option to purchase 15,000 shares of our common stock to each of Dr. Anton and Mr. Cullinane in consideration of their agreeing to become directors. The exercise price for these options is $9.33, the deemed fair market value of our common stock on the date of grant, based upon a determination by our board of directors. Options for 7,500 of the shares become exercisable one year after the date of grant and the balance becomes exercisable two years after the date of grant. The options expire ten years after the date of grant.

EMPLOYMENT AND NON-COMPETITION AGREEMENTS

    On January 2, 1995, we entered into a Consulting and Employment Agreement with John R. Gibbs, which was amended on May 14, 1999. Under the agreement, Mr. Gibbs serves as Executive Vice President of Administration and Corporate Development. The term of Mr. Gibbs' employment was initially for 18 months beginning July 1, 1995; however, the agreement provides that the term automatically renews for successive one-year terms unless either we or Mr. Gibbs gives notice. The agreement provides that Mr. Gibbs will receive an annual salary of $60,000, which we may increase at our discretion, and a one-time grant of incentive stock options to purchase up to 833,333 shares of our common stock. We have since increased Mr. Gibbs' annual salary. See "--Summary Compensation Table." Mr. Gibbs is also eligible to participate in employee benefit plans generally available to our employees. The agreement also contains non-competition, non-solicitation and non-disclosure provisions, which are in effect during the term of the agreement. The non-disclosure provisions in Mr. Gibbs' agreement continue indefinitely after his termination of employment. The non-compete provisions continue for a period of 12 months after his termination of employment for any reason, as do the non-solicitation provisions unless he is terminated by us without cause. If his employment is terminated by us without cause, or in specified circumstances following a change of control, Mr. Gibbs will receive severance pay equal to 12 months' salary. Under the agreement, Mr. Gibbs also served as a consultant to the Company from January 2, 1995 until June 30, 1995.

    On June 30, 1997, we entered into an Employment Agreement with Michael E. Ford. The agreement provides that Mr. Ford will serve as Director of Sales in Europe, Africa and Middle East. The term of Mr. Ford's employment agreement is two years; however, the agreement provides that the term automatically renews for successive one-year terms unless either we or Mr. Ford gives notice. The agreement provides that Mr. Ford will receive an annual salary of $85,000, which we may increase or decrease at our discretion with notice, and a one-time grant of incentive stock options to purchase up to 30,000 shares of our common stock under our 1995 Incentive Stock Option Plan. We have since increased Mr. Ford's annual salary. See "--Summary Compensation Table." Mr. Ford also participates in the bonus compensation program applicable to our sales employees and other employee benefit plans generally available to our employees. The agreement also contains non-competition and non-solicitation provisions, which are in effect during the term of the agreement and for a period of 18 months following his termination for any reason, and non-disclosure provisions. If his employment is terminated by us for any reason other than for cause, Mr. Ford will receive severance pay equal to one month's salary.

    On May 1, 1998, we entered into an Employment Agreement with Douglas T. Shinsato. The agreement provides that Mr. Shinsato will serve as Vice President-Asia Pacific. The term of Mr. Shinsato's employment agreement is two years; however, the agreement provides that the term automatically renews for successive one-year terms unless either we or Mr. Shinsato gives notice. The agreement provides that Mr. Shinsato will receive an annual salary of $150,000, which we may increase or decrease at our discretion with notice, and a one-time grant of incentive stock options to purchase up to 75,000 shares of our common stock under our 1995 Incentive Stock Option Plan. We have since increased Mr. Shinsato's annual salary. See "--Summary Compensation Table." Mr. Shinsato also participates in the bonus compensation program applicable to our sales employees and other employee benefit plans generally available to our employees. The agreement also contains non-competition and non-solicitation provisions, which are in effect during the term of the agreement and for a period of 18 months following his termination for any reason, and non-disclosure provisions. If his employment is terminated by us for any reason other than for cause, Mr. Shinsato will receive severance pay equal to one month's salary.

    On March 1, 1997, we entered into an Employment Agreement with Jeremiah J. Fleming, which was amended on May 14, 1999. The agreement provides that Mr. Fleming will serve as Vice President of Sales, The Americas. The term of Mr. Fleming's employment agreement is two years; however, the agreement provides that the term automatically renews for successive one-year terms unless either we or Mr. Fleming gives notice. The agreement provides that Mr. Fleming will receive an annual salary of $125,000, which we may increase or decrease at our discretion with notice, and a one-time grant of incentive stock options to purchase up to 112,500 shares of our common stock under our 1995 Incentive Stock Option Plan. We have since increased Mr. Fleming's annual salary. See "--Summary Compensation Table." Mr. Fleming also participates in the bonus compensation program applicable to our sales employees and other employee benefit plans generally available to our employees. The agreement also contains non-competition, non-solicitation and non-disclosure provisions, which are in effect during the term of the agreement. The non-disclosure provisions in Mr. Fleming's agreement continue indefinitely after termination of his employment. The non-compete provisions continue for a period of 12 months after termination, as do the non-solicitation provisions unless he is terminated by us without cause. If his employment is terminated by us without cause, or in specified circumstances following a change of control, Mr. Fleming will receive severance pay equal to one year's total compensation.

    On June 1, 1999, we entered into an Employment Agreement with Michael J. Tavlin, which was amended on that same date. The agreement provides that Mr. Tavlin will serve as Chief Financial Officer. The term of Mr. Tavlin's employment agreement is two years; however, the agreement provides that the term automatically renews for successive one-year terms unless either we or Mr. Tavlin gives notice. The agreement provides that Mr. Tavlin will receive an annual salary of $140,000, which we may increase or decrease at our discretion with notice, and a one-time grant of stock options to purchase up to 82,500 shares of our common stock under our 1999 Stock Option and Incentive Plan. Mr. Tavlin is also eligible for an annual bonus of up to $40,000 per year. The agreement also contains non-competition, non-solicitation and non-disclosure provisions, which are in effect during the term of the agreement. The non-disclosure provisions in Mr. Tavlin's agreement continue indefinitely after termination of his employment. The non-compete and non-solicitation provisions continue for a period of 18 months after termination. If his employment is terminated by us without cause, Mr. Tavlin will receive severance pay equal to one month's salary. If Mr. Tavlin is terminated without cause after a change in control, his salary and medical benefits will continue for one year after termination.

    We do not have employment or non-competition agreements with any other Named Executive Officers.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During 1998, Donald E. Brown, M.D. and John R. Gibbs served as the only members of the Administrative Committee, which administered our stock option plans during 1998. The board of directors had all other responsibilities to review, determine and establish the salaries, bonuses and other compensation of our executive officers during 1998. Our board of directors during 1998 consisted of Messrs. Brown, Compton, Gibbs and Greising. Messrs. Brown and Gibbs continue to serve as officers and employees of Interactive Intelligence. Mr. Greising is not an employee, but has been our Secretary since January 1997. Except for Dr. Brown, none of the members of the Administrative Committee or our board of directors during 1998 were involved in a relationship requiring disclosure as an interlocking executive officer or director or under Item 404 of Regulation S-K. Dr. Brown is a director and 25% stockholder of Intelligent Response, Inc., a company that provides us with telemarketing and fulfillment services. Dr. Brown has also loaned funds to us from time to time prior to this offering, has elected to defer the payment of his salary, and has advanced other non-interest bearing accounts payable to us. In addition, he has guaranteed our commercial lines of credit, our equipment leases and two of our office leases. See "Certain Transactions." Effective April 14, 1999, we no longer have an Administrative Committee, and the Compensation and Stock Option Committee administers our stock option plans. See "Management--Committees of the Board of Directors.

                              CERTAIN TRANSACTIONS

RELATIONSHIP WITH DIALOGIC

    Dialogic Investment Corporation owned 5.6% of the shares of our common stock as of June 30, 1999. We have entered into agreements with Dialogic Corporation, which is the parent of Dialogic Investment Corporation. Dialogic Corporation was recently acquired by Intel Corporation. Under a Strategic Relationship Agreement between us and Dialogic Corporation, which commenced on March 1, 1999, Dialogic Corporation has agreed to provide us with voice processing boards for our use related to EIC. Dialogic Corporation has also agreed to provide us with rebate incentives and marketing, sales and technical support. This agreement is non-exclusive, and Dialogic Corporation is free to market any of the voice processing boards to other customers, including companies that may compete with us. In addition, while we have agreed to provide Dialogic Corporation notice and a reasonable opportunity to meet our current and future product needs, we are also free to purchase competitive products if required for our business purposes.

    The Strategic Relationship Agreement also provides that, at no cost to us, Dialogic Corporation will provide us with an inventory of voice processing boards valued in an amount up to $100,000, to be used exclusively for our internal developmental and testing purposes. We may not resell this inventory without written permission from Dialogic Corporation until after the end of the three-year term of this arrangement. Dialogic Corporation's inventory obligations under the Strategic Relationship Agreement terminate if we begin to purchase a substantial portion of competitive products from other vendors. We have already received all of the voice processing boards that Dialogic Corporation is obligated to deliver. We believe that the Strategic Relationship Agreement is on terms at least as favorable as we could obtain from an unrelated third party.

    We are also a party to a Support Services Agreement with Dialogic Corporation relating to technical and professional support services to be provided by Dialogic Corporation to us arising from the installation, configuration, programming and maintenance of specified Dialogic Corporation products. The annual fee is $50,000, which was waived for one year beginning March 1, 1999, plus reasonable travel and out-of-pocket expenses. We also incur additional per hour fees for specified services such as standby coverage, service calls within the standby period, on-site technical support and consulting services. The Support Services Agreement also provides that we will not solicit for employment any Dialogic Corporation personnel performing services under the agreement. We believe that the Support Services Agreement is on terms at least as favorable as we could obtain from an unrelated third party.

    We paid Dialogic Corporation $2,000 in 1996, $905,000 in 1997 and $871,000 in 1998 for voice processing boards and related technology and services. We believe that these amounts were no greater than amounts which we would have paid to unrelated third parties for similar products and services.

TELEMARKETING SERVICES

    Dr. Brown is a director and 25% stockholder of Intelligent Response, Inc., a telemarketing company, and Dr. Brown's brother is the president of that company. In 1998, Intelligent Response began providing us with telemarketing and fulfillment services in support of our marketing efforts. We paid Intelligent Response $111,000 in 1998 for these services. We believe that the amounts paid to Intelligent Response were no greater than amounts that we would have paid to unrelated third parties for similar services. We intend to continue to use Intelligent Response to provide telemarketing and fulfillment services.

INSIDER ADVANCES

    From time to time before this offering, Dr. Brown loaned funds to us. These loans have an interest rate of 10% and are due on December 31, 2001. All amounts outstanding under these loans will be repaid with a portion of the net proceeds from this offering. As of August 31, 1999, the aggregate amount outstanding under these loans was $7.5 million, including accrued interest. We incurred no interest expense on these loans in 1996, $228,000 in interest expense in 1997 and $686,000 in interest expense in 1998. In addition to these loans, Dr. Brown has also elected to defer, without interest, the payment of all of his salary from July 1, 1996 through June 30, 1999. As of August 31, 1999, we owed Dr. Brown $214,000 in deferred compensation and $335,000 in other non-interest bearing accounts payable. All of Dr. Brown's deferred compensation and these other non-interest bearing accounts payable will be paid with a portion of the net proceeds from this offering.

GUARANTEES OF OUR OBLIGATIONS

    From time to time before this offering, Dr. Brown has guaranteed our commercial lines of credit and our equipment leases. In consideration for a portion of these guarantees, we granted an option to purchase 67,500 shares of our common stock to Dr. Brown on September 22, 1998. The stock option has an exercise price of $3.00 per share, which was the deemed fair market value of our common stock on the date of grant, based upon a determination by our board of directors, and the option was immediately exercisable in full as of the date of grant. In connection with this offering, we intend to replace our existing credit facilities with a new unsecured line of credit from our primary lender, which Dr. Brown will not be required to guarantee. In addition, Dr. Brown has personally guaranteed two of our office leases. These guarantees and the guarantee of our equipment leases will continue after this offering.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    John R. Gibbs, the co-founder of Interactive Intelligence and a Named Executive Officer, has granted the underwriters an option to purchase up to 70,000 shares of our common stock to cover over-allotments.

    The following table sets forth information regarding the beneficial ownership of our common stock as of June 30, 1999 by Mr. Gibbs and by the following individuals or groups:

    - each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of the outstanding shares of our common stock;

    - each director;

    - each Named Executive Officer; and

    - all directors and executive officers as a group.

Unless otherwise noted, we believe that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Percentage ownership in the following table is based on 10,700,121 shares of our common stock outstanding as of June 30, 1999 and 13,370,121 shares of our common stock outstanding after this offering, assuming that the underwriters do not exercise their over-allotment options.

                                                                                               PERCENTAGE OF SHARES
                                                                                                   OUTSTANDING
                                                                         NUMBER OF SHARES   --------------------------
                                                                           BENEFICIALLY      BEFORE THIS   AFTER THIS
NAME                                                                           OWNED          OFFERING      OFFERING
-----------------------------------------------------------------------  -----------------  -------------  -----------
Donald E. Brown, M.D.(1)...............................................       8,675,079(2)         80.6%         64.6%
John R. Gibbs(1).......................................................         958,896             9.0%          7.2%
Jeremiah J. Fleming....................................................          47,250(3)            *             *
Michael E. Ford........................................................          12,000(4)            *             *
Douglas T. Shinsato....................................................          15,000(5)            *             *
Jon Anton, D.Sc........................................................              --              --            --
Robert A. Compton......................................................          22,500               *             *
Michael P. Cullinane...................................................              --              --            --
Dialogic Investment Corporation(6).....................................         600,000             5.6%          4.5%
All directors and executive officers as a group (10 persons)...........       9,745,725(7)         90.3%         72.4%

------------------------

* Less than 1%.

(1) The address for these stockholders is 8909 Purdue Road, Suite 300, Indianapolis, IN 46268.
(2) Includes 67,500 shares subject to stock options exercisable within 60 days after June 30, 1999.

(3) Includes 2,250 shares subject to stock options exercisable within 60 days after June 30, 1999.

(4) Represents 12,000 shares subject to stock options exercisable within 60 days after June 30, 1999.
(5) Represents 15,000 shares subject to stock options exercisable within 60 days after June 30, 1999.

(6) The address for this stockholder is 1515 Route Ten, Parsippany, NJ 07054.

(7) Includes 96,750 shares subject to stock options exercisable within 60 days after June 30, 1999.

                          DESCRIPTION OF CAPITAL STOCK

    The following description of our capital stock does not purport to be complete and is subject in all respects to applicable Indiana law and to the provisions of our Restated Articles of Incorporation and By-Laws, copies of which have been filed as exhibits to the Registration Statement of which this prospectus is a part.

    Our authorized capital stock consists of 100,000,000 shares of common stock, $.01 par value per share, and 10,000,000 shares of preferred stock, without par value. On June 30, 1999, after giving effect to this offering, and assuming that the underwriters do not exercise their over-allotment options, there would have been 13,370,121 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. An additional 2,256,954 shares of common stock were issuable upon exercise of outstanding options granted as of June 30, 1999 under our stock option plans. See "Executive Compensation--Stock Option Plans."

COMMON STOCK

    Each holder of common stock is entitled to one vote per share of record on all matters to be voted upon by the stockholders. Holders do not have cumulative voting rights in the election of directors or any other matter. Subject to the preferential rights of the holders of any preferred stock that may at the time be outstanding, each share of common stock will entitle the holder of that share to an equal and ratable right to receive dividends when, if and as declared from time to time by the board of directors out of legally available funds. We do not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy."

    In the event of our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in all assets remaining after payments to creditors and after satisfaction of the liquidation preference, if any, of the holders of any preferred stock that may at the time be outstanding. Holders of common stock have no preemptive or redemption rights and will not be subject to further calls or assessments by us. All of the shares of common stock to be issued and sold in this offering will be, immediately upon consummation of this offering, validly issued, fully paid and non-assessable.

PREFERRED STOCK

    The authorized preferred stock is available for issuance from time to time at the discretion of the board of directors without stockholder approval. The board of directors has the authority to prescribe for each series of preferred stock it establishes the number of shares in that series, the number of votes, if any, to which the shares in that series are entitled, the consideration for the shares in that series, and the designations, powers, preferences and other rights, qualifications, limitations or restrictions of the shares in that series. Depending upon the rights prescribed for a series of preferred stock, the issuance of preferred stock could have an adverse effect on the voting power of the holders of common stock and could adversely affect holders of common stock by delaying or preventing a change in control of us, making removal of our present management more difficult or imposing restrictions upon the payment of dividends and other distributions to the holders of common stock.

AUTHORIZED BUT UNISSUED SHARES

    Indiana law does not require stockholder approval for any issuance of authorized shares. Authorized but unissued shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital or to facilitate corporate acquisitions. One of the effects of the existence of authorized but unissued shares may be to enable the board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of current management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

CERTAIN PROVISIONS OF RESTATED ARTICLES OF INCORPORATION AND BY-LAWS

    Certain provisions of our Restated Articles of Incorporation and By-Laws may delay or make more difficult unsolicited acquisitions or changes of control of us. These provisions could have the effect of discouraging third parties from making proposals involving an unsolicited acquisition or change in control of us, although these proposals, if made, might be considered desirable by a majority of our stockholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of the current management without the concurrence of the board of directors. These provisions include:

    - the division of the board of directors into three classes serving staggered terms of office of three years (see "Management--Executive Officers, Directors and Significant Employees");

    - the availability of authorized but unissued shares of stock for issuance from time to time at the discretion of the board of directors (see "--Authorized But Unissued Shares");

    - provisions allowing the removal of directors only for cause and only upon a 66 2/3% stockholder vote taken at a meeting called for that purpose;

    - permitting only the board of directors, the Chairman, the Chief Executive Officer or the President to call a special meeting of stockholders; and

    - requirements for advance notice for raising business or making nominations at stockholders' meetings.

    Our By-Laws establish an advance notice procedure with regard to business to be brought before an annual or special meeting of stockholders and with regard to the nomination of candidates for election as directors, other than by or at the direction of the board of directors. Although our By-Laws do not give the board of directors any power to approve or disapprove stockholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the established procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its proposal without regard to whether consideration of those nominees or proposals might be harmful or beneficial to us and our stockholders.

CERTAIN PROVISIONS OF INDIANA LAW

    The Indiana Business Corporation Law (the "IBCL") applies to us as an Indiana corporation. Under specified circumstances, the following provisions of the IBCL may delay, prevent or make more difficult unsolicited acquisition or changes of control of us. These provisions also may have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

    CONTROL SHARE ACQUISITIONS. Under Sections 23-1-42-1 to 23-1-42-11 of the IBCL, an "acquiring person" who makes a "control share acquisition" in an "issuing public corporation" may not exercise voting rights on any "control shares" unless these voting rights are conferred by a majority vote of the disinterested stockholders of the issuing corporation at a special meeting of those stockholders held upon the request and at the expense of the acquiring person. If control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all voting power, all stockholders of the issuing corporation have dissenters' rights to receive the fair value of their shares.

    Under the IBCL, "control shares" means shares acquired by a person that, when added to all other shares of the issuing public corporation owned by that person or in respect to which that person may exercise or direct the exercise of voting power, would otherwise entitle that person to exercise voting power of the issuing public corporation in the election of directors within any of the following ranges:

    - one-fifth or more but less than one-third;

    - one-third or more but less than a majority; or

    - a majority or more.

    "Control share acquisition" means, subject to specified exceptions, the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. Shares acquired within 90 days or under a plan to make a control share acquisition are considered to have been acquired in the same acquisition. "Issuing public corporation" means a corporation which is organized in Indiana, has 100 or more stockholders, its principal place of business, its principal office or substantial assets within Indiana and either:

    - more than 10% of its stockholders resident in Indiana;

    - more than 10% of its shares owned by Indiana residents; or

    - 10,000 stockholders resident in Indiana.

    The above provisions do not apply if, before a control share acquisition is made, the corporation's articles of incorporation or by-laws, including a board adopted by-law, provide that they do not apply. Our Restated Articles of Incorporation and By-Laws do not exclude us from the restrictions imposed by the above provisions.

    CERTAIN BUSINESS COMBINATIONS. Sections 23-1-43-1 to 23-1-43-23 of the IBCL restrict the ability of a "resident domestic corporation" to engage in any combinations with an "interested stockholder" for five years after the interested stockholder's date of acquiring shares unless the combination or the purchase of shares by the interested stockholder on the interested stockholder's date of acquiring shares is approved by the board of directors of the resident domestic corporation before that date. If the combination was not previously approved, the interested stockholder may effect a combination after the five-year period only if that stockholder receives approval from a majority of the disinterested shares or the offer meets specified fair price criteria. For purposes of the above provisions, "resident domestic corporation" means an Indiana corporation that has 100 or more stockholders. "Interested stockholder" means any person, other than the resident domestic corporation or its subsidiaries, who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (2) an affiliate or associate of the resident domestic corporation and at any time within the five-year period immediately before the date in question was the beneficial owner of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation. The above provisions do not apply to corporations that so elect in an amendment to their articles of incorporation approved by a majority of the disinterested shares. That amendment, however, would not become effective until 18 months after its passage and would apply only to stock acquisitions occurring after its effective date. Our Restated Articles of Incorporation do not exclude us from the restrictions imposed by the above provisions.

    DIRECTORS' DUTIES AND LIABILITY. Under Section 23-1-35-1 of the IBCL, directors are required to discharge their duties:

    - in good faith;

    - with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and

    - in a manner the directors reasonably believe to be in the best interests of the corporation.

However, the IBCL also provides that a director is not liable for any action taken as a director, or any failure to act, unless the director has breached or failed to perform the duties of the director's office and the action or failure to act constitutes willful misconduct or recklessness. The exoneration from liability under the IBCL does not affect the liability of directors for violations of the federal securities laws.

    Section 23-1-35-1 of the IBCL also provides that a board of directors, in discharging its duties, may consider, in its discretion, both the long-term and short-term best interests of the corporation, taking into account, and weighing as the directors deem appropriate, the effects of an action on the corporation's stockholders, employees, suppliers and customers and the communities in which offices or other facilities of the corporation are located and any other factors the directors consider pertinent. If a determination is made with the approval of a majority of the disinterested directors of the board, that determination is conclusively presumed to be valid unless it can be demonstrated that the determination was not made in good faith after reasonable investigation. Once the board has determined that the proposed action is not in the best interests of the corporation, it has no duty to remove any barriers to the success of the action, including a rights plan. Section 23-1-35-1 specifically provides that specified judicial decisions in Delaware and other jurisdictions, which might be looked upon for guidance in interpreting Indiana law, including decisions that propose a higher or different degree of scrutiny in response to a proposed acquisition of the corporation, are inconsistent with the proper application of that section.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the common stock will be Norwest Bank Minnesota, National Association.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no market for our common stock and we cannot make any predictions as to the effect, if any, that market sales of shares or the availability of shares of our common stock for future sale will have on the market price of the common stock from time to time. Sales of substantial amounts of our common stock in the public market following this offering could adversely affect the market price of our common stock and our ability to raise additional capital.
    Giving effect to completion of this offering, as of June 30, 1999, we would have had 13,370,121 shares of common stock outstanding assuming that the underwriters do not exercise their over-allotment options and that no participants exercise their outstanding options under our stock option plans. The shares of our common stock sold in this offering will be freely tradeable without restriction or further registration under the Securities Act except for any of those shares that are beneficially owned at any time by our affiliates, as defined in Rule 144 under the Securities Act, which sales will be subject to the timing, volume and manner of sale limitations of Rule 144. The remaining 10,700,121 shares of our common stock outstanding after this offering held by those who were stockholders prior to this offering will be restricted securities, as defined in Rule 144. These restricted securities may be sold in the public market if they are registered under the Securities Act or they are exempted by an exemption from registration, such as the exemptions provided by Rule 144. As a result of contractual restrictions, the 180-day lock-up described below and the provisions of Rule 144, additional shares will be available for sale in the public market as follows:

    - 271,146 restricted securities will be eligible for sale 90 days after the date of this prospectus; and

    - 10,428,975 restricted securities will be eligible for sale upon the expiration of the lock-up agreements described below 180 days after the date of this prospectus.

    In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year will be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock, or the average weekly trading volume of our common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about us. If two years have elapsed since the date of acquisition of restricted shares of our common stock from us or any of our affiliates and the holder is not deemed to have been an affiliate of ours for at least three months prior to a proposed transaction, such person would be entitled to sell such shares under Rule 144 without regard to the limitations described above.

    Through June 30, 1999, we have granted options to purchase 2,256,954 shares of common stock to specified persons pursuant to our stock option plans, and an additional 3,676,875 shares of common stock are available for grant of future options thereunder. See "Executive Compensation--Stock Option Plans." We intend to file a registration statement on Form S-8 as soon as practicable after the date of this prospectus to register the shares of common stock that are issuable upon the exercise of stock options either outstanding or available for grant pursuant to our stock option plans. Following effectiveness, shares covered by the registration statement on Form S-8 will be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates as well as to the limitations on sale and vesting described above.

    We, our directors and executive officers, one other significant employee and Dialogic Investment Corporation have agreed for a period of 180 days after the date of this prospectus not to:

    - directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock or file any registration statement under the Securities Act with respect to any of the foregoing; or

    - enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of our common stock,

whether any such swap or transaction described in the first or second bullet point above is to be settled by delivery of common stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters. However, these restrictions will not apply to:

    - this offering;

    - the issuance by us of any shares of our common stock upon the exercise of an outstanding option or the conversion of an outstanding security; or

    - the issuance by us of any shares of our common stock or the grant by us of options to purchase our common stock pursuant to our existing stock option plans.

                                  UNDERWRITING

    Merrill Lynch, Pierce, Fenner & Smith Incorporated, Hambrecht & Quist LLC and U.S. Bancorp Piper Jaffray Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in the Underwriting Agreement among us, our principal stockholder, the selling stockholder and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters severally has agreed to purchase from us, the number of shares of our common stock set forth opposite its name below.

             UNDERWRITER                                                                         NUMBER OF SHARES
                                                                                                 -----------------
Merrill Lynch, Pierce, Fenner & Smith
           Incorporated........................................................................         825,000
Hambrecht & Quist LLC..........................................................................         412,500
U.S. Bancorp Piper Jaffray Inc.................................................................         412,500
BancBoston Robertson Stephens Inc..............................................................         100,000
Banc of America Securities LLC.................................................................         100,000
Deutsche Bank Securities Inc...................................................................         100,000
Lehman Brothers Inc............................................................................         100,000
J.P. Morgan Securities Inc.....................................................................         100,000
SG Cowen Securities Corporation................................................................         100,000
SoundView Technology Group, Inc................................................................         100,000
Dain Rauscher Wessels, a division of Dain Rauscher Incorporated................................          40,000
FAC/Equities...................................................................................          40,000
First Analysis Securities Corporation..........................................................          40,000
Gerard Klauer Mattison & Co., Inc..............................................................          40,000
John G. Kinnard and Company, Incorporated......................................................          40,000
McDonald Investments Inc.......................................................................          40,000
NatCity Investments, Inc.......................................................................          40,000
H. C. Wainwright & Co., Inc....................................................................          40,000
                                                                                                 -----------------
          Total................................................................................       2,670,000
                                                                                                 -----------------
                                                                                                 -----------------

    In the Underwriting Agreement, the several underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of our common stock being sold pursuant to the Underwriting Agreement if any shares of our common stock are purchased. Under certain circumstances, under the terms of the Underwriting Agreement, the commitments of the non-defaulting underwriters may be increased or the Underwriting Agreement may be terminated.

    The representatives have advised us that they propose initially to offer the shares of our common stock to the public at the initial public offering price set forth on the cover page of this prospectus, and to certain dealers at such price less a concession not in excess of $.54 per share of common stock. The underwriters may allow, and such dealers may reallow, a discount not in excess of $.10 per share of common stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.
    We have granted the underwriters a 30-day option to purchase up to an aggregate of 330,500 additional shares of our common stock, and Mr. Gibbs, the selling stockholder, has granted to the underwriters a 30-day option to purchase up to an aggregate of 70,000 shares of our common stock owned by him, at the initial public offering price set forth on the cover of this prospectus, less the underwriting discount. The underwriters may exercise these options to cover over-allotments, if any, made on the sale of our common stock offered by this prospectus. The underwriters must first exercise the option to purchase the shares offered by the selling stockholder before they can exercise the option to purchase our shares. To the extent that the underwriters exercise either of these options, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of our common stock proportionate to that underwriter's initial amount reflected in the table above.

    The following table shows the per share and total underwriting discounts to be paid by us and the selling stockholder to the underwriters. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment options.

                                                                               PER        WITHOUT         WITH
                                                                              SHARE       OPTIONS        OPTIONS
                                                                            ---------  -------------  -------------
Public offering price.....................................................  $   13.00  $  34,710,000  $  39,916,500
Underwriting discount.....................................................       $.91     $2,429,700     $2,794,155
Proceeds, before expenses, to us..........................................  $   12.09  $  32,280,300  $  36,276,045
Proceeds to the selling stockholder.......................................  $   12.09             $0       $846,300

    We will not receive any of the proceeds from the sale of any shares sold by the selling stockholder. The expenses of this offering are estimated at $750,000 and are all payable by us.

    The shares of common stock are being offered by the several underwriters, subject to prior sale, when as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

    At our request, the underwriters have reserved up to 7% of the shares of our common stock offered by this prospectus for sale, at the initial public offering price, to some of our employees, executive officers, directors and resellers and to some individuals designated by them. The number of shares of our common stock available for sale to the general public in this offering will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

    We, our directors and executive officers, one other significant employee and Dialogic Investment Corporation have agreed for a period of 180 days after the date of this prospectus not to:

    - directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock or file any registration statement under the Securities Act with respect to any of the foregoing; or

    - enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of our common stock,

whether any such swap or transaction described in the first or second bullet point above is to be settled by delivery of common stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the underwriters. However, these restrictions will not apply to:

    - this offering;

    - the issuance by us of any shares of our common stock upon the exercise of an outstanding option or the conversion of an outstanding security; or

    - the issuance by us of any shares of our common stock or the grant by us of options to purchase our common stock pursuant to our existing stock option plans. See "Shares Eligible for Future Sale."

    Prior to this offering, there has been no market for our common stock. The initial public offering price was determined through negotiations among us and the representatives. Among the factors considered in determining the initial public offering price, in addition to prevailing market conditions, were the trading multiples of publicly traded companies that the representatives believe to be comparable to us, certain of our financial information, the history of, and the prospects for, us and the industry in which we compete, an assessment of our management, our past and present operations, the prospects for, and timing of, our future revenues, the present state of our development, the percentage interest of our company being sold as compared to the valuation for the entire company and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours. We cannot assure you that an active trading market will develop for our common stock or that our common stock will trade in the public market subsequent to this offering at or above the initial public offering price.
    Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "ININ."

    The underwriters do not intend to confirm sales of our common stock to any accounts over which they exercise discretionary authority.

    We, our principal stockholder and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

    Until the distribution of our common stock is completed, SEC rules may limit the ability of the underwriters and certain selling group members to bid for and purchase our common stock. As an exception to these rules, the representatives are permitted to engage in certain transactions that stabilize the price of our common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing, or maintaining the price of our common stock. If commenced, such transactions may be discontinued at any time without notice.

    If the underwriters create a short position in our common stock in connection with this offering, that is, if they sell more shares of common stock than are set forth on the cover pages of this prospectus, the representatives may reduce that short position by purchasing common stock in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

    The representatives may also impose a penalty bid on certain underwriters and selling group members. This means that if the representatives purchase shares of our common stock in the open market to reduce the underwriters' short position or to stabilize the price of our common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of this offering.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of our common stock to the extent that it discourages resales of our common stock.

    Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

    The validity of the common stock offered by this prospectus will be passed upon by Baker & Daniels, Indianapolis, Indiana. Certain legal matters in connection with this offering will be passed upon for the underwriters by Mayer, Brown & Platt, Chicago, Illinois.

                                    EXPERTS

    Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, as set forth in their reports. We have included our financial statements and schedule in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    We have filed with the SEC a Registration Statement on Form S-1 under the Securities Act with respect to our common stock offered hereby. This prospectus is a part of that Registration Statement. This prospectus contains all material information with respect to the matters discussed in it, but it does not contain all of the information set forth in the Registration Statement and the exhibits and schedule to the Registration Statement. Certain parts of the Registration Statement are omitted as allowed by the rules and regulations of the SEC. We refer to the Registration Statement and to the exhibits and schedule to the Registration Statement for further information with respect to us and our common stock being offered hereby.

    Copies of the Registration Statement and the exhibits and schedule to the Registration Statement are on file at the offices of the SEC and copies may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities maintained by the SEC at its principal office located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The SEC also maintains a World Wide Web site on the Internet at http://www.sec.gov which contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC. Those reports, proxy and information statements and other information also can be inspected at Nasdaq's office at 1735 K Street, N.W., Washington, D.C. 20006.

                         INTERACTIVE INTELLIGENCE, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----
Report of Independent Auditors.............................................................................         F-2

Consolidated Balance Sheets................................................................................         F-3

Consolidated Statements of Operations......................................................................         F-4

Consolidated Statements of Shareholders' Deficit...........................................................         F-5

Consolidated Statements of Cash Flows......................................................................         F-6

Notes to Consolidated Financial Statements.................................................................         F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Interactive Intelligence, Inc.

    We have audited the accompanying consolidated balance sheets of Interactive Intelligence, Inc. as of December 31, 1998 and 1997 and the related consolidated statements of operations, shareholders' deficit and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Interactive Intelligence, Inc. at December 31, 1998 and 1997 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG LLP

Indianapolis, IN

February 3, 1999, except as to the first paragraph of Note 5, as to which the date is April 16, 1999 and Note 12, as to which the date is July 12, 1999

                         INTERACTIVE INTELLIGENCE, INC.
                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                    DECEMBER 31,
                                                                                ---------------------
                                                                                  1997        1998
                                                                                ---------  ----------   JUNE 30,
                                                                                                          1999
                                                                                                       -----------
                                                                                                       (UNAUDITED)
                                                      ASSETS
Current assets:
  Cash and cash equivalents...................................................  $     390  $    2,021   $      87
  Accounts receivable, net of allowance for doubtful accounts of $148 in 1997,
    $272 in 1998, and $345 in 1999............................................      1,353       3,269       3,592
  Prepaid expenses............................................................        148         269         322
  Other current assets........................................................         20          75         104
                                                                                ---------  ----------  -----------
Total current assets..........................................................      1,911       5,634       4,105

Property and equipment, net...................................................      1,197       2,440       3,509

Other assets, net.............................................................         33         165         184
                                                                                ---------  ----------  -----------
Total assets..................................................................  $   3,141  $    8,239   $   7,798
                                                                                ---------  ----------  -----------
                                                                                ---------  ----------  -----------

                                      LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
  Accounts payable and accrued liabilities....................................  $     785  $    1,597   $   1,819
  Accrued compensation and related expenses...................................        157         265         736
  Lines of credit.............................................................      1,500          --       1,055
  Deferred revenue............................................................        903       1,500       3,076
  Current portion of capital lease obligations................................        141         541         586
                                                                                ---------  ----------  -----------
Total current liabilities.....................................................      3,486       3,903       7,272

Accounts payable and deferred compensation - shareholder......................        487         584         550
Notes payable and accrued interest - shareholder..............................      5,084       7,969       7,346
Capital lease obligations, net of current portion.............................        301         937         627

Shareholders' deficit:
Preferred stock, no par value; 10,000,000 authorized; no shares issued and
  outstanding.................................................................         --          --          --
Common stock, $0.01 par value; 100,000,000 authorized; 7,741,500 issued and outstanding at December 31, 1997, 10,075,891 issued and outstanding at
  December 31, 1998, 10,700,121 issued and outstanding at June 30, 1999.......         77         101         107
Additional paid-in-capital....................................................        955       9,386      10,739
Accumulated deficit...........................................................     (7,249)    (14,641)    (18,843)
                                                                                ---------  ----------  -----------
Total shareholders' deficit...................................................     (6,217)     (5,154)     (7,997)
                                                                                ---------  ----------  -----------
Total liabilities and shareholders' deficit...................................  $   3,141  $    8,239   $   7,798
                                                                                ---------  ----------  -----------
                                                                                ---------  ----------  -----------

See accompanying notes.

                         INTERACTIVE INTELLIGENCE, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                        -------------------------------
                                                          1996       1997       1998
                                                        ---------  ---------  ---------      SIX MONTHS ENDED
                                                                                                 JUNE 30,
                                                                                         ------------------------
                                                                                            1998         1999
                                                                                         -----------  -----------
                                                                                         (UNAUDITED)  (UNAUDITED)
Revenues:
  Software............................................  $      --  $   1,265  $   7,662   $   2,980    $   5,482
  Services............................................         --        325      1,349         407        1,826
                                                        ---------  ---------  ---------  -----------  -----------
Total revenues........................................         --      1,590      9,011       3,387        7,308
                                                        ---------  ---------  ---------  -----------  -----------

Costs and expenses:
  Costs of software...................................         --         38         59          24           60
  Costs of services...................................         --      1,258      3,381       1,387        2,360
  Sales and marketing.................................        157      2,519      6,623       2,715        4,553
  Research and development............................        987      2,118      4,065       1,837        3,004
  General and administrative..........................        192        742      1,407         590        1,135
                                                        ---------  ---------  ---------  -----------  -----------
Total costs and expenses..............................      1,336      6,675     15,535       6,553       11,112
                                                        ---------  ---------  ---------  -----------  -----------
Operating loss........................................     (1,336)    (5,085)    (6,524)     (3,166)      (3,804)

Interest expense, net.................................         43        361        868         428          398
                                                        ---------  ---------  ---------  -----------  -----------
Loss before income taxes..............................     (1,379)    (5,446)    (7,392)     (3,594)      (4,202)

Income taxes..........................................         --         --         --          --           --
                                                        ---------  ---------  ---------  -----------  -----------

Net loss..............................................  $  (1,379) $  (5,446) $  (7,392)  $  (3,594)   $  (4,202)
                                                        ---------  ---------  ---------  -----------  -----------
                                                        ---------  ---------  ---------  -----------  -----------

Net loss per share:
Basic and diluted.....................................  $   (0.33) $   (0.71) $   (0.84)  $   (0.44)   $   (0.40)
                                                        ---------  ---------  ---------  -----------  -----------
                                                        ---------  ---------  ---------  -----------  -----------

Shares used to compute net loss per share:
Basic and diluted.....................................      4,216      7,642      8,816       8,203       10,538

See accompanying notes.

                         INTERACTIVE INTELLIGENCE, INC.
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT
                                 (IN THOUSANDS)

                                                                 COMMON STOCK       ADDITIONAL
                                                            ----------------------    PAID-IN    ACCUMULATED
                                                             SHARES      AMOUNT       CAPITAL      DEFICIT       TOTAL
                                                            ---------  -----------  -----------  ------------  ---------
Balances, January 1, 1996.................................      3,982   $      40    $     491    $     (424)  $     107

  Issuances of common stock...............................      3,518          35          434            --         469
  Net loss................................................         --          --           --        (1,379)     (1,379)
                                                            ---------       -----   -----------  ------------  ---------
Balances, December 31, 1996...............................      7,500          75          925        (1,803)       (803)

  Exercise of stock options...............................        242           2           30            --          32
  Net loss................................................         --          --           --        (5,446)     (5,446)
                                                            ---------       -----   -----------  ------------  ---------
Balances, December 31, 1997...............................      7,742          77          955        (7,249)     (6,217)

  Conversion of shareholder debt to equity................      1,000          10        2,990            --       3,000
  Issuances of common stock...............................        711           7        5,326            --       5,333
  Repurchases of common stock.............................         (3)         --          (12)           --         (12)
  Exercise of stock options...............................        626           7          127            --         134
  Net loss................................................         --          --           --        (7,392)     (7,392)
                                                            ---------       -----   -----------  ------------  ---------
Balances, December 31, 1998...............................     10,076         101        9,386       (14,641)     (5,154)

  Conversion of shareholder obligations to equity.........        131           1        1,083            --       1,084
  Issuances of common stock...............................         15          --          120            --         120
  Repurchases of common stock.............................         (1)         --          (10)           --         (10)
  Exercise of stock options...............................        479           5          141            --         146
  Amortization of deferred stock based compensation.......         --          --           19            --          19
  Net loss................................................         --          --           --        (4,202)     (4,202)
                                                            ---------       -----   -----------  ------------  ---------
Balances, June 30, 1999 (unaudited).......................     10,700   $     107    $  10,739    $  (18,843)  $  (7,997)
                                                            ---------       -----   -----------  ------------  ---------
                                                            ---------       -----   -----------  ------------  ---------

See accompanying notes.

                         INTERACTIVE INTELLIGENCE, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                   YEAR ENDED
                                                                  DECEMBER 31,                SIX MONTHS ENDED
                                                         -------------------------------          JUNE 30,
                                                           1996       1997       1998     ------------------------
                                                         ---------  ---------  ---------     1998         1999
                                                                                          -----------  -----------
                                                                                          (UNAUDITED)  (UNAUDITED)
OPERATING ACTIVITIES
Net loss...............................................  $  (1,379) $  (5,446) $  (7,392)  $  (3,594)   $  (4,202)
Adjustments to reconcile net loss to net cash used by
  operating activities:
  Depreciation.........................................         84        273        774         328          661
  Amortization of deferred stock based compensation....         --         --         --          --           19
  Changes in operating assets and liabilities:
    Accounts receivable................................        (37)    (1,316)    (1,916)     (1,639)        (323)
    Prepaid expenses...................................        (42)      (106)      (121)         (1)         (53)
    Other current assets...............................         --        (18)       (55)        (31)         (29)
    Accounts payable and accrued liabilities...........         59        674        812         318          222
    Accrued compensation and related expenses..........         75        120        108         201          471
    Deferred revenue...................................         --        903        597         338        1,576
    Accounts payable and deferred compensation -
      shareholder......................................         50        425         97          50          (34)
                                                         ---------  ---------  ---------  -----------  -----------
Net cash used by operating activities..................     (1,190)    (4,491)    (7,096)     (4,030)      (1,692)

INVESTING ACTIVITIES
Purchases of property and equipment, net...............       (330)      (657)      (697)        (91)      (1,730)
Change in other assets.................................         (8)       (23)      (132)        (24)         (19)
                                                         ---------  ---------  ---------  -----------  -----------
Net cash used by investing activities..................       (338)      (680)      (829)       (115)      (1,749)

FINANCING ACTIVITIES
Borrowings under lines of credit.......................        500      1,000         --          51        1,055
Repayments of lines of credit..........................         --         --     (1,500)        (51)          --
Principal payments on capital lease obligations........         --        (47)      (284)       (104)        (265)
Borrowings under notes payable and accrued interest -
  shareholder..........................................        531      4,553      5,885       3,877          461
Proceeds from issuances of common stock................        469         --      5,333          --          120
Repurchases of common stock............................         --         --        (12)         --          (10)
Proceeds from stock options exercised..................         --         32        134          66          146
                                                         ---------  ---------  ---------  -----------  -----------
Net cash provided by financing activities..............      1,500      5,538      9,556       3,839        1,507
                                                         ---------  ---------  ---------  -----------  -----------
Net increase (decrease) in cash and cash equivalents...        (28)       367      1,631        (306)      (1,934)

Cash and cash equivalents, beginning of period.........         51         23        390         390        2,021
                                                         ---------  ---------  ---------  -----------  -----------

Cash and cash equivalents, end of period...............  $      23  $     390  $   2,021   $      84    $      87
                                                         ---------  ---------  ---------  -----------  -----------
                                                         ---------  ---------  ---------  -----------  -----------
Supplemental disclosure of non-cash investing and
  financing activities:
  Acquisition of property and equipment with capital
    lease..............................................  $      --  $     488  $   1,320   $     822    $      --

See accompanying notes.

                         INTERACTIVE INTELLIGENCE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (INFORMATION PERTAINING TO THE SIX MONTHS ENDED
                      JUNE 30, 1998 AND 1999 IS UNAUDITED)

1. THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

    Interactive Intelligence, Inc. ("I3" or "the Company") develops, markets, and supports enterprise software that allows its customers to automate virtually every aspect of their business communications. The Company's flagship product, Enterprise Interaction Center (EIC), is a complete communications solution providing PBX (private branch exchange), ACD (automated call distributor), IVR (interactive voice response), unified messaging, and Internet functionality on a single Windows NT Server. The Company currently derives substantially all of its revenues from licenses of the Enterprise Interaction Center product and related services.

    Principal operations of the Company commenced during 1997. In 1998, the Company established a wholly-owned subsidiary in France and a branch office in Japan. The Company's products are marketed primarily in North America, Western Europe, South Africa and the Asia/Pacific region.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary after elimination of all significant intercompany accounts and transactions.

REVENUE RECOGNITION

    The Company generates software revenues from licensing the rights to use its software products and also generates service revenues primarily from ongoing maintenance (post-contract technical support and product upgrades), educational services, and professional services performed for resellers and end-user customers.

    Revenue from software license agreements is recognized upon shipment of the software if:

    - persuasive evidence of an arrangement exists;

    - sufficient vendor-specific objective evidence exists to support allocating the total fee to all elements of the arrangement;

    - the fee is fixed or determinable; and

    - collection is probable.

Shipment is further defined in certain contracts as delivery of the product master or first copy for non-cancelable product licensing arrangements under which the reseller has certain software distribution rights. For licensing arrangements placed through a reseller, software revenues are generally recognized upon placement of a reseller's binding order, as delivery has occurred through the reseller's possession of a product master and there are no further delivery obligations on behalf of the Company.

    Revenue from ongoing end-user customer maintenance is recognized ratably over the post-contract support term, which is typically twelve months. Revenue from educational services and professional services is recognized when the services are performed.

                         INTERACTIVE INTELLIGENCE, INC.

                (INFORMATION PERTAINING TO THE SIX MONTHS ENDED
                      JUNE 30, 1998 AND 1999 IS UNAUDITED)

1. THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Despite management's best effort to establish good faith estimates and assumptions, actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments with a maturity from date of purchase of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash on deposit with banks and high quality money market instruments.

FINANCIAL INSTRUMENTS

    The fair value of financial instruments, including cash and cash equivalents, accounts receivable, and debt approximate the carrying values.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Leasehold improvements are amortized using the straight-line method over the lesser of the term of the related lease or the estimated useful life. Depreciation, which includes amortization on capital leases, is calculated using the straight-line method over the estimated useful lives of the assets.

RESEARCH AND DEVELOPMENT

    Research and development expenditures are generally charged to operations as incurred. Statement of Financial Accounting Standards No. 86, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE TO BE SOLD, LEASED OR OTHERWISE MARKETED, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant. Through June 30, 1999, all research and development costs have been expensed.

STOCK OPTIONS

    In accordance with Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION (SFAS 123), the Company uses the intrinsic value method to account for stock options, consistent with the existing rules established by Accounting Principles Board No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES.

                         INTERACTIVE INTELLIGENCE, INC.

                (INFORMATION PERTAINING TO THE SIX MONTHS ENDED
                      JUNE 30, 1998 AND 1999 IS UNAUDITED)

1. THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
LOSS PER SHARE

    Basic loss per share is calculated based on the weighted-average number of outstanding common shares in accordance with Statement of Financial Accounting Standard No. 128, EARNINGS PER SHARE. Diluted loss per share is calculated based on the weighted-average number of outstanding common shares plus the effect of dilutive potential common shares. The Company's calculation of diluted net loss per share excludes potential common shares as the effect would be antidilutive. Potential common shares are composed of shares of common stock issuable upon the exercise of stock options.

UNAUDITED INTERIM FINANCIAL STATEMENTS

    The accompanying unaudited financial statements as of June 30, 1999, and for the six months ended June 30, 1998 and 1999, have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Article 10 of Regulation S-X of the Securities Exchange Act of 1934. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

    In the opinion of the Company, all adjustments considered necessary to present fairly the consolidated financial position as of June 30, 1999 and the consolidated statements of operations, shareholders' deficit and cash flows for the six month periods ended June 30, 1998 and 1999 have been included.

RECENTLY ISSUED ACCOUNTING STANDARDS

    Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, REPORTING COMPREHENSIVE INCOME (SFAS 130). SFAS 130 establishes new rules for the reporting and display of comprehensive income and its components. Comprehensive income is the same as net income as there are no applicable adjustments reported in shareholders' deficit. Accordingly, the adoption of this statement had no impact on the Company's net income or shareholders' deficit.

    Effective January 1, 1998, the Company adopted the Statement of Financial Accounting Standards No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION (SFAS 131). SFAS 131 requires public business enterprises to report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports. The adoption of SFAS 131 did not have a significant effect on the disclosure of segment information as the Company continues to consider its business activities as a single segment.

    Other recently issued Statements of Financial Accounting Standards up through and including the most recently issued SFAS, SFAS 137, are not applicable to the Company.

                         INTERACTIVE INTELLIGENCE, INC.

                (INFORMATION PERTAINING TO THE SIX MONTHS ENDED
                      JUNE 30, 1998 AND 1999 IS UNAUDITED)

2. PROPERTY AND EQUIPMENT

    Property and equipment, including capital leases, are summarized as follows at December 31 (IN THOUSANDS):

                                                                               1997       1998
                                                                             ---------  ---------
Computer equipment.........................................................  $   1,123  $   2,550
Furniture & fixtures.......................................................        149        284
Office equipment...........................................................         43         58
Leasehold improvements.....................................................         14         98
Software...................................................................        155        416
Trade show equipment.......................................................         92        187
                                                                             ---------  ---------
                                                                                 1,576      3,593
Less accumulated depreciation..............................................        379      1,153
                                                                             ---------  ---------
                                                                             $   1,197  $   2,440
                                                                             ---------  ---------
                                                                             ---------  ---------

3. BANK LINES OF CREDIT

    The Company has a line of credit with a bank in the amount of $1,000,000 which bears interest at the bank's prime rate (7.75% at December 31, 1998). As of December 31, 1998 the Company had no outstanding balance under the line of credit. The line of credit is guaranteed by the Company's primary shareholder and expires October 31, 1999.

    The Company has a line of credit with a bank in the amount of $4,000,000 which is limited to 80% of the eligible accounts receivable and bears interest at the bank's prime rate (7.75% at December 31, 1998). As of December 31, 1998, the Company had no outstanding balance under the line of credit. The line of credit is secured by certain accounts receivable and is guaranteed by the Company's primary shareholder. As of December 31, 1998, the Company has availability of approximately $2,700,000 under this line of credit. This line of credit expires October 31, 1999.

    The Company had a line of credit with a bank in the amount of $500,000 which bore interest at the bank's prime rate (7.75% at December 31, 1998). As of December 31, 1998 the Company had no outstanding balance under the line of credit. The line of credit was guaranteed by the Company's primary shareholder and expired April 30, 1999.

    In June, 1999 the Company obtained a commitment from the Company's primary lender to extend the Company a $5,000,000 unsecured line of credit contingent upon the Company successfully completing its initial public offering, the negotiation and execution of definitive documents and other customary conditions. When obtained, the line of credit will most likely be subject to certain restrictive covenants that, among other things, will limit the Company's ability to incur additional indebtedness or pay dividends and will require the Company to maintain prescribed debt to equity and fixed charge coverage ratios and minimum net worth levels.

    The Company paid $43,232, $132,704, and $199,433 of interest in 1996, 1997, and 1998, respectively.

                         INTERACTIVE INTELLIGENCE, INC.

                (INFORMATION PERTAINING TO THE SIX MONTHS ENDED
                      JUNE 30, 1998 AND 1999 IS UNAUDITED)

4. RELATED PARTY TRANSACTIONS

    At December 31, 1998 the Company had notes payable of $7,056,000 with its primary shareholder. The notes payable and related interest, accruing at a rate of 10% per annum ($227,862 and $913,367 at December 31, 1997, and 1998, respectively), are due December 31, 2001. There was no interest expense on the notes payable in 1996. Interest expense on the notes payable was $227,862, and $685,505 in 1997 and 1998, respectively. The notes payable are subordinated to the outstanding lines of credit.

    On December 2, 1996 and December 10, 1996, the Company issued 1,875,000 and 1,642,500 shares of Common Stock to its primary shareholder for consideration totaling $469,000. On July 31, 1998, the Company converted $3,000,000 of debt owed to its primary shareholder into 1,000,000 shares of Common Stock. On February 12, 1999, the Company converted $1,100,000 of amounts owed to its primary shareholder into 111,111 shares of Common Stock.

    The Company paid to a minority shareholder $2,000 in 1996, $905,000 in 1997 and $871,000 in 1998 for voice processing boards and related technology and services.

    The Company's primary shareholder is a director and 25% shareholder in a telemarketing company that provides both telemarketing and fulfillment services to the Company. In 1998, the Company paid approximately $110,000 for these services to the telemarketing company.

5. SHAREHOLDERS' EQUITY

    On April 16, 1999, the Company authorized an increase in the authorized common stock to 100,000,000 and established a par value of $.01 on the common stock. At the same time, the Company authorized 10,000,000 shares of no par value preferred stock. In addition, on April 16, 1999, the Company adopted the 1999 Stock Option Plan and the Directors' Stock Option Plan. In conjunction with the adoption of these 1999 Stock Option Plans the Company will no longer issue stock options under the 1995 Stock Option Plans.

    COMMON STOCK OPTIONS The Company's Stock Option Plans, adopted in 1995 and 1999, authorize the granting of incentive and nonqualified stock options. The Board of Directors has approved up to an aggregate of 3,900,000 shares for issuance under the 1999 Stock Option Plans. The exercise price of the options must not be less than the fair market value of the common stock at the date of grant for incentive options. Options granted under the 1995 and 1999 Stock Option Plans generally vest over five and four years, respectively. Options generally become exercisable in equal annual installments on the anniversaries of the date of grant. The term of each option is ten years from the date of grant. However, in the case of an option granted to an employee who, at the time the option is granted, owns stock representing more than ten percent of the voting power of all classes of stock of the Company, the term of the option shall be five years from the date of grant. The plans may be terminated by the Board of Directors at anytime. Through June 30, 1999, the Board of Directors had also issued 97,500 nonqualified stock options outside of the 1995 and 1999 Stock Option Plans.

    No compensation expense was recognized in 1996, 1997 or 1998. The Company recognized compensation expense of approximately $19,000 in 1999.

                         INTERACTIVE INTELLIGENCE, INC.

                (INFORMATION PERTAINING TO THE SIX MONTHS ENDED
                      JUNE 30, 1998 AND 1999 IS UNAUDITED)

5. SHAREHOLDERS' EQUITY (CONTINUED)
    Stock option activity is summarized as follows:

                                                                                                              SIX MONTHS ENDED
                                         1996                    1997                      1998                JUNE 30, 1999
                                ----------------------  -----------------------  ------------------------  ----------------------
                                            WEIGHTED                 WEIGHTED                  WEIGHTED                WEIGHTED
                                             AVERAGE                  AVERAGE                   AVERAGE                 AVERAGE
                                            EXERCISE                 EXERCISE                  EXERCISE                EXERCISE
                                 OPTIONS      PRICE      OPTIONS       PRICE       OPTIONS       PRICE      OPTIONS      PRICE
                                ---------  -----------  ----------  -----------  -----------  -----------  ---------  -----------
Options outstanding, beginning
  of period...................  1,092,083   $    0.13    1,727,633   $    0.13     2,331,683   $    0.39   2,348,903        $1.25
Options granted...............    635,550        0.13      862,050        0.84       730,500        3.13     418,500         9.12
Options exercised.............         --          --     (241,500)       0.13      (626,280)       0.21    (480,749)        0.30
Options canceled..............         --          --      (16,500)       0.87       (87,000)       1.37     (29,700)        2.51
                                ---------               ----------               -----------               ---------
Options outstanding, end of
  period......................  1,727,633   $    0.13    2,331,683   $    0.39     2,348,903   $    1.25   2,256,954        $2.91
                                ---------               ----------               -----------               ---------
                                ---------               ----------               -----------               ---------
Option price range at end of
  period......................  $    0.13               $0.13-0.87               $ 0.13-8.33                          $0.13-10.52
Options available for grant at
  period end..................  2,397,367                1,551,817                   908,317                            3,676,875
Weighted average fair value of
  options granted during the
  period......................  $    0.03               $     0.29               $      1.16                                $2.85

    The following table summarizes information about the options outstanding at June 30, 1999:

                                OPTIONS OUTSTANDING
                              ------------------------    OPTIONS EXERCISABLE
                               WEIGHTED                 ------------------------
                   NUMBER       AVERAGE     WEIGHTED      NUMBER      WEIGHTED
                 OUTSTANDING   REMAINING     AVERAGE    EXERCISABLE    AVERAGE
   RANGE OF      AT JUNE 30,  CONTRACTUAL   EXERCISE    AT JUNE 30,   EXERCISE
EXERCISE PRICES     1999         LIFE         PRICE        1999         PRICE
---------------  -----------  -----------  -----------  -----------  -----------
          $0.13     538,704    6.8 years    $    0.13      165,624    $    0.13
          $0.87     622,950    8.1 years    $    0.87      120,270    $    0.87
     $2.67-3.00     640,050    9.1 years    $    2.83      118,710    $    3.00
          $8.33     171,375    9.5 years    $    8.33           --           --
    $9.33-10.52     283,875    9.9 years    $    9.50           --           --

    Pro forma information regarding net income is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using the minimum value pricing model with the following weighted-average assumptions for 1996, 1997, and 1998 respectively: risk-free interest rates of 5.5%, 5.5%, and 5.0%; a dividend yield of 0%; and a weighted-average expected life of the option of 7.5 years. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                         INTERACTIVE INTELLIGENCE, INC.

                (INFORMATION PERTAINING TO THE SIX MONTHS ENDED
                      JUNE 30, 1998 AND 1999 IS UNAUDITED)

5. SHAREHOLDERS' EQUITY (CONTINUED)
    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (IN THOUSANDS):

                                                                  1996       1997       1998
                                                                ---------  ---------  ---------
Pro forma net loss............................................  $  (1,388) $  (5,485) $  (7,730)
Pro forma loss per share......................................  $   (0.33) $   (0.72) $   (0.88)

    Because SFAS 123 is applicable only to options granted subsequent to December 31, 1994, and because the Company's options generally vest over a 4-year to 5-year period, the pro forma effect of SFAS 123 will not be fully reflected until future years.

6. LEASE AGREEMENTS

    The Company leases its headquarters facilities under non-cancelable operating lease agreements which expire on various dates through April of 2003. In September 1998, the Company entered into a five year lease agreement commencing in March 1999 for 36,797 square feet of office space for its corporate headquarters in Indianapolis, Indiana.

    The Company had $488,297 and $1,809,104 of primarily computer equipment at December 31, 1997 and 1998, respectively, under a lease line. The lease expires in December 2000, is secured by the purchased assets and is also guaranteed by the Company's primary shareholder.

    Minimum future lease payments under non-cancelable capital and operating leases as of December 31, 1998 are summarized as follows (IN THOUSANDS):

                                                                            CAPITAL    OPERATING
                                                                            LEASES      LEASES
                                                                           ---------  -----------
1999.....................................................................  $     656   $     818
2000.....................................................................        624         977
2001.....................................................................        394         930
2002.....................................................................         --         942
2003.....................................................................         --         891
Thereafter...............................................................         --         297
                                                                           ---------  -----------
Total minimum lease payments.............................................      1,674   $   4,855
                                                                                      -----------
                                                                                      -----------
Less: amount representing interest.......................................       (196)
                                                                           ---------
Present value of lease payments..........................................      1,478
Less: current portion....................................................       (541)
                                                                           ---------
Long-term portion........................................................  $     937
                                                                           ---------
                                                                           ---------

    The Company also rents office space for sales offices under month-to-month leases and leases with terms generally less than one year. Rent expense was $88,055, $198,303, and $441,030 for 1996, 1997, and 1998, respectively.

                         INTERACTIVE INTELLIGENCE, INC.

                (INFORMATION PERTAINING TO THE SIX MONTHS ENDED
                      JUNE 30, 1998 AND 1999 IS UNAUDITED)

7. CONCENTRATIONS OF RISK

    Six resellers represented approximately 55% and 41% of the accounts receivable balance at December 31, 1997 and 1998, respectively. At June 30, 1999 six resellers represented approximately 36% of our outstanding accounts receivable balance (unaudited). One international reseller accounted for approximately 17% of revenues in 1997 and no reseller accounted for 10% or more of revenues in 1998. The Company evaluates the credit worthiness of its customers on a periodic basis. The Company generally does not require collateral.

    The Company has one supplier of voice processing boards that are necessary for the operation of the Company's software product. If the supplier becomes unable or unwilling to continue to manufacture and supply these voice processing boards in the volume, price and technical specifications the Company requires, then the Company would have to adapt its products to a substitute supplier.

8. 401(K) RETIREMENT SAVINGS PLAN

    The Company maintains a 401(k) retirement savings plan to provide retirement benefits for substantially all of its employees. Participants in the plan may elect to contribute up to 20% of their annual compensation to the plan, limited to the maximum amount allowed by the Internal Revenue Code. The Company, at its discretion, may make annual contributions to the plan. The Company has made no contributions to the plan through December 31, 1998.

9. INCOME TAXES

    Effective November 5, 1998, the Company terminated its S-corporation status for income tax purposes. From that date forward, the taxable income or loss from operations is includable in the federal and state income tax returns of the Company.

    FASB Statement No. 109, ACCOUNTING FOR INCOME TAXES, requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities. The Company has a net operating loss carryforward of approximately $1 million at December 31, 1998 available to offset future taxable income for federal income tax purposes. The carryforward will expire in 2018. Due to the uncertainty of the realization of the benefits of its favorable tax attributes in the future, the Company has established a valuation allowance against its deferred tax assets as of the S-corporation

                         INTERACTIVE INTELLIGENCE, INC.

                (INFORMATION PERTAINING TO THE SIX MONTHS ENDED
                      JUNE 30, 1998 AND 1999 IS UNAUDITED)

9. INCOME TAXES (CONTINUED)
termination date and December 31, 1998. Significant components of the Company's net deferred taxes at December 31 are as follows (IN THOUSANDS):

                                                                                1998
                                                                              ---------
Deferred tax assets:
  Accrued shareholder interest payable......................................  $     356
  Net operating loss........................................................        258
  Other.....................................................................        198
                                                                              ---------
Total deferred tax assets...................................................        812
  Valuation allowance.......................................................       (812)
                                                                              ---------
Net deferred taxes..........................................................  $      --
                                                                              ---------
                                                                              ---------

    The Company did not record any current or deferred federal, state or foreign income tax provision or benefit for any of the periods presented due to experiencing operating losses since inception.

10. SEGMENT DISCLOSURES

    Revenues derived from non-North American customers accounted for approximately 17% and 16% of the Company's total revenues in 1997 and 1998, respectively and 20% in the first six months of 1999. Non-North American revenues were predominantly derived from:

    - Ireland (100%) in 1997;

    - Sweden (25%), South Africa (18%), Germany (14%), the United Kingdom (7%) and the Philippines (6%) in 1998; and

    - The United Kingdom (39%), the Netherlands (17%), Italy (10%), South Africa (9%), New Zealand (8%), Germany (7%) and Norway (6%) in the first six months of 1999.

    The Company attributes its revenues to countries based on the country in which the end-user customer is located. Substantially all of the Company's long-lived assets are in the United States.

11. CONTINGENCIES

    In June 1999, the Company received a letter from a competitor in the call center market claiming that the Company's products utilize technologies pioneered and patented by that competitor. The Company's patent counsel has reviewed all of the patents listed in the letter from the competitor. Based upon the advice of the Company's patent counsel, the Company believes that its products do not infringe any of the patents listed. The Company intends to discuss its conclusion with the competitor, but cannot assure you that the competitor will concur with the Company's conclusion or that this matter can be resolved amicably, without infringement claims being made by the competitor or without a material adverse effect on the Company's business, financial condition or results of operations.

12. SUBSEQUENT EVENT--STOCK SPLIT

    On July 9, 1999, the Board of Directors declared a three-for-two stock split effective July 12, 1999. All common share and per share amounts and information concerning stock option plans have been adjusted retroactively to give effect to this stock split.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    Through and including October 17, 1999 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                2,670,000 SHARES

                                     [LOGO]

                         INTERACTIVE INTELLIGENCE, INC.

                                  COMMON STOCK

                                ---------------

                              P R O S P E C T U S
                                ----------------

                              MERRILL LYNCH & CO.
                               HAMBRECHT & QUIST
                           U.S. BANCORP PIPER JAFFRAY

                               SEPTEMBER 22, 1999

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